Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NHT OPERATING PARTNERSHIP, LLC,

NHT REIT MERGER SUB, LLC,

NHT OPERATING PARTNERSHIP II, LLC,

CONDOR HOSPITALITY TRUST, INC.

and

CONDOR HOSPITALITY LIMITED PARTNERSHIP

Dated as of July 19, 2019

i

ii

Exhibit A – Form of Company Shareholders Voting Agreement

Exhibit B – Form of Articles of Amendment and Restatement of Surviving Entity

Exhibit C – Form of Amended and Restated Bylaws of Surviving Entity

iii

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”) is made and entered into as of July 19, 2019, by and among: NHT Operating Partnership, LLC, a Delaware limited liability company (“Parent”); NHT REIT Merger Sub, LLC, a Delaware limited liability company (“Merger Sub”); NHT Operating Partnership II, LLC, a Virginia limited liability company (“Merger OP” and, collectively with Parent and Merger Sub, the “Parent Parties”); Condor Hospitality Trust, Inc., a Maryland corporation (the “Company”); and Condor Hospitality Limited Partnership, a Virginia limited partnership (the “Operating Partnership” and, together with the Company, the “Company Parties”). Capitalized terms used but not otherwise defined herein shall have the respective meanings ascribed thereto in Section 1.1.

RECITALS

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the MGCL and the DE LLC Act, (a) Merger Sub will be merged with and into the Company, with the Company surviving the merger as a wholly-owned Subsidiary of Parent (the “Company Merger”) and (b)(i) each outstanding share of common stock, par value $0.01 per share, of the Company (the “Company Common Shares”) (other than Excluded Shares), will be converted into the right to receive the Company Merger Consideration and (ii) each outstanding share of 6.25% Series E Cumulative Convertible Preferred Stock, par value $0.01 per share, of the Company (the “Company Series E Preferred Shares”), will be converted into the right to receive the Series E Preferred Share Merger Consideration;

WHEREAS, the parties intend that, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the VRULPA and the VLLCA, (a) Merger OP be merged with and into the Operating Partnership, with Merger OP surviving the merger (the “Partnership Merger” and together with the Company Merger, the “Mergers”) and (b) and each outstanding common limited partnership unit of the Operating Partnership (the “Partnership Common Units”) (other than Excluded Units) will be converted into the right to receive the Partnership Merger Consideration;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (a) approved this Agreement, the Mergers and the other Transactions, upon the terms and conditions set forth in this Agreement, (b) determined that this Agreement, the Mergers and the other Transactions are advisable and in the best interests of the Company, its shareholders and the limited partners of the Operating Partnership, and (c) resolved to recommend that its shareholders approve the Company Merger and adopt this Agreement;

WHEREAS, Condor Hospitality REIT Trust, a Maryland real estate investment trust and wholly-owned Subsidiary of the Company (“General Partner”), as the sole general partner of the Operating Partnership, has approved this Agreement and determined that it is advisable and in the best interests of the limited partners of the Operating Partnership to consummate the Partnership Merger and the other Transactions;

WHEREAS, Parent, in its capacity as the sole member of Merger Sub and Merger OP, has taken all action required to execute and deliver this Agreement and to approve this Agreement and the consummation by Merger Sub and Merger OP of the Mergers and other Transactions;

WHEREAS, concurrently with the execution and delivery of this Agreement, and as an inducement to the Company Parties’ willingness to enter into this Agreement (a) NexPoint Advisors, L.P. (the “Investor”), has entered into, and delivered to the Company, an Equity Commitment Letter and (b) NHT has entered into, and delivered to the Company, a limited guaranty (the “Limited Guaranty”) of certain of the Parent Parties’ obligations under this Agreement; and

WHEREAS, the Parent Parties certain shareholders of the Company have entered into Voting Agreements in the form attached hereto as Exhibit A (the “Company Shareholders Voting Agreements”) pursuant to which such shareholders have agreed to (a) vote the shares of Company Capital Shares beneficially or of record owned by them, or the voting of which they have the power to direct (or in each case, acquire after the date hereof), in favor of the Company Merger, or cause such interests to be voted in favor of the Company Merger, at any meeting of the shareholders of the Company at which it is proposed that such shareholders approve the Company Merger and (b) to the extent it is required, vote the units of Partnership Common Units beneficially or of record owned by them, or the voting of which they have the power to direct (or in each case, acquire after the date hereof), in favor of the Partnership Merger, or cause such interests to be voted in favor of the Partnership Merger at any meeting of the limited partnership of the Operating Partnership at which it is proposed that such limited partners approve the Partnership Merger.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing and of the representations, warranties, covenants, and agreements contained in this Agreement, the parties, intending to be legally bound, agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions.

(a) As used herein, the following terms have the following meanings:

“1964 Civil Rights Acts” means the Civil Rights Act of 1964.

“2019 Incentive Plans” means the executive incentive plans titled “2019 Cash and Equity Grants Incentive Compensation Objectives” as approved by the Compensation Committee of the Company Board and/or the Company Board on March 4, 2019 and March 28, 2019.

“Acceptable Confidentiality Agreement” means a confidentiality agreement containing terms no less restrictive to the counterparty thereto than the terms of the Confidentiality Agreement; provided, however, that such confidentiality agreement shall not (a) prohibit compliance by the Company with the provisions of Section 5.2 or (b) provide for an exclusive right to negotiate with the Company.

“Acquired Companies” means the Company and each of its Subsidiaries, including, for the avoidance of doubt, the Operating Partnership and the Atlanta JV, collectively.

“Acquisition Proposal” means any proposal or offer from any Third Party relating to, in a single transaction or series of related transactions: (a) any direct or indirect acquisition or purchase (whether by merger, consolidation or otherwise) of 15% or more of any class of the equity interests in the Company (by vote or by value) or any resulting parent company of the Company (including through a tender offer or exchange offer by a Third Party who seeks to acquire beneficial interest or right to acquire beneficial interest) or 15% or more of any class of the equity interests in the Operating Partnership (by vote or by value); (b) any merger, consolidation, business combination, reorganization, share exchange, sale of assets, recapitalization, equity investment, joint venture, liquidation, dissolution or other transaction that would result in any Third Party acquiring assets (including capital stock of or interest in any Subsidiary or Affiliate of the Company) (x) representing, directly or indirectly, 15% or more of the consolidated assets of the Acquired Companies, taken as a whole (as determined on a fair market value basis); or (y) that generate 15% or more of net revenues or net income of the Acquired Companies, taken as a whole; (c) any tender offer or exchange offer, as such terms are defined under the Exchange Act, that, if consummated, would result in any Third Party beneficially owning 15% or more of the outstanding Company Capital Shares (or any class of voting securities of the Company) or 15% or more of the outstanding equity interests in the Operating Partnership; (d) any merger, consolidation, share exchange, business combination, joint venture, recapitalization, reorganization or other similar transaction involving the Company; (e) any other transaction or series of related transactions pursuant to which any Third Party proposes to acquire control of assets of any Acquired Company having a fair market value equal to or greater than 15% of the fair market value of all of the consolidated assets of the Acquired Companies, taken as a whole, immediately prior to such transaction; or (f)(i) any combination of the foregoing or (ii) transactions having similar effects to the transactions described in (a) through (e) of this defintion.

“ADA” means the Americans with Disabilities Act.

“ADEA” means the Age Discrimination in Employment Act.

An “Affiliate” of any Person means another Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first Person. For purposes of the immediately preceding sentence, the term “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by Contract or otherwise.

“Atlanta JV” means Spring Street Hotel Property II LLC, a Delaware limited liability company, Spring Street Hotel Property LLC, a Delaware limited liability company, Spring Street Hotel OpCo II LLC, a Delaware limited liability company, and Spring Street Hotel OpCo LLC, a Delaware limited liability company.

“Business Day” means any day other than (a) a Saturday or Sunday or (b) a day on which banking institutions in New York, New York are authorized or required by Law or executive order to be closed.

“Certificate” means each certificate or other agreement, instrument or document representing ownership of the Company Common Shares (other than Excluded Shares), Company Series E Preferred Shares or Partnership Common Units (other than Excluded Units), as applicable, or any book-entry shares or book-entry units representing the same.

“Change in Circumstances” means any material event, development or occurrence with respect to the Company and the Company Subsidiaries, taken as a whole, that was not known or reasonably expected to have been known or foreseen to or by the Company Board (assuming consultations with appropriate officers and Representatives of the Company) as of or prior to the date of this Agreement and becomes known to the Company Board after the date of this Agreement; provided, however, that in no event shall any of the following constitute or be taken into account in determining whether a Change in Circumstances has occurred: (a) the receipt by the Company of, existence of or terms of an Acquisition Proposal or Inquiry or any matter relating thereto or consequence thereof; (b) any change in Law or GAAP; (c) any fluctuation in the market price or trading volume of the equity or debt securities of the Company or the equity or credit ratings or the ratings outlook for the Company or any of its Subsidiaries by any applicable rating agency; or (d) the mere fact that, in and of itself, the Company meets or exceeds internal or public projections or forecasts or estimates of revenues, earnings or other financial or operating metrics for any period ending on or after the date of this Agreement (provided that the underlying causes of such change or fact shall not be excluded by clause (c) or (d) if not falling into clause (a) of this definition.

“Code” means the Internal Revenue Code of 1986.

“Company Articles” means the Amended and Restated Articles of Incorporation of the Company, as in effect as of the date hereof, including any amendments.

“Company Benefit Plan” means each “employee benefit plan”, as defined in Section 3(3) of ERISA (whether or not subject to ERISA), and each other benefit arrangement, including share bonus, share purchase, share option, restricted shares, share appreciation right or other equity or equity-based program or arrangement, including the Company Compensatory Award, deferred-compensation, employment, consulting, retirement, welfare-benefit, bonus, incentive, commission, change in control, retention, profit sharing, severance, separation, vacation, paid time off, education or tuition assistance, or fringe benefit or other benefit or compensation plan, policy, program, Contract, arrangement or agreement (whether written or unwritten) sponsored, maintained or contributed or required to be contributed to by the Company or any ERISA Affiliate or with respect to which the Company or any ERISA Affiliate has any Liability.

“Company Bylaws” means the Bylaws of the Company, as in effect as of the date hereof, including any amendments.

“Company Compensatory Award” means each award pursuant to the Company Equity Incentive Plan, the Company Restricted Shares and the 2019 Incentive Plans.

“Company Disclosure Schedule” means the Company Disclosure Schedule dated the date hereof and delivered by the Company to Parent prior to or simultaneously with the execution of this Agreement.

“Company Equity Incentive Plan” means (a) the Company’s 2006 Stock Plan and the Company’s 2016 Stock Plan, in each case, including any amendments, (b) the 2019 Incentive Plans and (c) the Employment Agreement.

“Company Intellectual Property Assets” means all Intellectual Property Assets owned by the Acquired Companies.

“Company Material Adverse Effect” means, with respect to the Company Parties, (a) any Effect that has had or would reasonably be expected to have a material adverse effect on the business, financial condition, assets or results of operations of the Acquired Companies, taken as a whole or (b) will prevent the Company Parties from timely consummating the Mergers on or prior to the End Date; provided that, for purposes of clause (a), in no event shall any of the following, alone or in combination, or any Effect to the extent any of the foregoing results from any of the following, be taken into account in determining whether there shall have occurred a Company Material Adverse Effect: (i) changes in the Company’s share price or trading volume; (ii) any failure by the Company to meet, or changes to, published revenue, earnings or other financial projections, or any failure by the Company to meet any internal budgets, plans or forecasts of revenue, earnings or other financial projections, in and of itself (provided, that the exception in this clause (ii) and in clause (i) shall not in any way prevent or otherwise affect a determination that any Effect underlying such failures has resulted in, or contributed to, a

Company Material Adverse Effect); (iii) changes in general business, economic or political conditions in the United States or any other country or region in the world; (iv) conditions in the financial, credit, banking, capital or currency markets in the United States or any other country or region in the world, or changes therein, (including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries and any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world; (v) changes in conditions in the industries in which the Acquired Companies conduct business, including changes in conditions in the real estate industry generally or the lodging industry generally; (vi) changes in political conditions in the United States or any other country or region in the world; (vii) acts of hostilities, war, sabotage or terrorism, including cyber-terrorism (including any outbreak, escalation or general worsening of any such acts) in the United States or any other country or region in the world; (viii) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural or man-made disasters or acts of God or weather conditions in the United States or any other country or region in the world, or any escalation of the foregoing; (ix) the entry into or the announcement, pendency or performance of this Agreement or the Transactions or the consummation of any Transactions (including the identity of the parties hereto; (x) (A) any action taken, or failure to take action, in each case to which Parent has in writing expressly approved, consented to or requested, (B) the taking of any action expressly required by this Agreement or (C) the failure to take any action expressly prohibited by this Agreement; (xi) changes in Law, regulation or other legal or regulatory conditions (or the interpretation thereof); (xii) changes in GAAP (or the interpretation thereof); and (xiii) any Transaction Litigation; provided that, in each of the foregoing clauses (iii), (iv), (v), (vi), (vii), (viii) and (xi), such Effects referred to therein may be taken into account to the extent that the Company is disproportionally affected relative to other companies in the United States in the industry in which the Acquired Companies operate, in which case only the incremental disproportionate impact or impacts may be taken into account in determining whether or not there has been a Company Material Adverse Effect; provided, further, that clause (ix) shall not apply to the use of Company Material Adverse Effect in Section 3.18 (or Section 6.2(a) as it relates to Section 3.18).

“Company Preferred Shares” means the preferred stock, par value $0.01 per share, of the Company.

“Company Protected Information” means any confidential information of the Company or its Subsidiaries, trade secrets of the Company or its Subsidiaries, information to which the Company or any of its Subsidiaries or one of their management companies or franchisors, as applicable, has undertaken an obligation of confidentiality to a Third Party, or information that is related to or capable of being linked to a person that is held, used, disclosed or collected by the Company or any of its Subsidiaries or one of their management companies or franchisors, as applicable.

“Company Real Property” means, collectively, the Owned Real Property and the Ground Leased Real Property.

“Confidentiality Agreement” means the Confidentiality Agreement, between the Company and NexPoint Real Estate Advisors, L.P., dated as of October 3, 2018.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, mortgage, indenture, deed of trust, debenture, note, option, warrant, warranty, purchase order, license, Permit, franchise, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“Convertible Note” means that certain Convertible Promissory Note dated March 16, 2016 by the Company to the order of Real Estate Strategies L.P., including any interest therein of Real Estate Investment Group VII L.P.

“Davis Bacon Act” means the Davis-Bacon Act of 1931.

“Debt Financing” means the funding received pursuant to the Debt Commitment Letter, or any alternative financing obtained by Parent.

“DE LLC Act” means the Delaware Limited Liability Company Act.

“Effect” means any effect, change, event, occurrence, circumstance or development.

“Employment Agreement” means the employment agreement between the Company and J. William Blackham, entered into on March 2, 2015, as amended on September 1, 2016, June 28, 2017 and April 10, 2018 and the Executive Form 8-K.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity (including any Governmental Entity).

“Environmental Claims” means any Legal Proceedings or Orders alleging potential responsibility or Liability arising out of (a) the presence, release or threatened release of any Hazardous Materials at any location or (b) any violation or alleged violation of any Environmental Law or Environmental Permit.

“Environmental Law” means any Law concerning pollution or protection of the environment, natural resources or human health and safety, including any Law relating to the manufacture, handling, transport, use, treatment, storage, disposal or release of any harmful or deleterious material.

“Environmental Permits” means all Permits issued or required under applicable Environmental Law.

“Equal Pay Act” means the Equal Pay Act of 1963.

“ERISA” means the Employee Retirement Income Security Act of 1974, and the regulations promulgated thereunder.

“ERISA Affiliate” means any Entity, trade or business (whether or not incorporated) that is considered a single employer together with the Company or any ERISA Affiliate under ERISA Section 4001(b) or part of the same “controlled group” with the Company or any ERISA Affiliate for purposes of Code Section 414.

“Exchange Act” means the Securities Exchange Act of 1934.

“Executive Form 8-K” means the Company’s Current Report on Form 8-K dated August 28, 2018.

“Financing Sources” means the agents, arrangers, lenders and other entities that have committed to provide or arrange all or any part of the Debt Financing and any alternative financing, including the parties to any joinder agreements, indentures or credit agreements entered pursuant thereto or relating thereto (excluding Parent and any of its Subsidiaries), together with their respective Affiliates, officers, directors, employees, agents, representatives, successors and assigns of each one of the foregoing.

“FLSA” means the Fair Labor Standards Act.

“FMLA” means the Family and Medical Leave Act.

“Franchise Agreement Documents” means any franchise, trademark or license agreement entered into by any of the Acquired Companies pursuant to which any Company Real Property is flagged under a hotel brand owned by any Third Party (each a “Franchise Company”), and each amendment, guarantee, license (whether with the Franchise Company or any Affiliate thereof) or other Contract related to such franchise agreement and entered into by any of the Acquired Companies, in each case that are material to any Company Real Property.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means (a) any federal, state, county, local, municipal or foreign government or administrative agency or political subdivision thereof, (b) any governmental agency, authority, board, bureau, commission, department or instrumentality, (c) any court or administrative tribunal, (d) any non-governmental agency, tribunal or entity that is vested by a governmental agency with applicable jurisdiction or (e) any arbitration tribunal or other non-governmental authority with applicable jurisdiction.

“Group” shall have the meaning ascribed to such term in Section 13(d) under the Exchange Act.

“Hazardous Materials” means all substances, materials or wastes that are defined or classified or regulated as hazardous, toxic, explosive or radioactive, as pollutants or contaminants, or any other terms of similar meaning, under Environmental Law, including petroleum or petroleum distillates, asbestos, radon, polychlorinated biphenyls and per- and polyfluoroalkyl substances.

“Indebtedness” means, with respect to any Person, without duplication, all (a) obligations of such Person for borrowed money, (b) obligations of such Person evidenced by notes, debentures, bonds or similar instruments, (c) obligations of such Person under leases required to be treated as capitalized leases in accordance with GAAP, (d) obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction to the extent such letters of credit, banker’s acceptances or similar credit transactions have been drawn upon, (e) net obligations of such Person in respect of interest rate, currency and other swaps, hedges or similar arrangements, (f) guarantees and arrangements having the economic effect of a guarantee of such Person of any of the foregoing types of payment obligations on behalf of any other Person, (g) all obligations issued, undertaken or assumed as the deferred purchase price for any property or assets, (h) all outstanding prepayment premium obligations of such Person, if any, and accrued interest, fees and expenses related to any of the items set forth in clauses (a) through (g); provided that, for clarification, Indebtedness shall not include “trade debt” or “trade payables”. Notwithstanding the foregoing, Indebtedness does not include any intercompany obligations between or among the Acquired Companies which are wholly-owned.

“Intellectual Property Assets” means any and all of the following, as they exist throughout the world: (a) patents and patent applications of any kind, inventions, discoveries and invention disclosures (whether or not patented), any and all improvements thereof, and all related continuations, continuations-in-part, divisionals, reissues, reexaminations, substitutions and extensions thereof (collectively, “Patents”); (b) rights in registered and unregistered trademarks, service marks, trade names, logos and corporate names, Internet domain names, social media handles, design rights and other source identifiers, registrations and applications for registration of any of the foregoing and together with the goodwill symbolized by any of the foregoing (collectively, “Marks”); (c) copyrights in both published and unpublished works, works of authorship, copyrightable works and all copyright registrations and applications and registered and unregistered copyrights (collectively, “Copyrights”); (d) confidential and proprietary information, including trade secrets, customer and supplier lists, pricing, cost information, business and marketing plans and proposals, knowhow, algorithms, methodologies, compilations, programs, methods, strategies, techniques and processes, in each case that derives independent economic value, actual or potential, from not being generally known or readily ascertainable by others who can obtain economic value from its disclosure or use; (e) all rights in the foregoing; (f) all applications and registrations for the foregoing; and (g) any and all other intellectual property rights under applicable Law.

“IRS” means the Internal Revenue Service.

“Knowledge of the Company”, or “to the Company’s Knowledge”, whether or not capitalized, or any similar expression used with respect to the Company, means the actual knowledge of the individuals set forth in Part 1.1(a) of the Company Disclosure Schedule, after reasonable inquiry.

“Law” shall mean any federal, state, local or foreign statute, law, regulation, requirement, interpretation, Permit, license, approval, authorization, decision, directive, decree, rule, ruling, Order, ordinance, code, policy or rule of common law of any Governmental Entity, including any judicial or administrative interpretation thereof.

“Legal Proceeding” means any claim, demand, action, suit, litigation, proceeding, arbitration, mediation or other investigation, audit, citation or violation (in each case, whether civil or criminal) brought, conducted, tried or heard by or before, or otherwise involving, any Person (including any Governmental Entity).

“Liability” or “Liabilities” means any and all debts, liabilities and obligations of any nature whatsoever, whether accrued or fixed, absolute or contingent, matured or unmatured or determined or determinable, including those arising under any Law, those arising under any Contract or undertaking and those arising as a result of any act or omission.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance, right of first refusal, preemptive right, community property right or other similar adverse restriction in respect of such property or asset.

“made available to Parent” means that such information, document or material was: (a) publicly available on the SEC EDGAR database at least two Business Days prior to the execution of this Agreement; (b) delivered to Parent or Parent’s Representatives via electronic mail or in hard copy form prior to the execution of this Agreement; or (c) made available for review by Parent or Parent’s Representatives at least 24 hours prior to the execution of this Agreement in the virtual data room maintained by the Company in connection with the Mergers.

“Management Agreement Documents” means the management agreements entered into by any of the Acquired Companies pursuant to which any Third Party hotel operator manages or operates any Company Real Property (each a “Management Company”) on behalf of any of the Acquired Companies and each amendment, guarantee, license or franchise agreement (whether with the Management Company or any Affiliate thereof) or other Contracts related to such management agreements and entered into by any of the Acquired Companies, in each case that are material to any Company Real Property.

“Material Company Lease” means any lease, sublease or occupancy agreement of real property (other than Ground Leases) under which any of the Acquired Companies is the tenant or subtenant or serves in a similar capacity, (a) providing for annual rentals of $50,000 or more or (b) demising more than 2,500 square feet of space, in each case other than agreements exclusively among the Acquired Companies.

“Material Space Lease” means any lease, sublease, license or occupancy agreement of real property (other than Ground Leases) under which any of the Acquired Companies is the landlord or sub-landlord or serves in a similar capacity, (a) providing for annual rentals of $50,000 or more or (b) demising more than 2,500 square feet of space, in each case other than agreements exclusively among the Acquired Companies.

“Merger Consideration” means the Company Merger Consideration, Series E Preferred Share Merger Consideration or Partnership Merger Consideration, as applicable.

“MGCL” means the Maryland General Corporation Law.

“NYSE American” means the NYSE American.

“Offering” means the proposed offering and sale of subscription receipts to be issued by NexPoint Hospitality Trust, an Affiliate of Parent (“NHT”), to be issued by NHT to finance all or a portion of the Equity Financing.

“Offering Document” means the preliminary prospectus and the prospectus of NHT with respect to the Offering.

“Order” means any writ, judgment, injunction, consent, order, decree, stipulation, award, agreement, conciliation, ruling, assessment or executive order of or by any Governmental Entity.

“Organizational Documents” means, with respect to any Entity, (a) if such Entity is a corporation, such Entity’s certificate or articles of incorporation, by-laws and similar organizational documents, as amended and in effect on the date hereof, (b) if such Entity is a limited liability company, such Entity’s certificate or articles of formation and operating agreement, as amended and in effect on the date hereof, (c) if such Entity is a trust, such Entity’s declaration of trust, by-laws and similar organizational documents, as amended and in effect on the date hereof, and (d) if such Entity is a limited partnership, such Entity’s certificate of limited partnership, partnership agreement and similar organizational documents, as amended and in effect on the date hereof.

“Parent Expense Amount” means an amount equal to the sum of all documented out-of-pocket expenses paid or payable by or on behalf of any of the Parent Parties in connection with this Agreement, the Mergers or any of the other Transactions; provided, that the Parent Expense Amount shall not exceed $ 3,180,000.

“Parent Material Adverse Effect” means, with respect to Parent, any Effect that, individually or taken together with all other Effects that have occurred prior to the date of determination of the occurrence of the Parent Material Adverse Effect, is or would be reasonably likely to prevent or delay the abilities of the Parent Parties to consummate the Mergers.

“Partnership Agreement” means the Third Amended and Restated Agreement of Limited Partnership of the Operating Partnership, dated as of June 30, 2000, among the General Partner and the other partners named therein, as in effect as of the date hereof, including any amendments.

“Partnership Preferred Units” means the preferred units in the Operating Partnership.

“Partnership Series E Preferred Units” means the preferred units in the Operating Partnership designated as “Series E Cumulative Convertible Preferred Partnership Units” under the Partnership Agreement.

“Partnership Units” means the Partnership Common Units and the Partnership Preferred Units.

“Permitted Liens” means (a) Liens disclosed in the notes to the consolidated financial statements of the Company included in the Company SEC Documents filed as of the date hereof, (b) Liens for Taxes, assessments and other governmental levies, fees or charges that are not due and payable as of the Closing Date, or that are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (c) statutory landlord’s, mechanic’s, carrier’s, workmen’s, repairmen’s or other similar Liens arising or incurred in the ordinary course of business that are not yet due and payable as of the Closing Date, or that are being contested in good faith and for which appropriate reserves have been established in accordance with GAAP, (d) zoning, building codes and other land use Law regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any Governmental Entity having jurisdiction over such real property that are not violated by the current use or occupancy of real property or the operation of the business thereon or which do not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property, (e) conditions, covenants, restrictions, easements and reservations of rights, including rights of way, for sewers, electric lines, telegraph and telephone lines and other similar purposes, and affecting the fee title to any real property owned or leased by the Company which are disclosed on existing title reports or existing surveys or which would be shown on current title reports or current surveys performed by Parent as of the date hereof and the existence of which does not, and would not reasonably be expected to, materially impair the marketability, value or use and enjoyment of such real property or the ability to obtain a mortgage loan from a national or regional financial institution on such real property, (f) Liens imposed by Law (excluding Liens under ERISA), (g) title to any portion of any owned or leased real property lying within the boundary of any public or private road, easement or right of way, (h) deposits or pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws, or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable and (i) rights of setoff or bankers’ liens upon deposits of cash in favor of banks or other depository institutions, solely to the extent incurred in connection with the maintenance of such deposit accounts in the ordinary course of business.

“Person” means any individual, corporation, partnership (general or limited), limited liability company, limited liability partnership, trust, joint venture, joint stock company, syndicate, association, Entity, unincorporated organization or government, or any political subdivision, agency or instrumentality thereof.

“Prior Sale Agreements” means any purchase or sale Contract relating to any real property or leasehold interest in any Ground Lease conveyed, transferred, assigned or otherwise disposed of by the Company or any of its Subsidiaries since January 1, 2014, except for easements and similar interests.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Service Contract Act” means the McNamara — O’Hara Service Contract Act of 1965.

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint venture or other legal Entity of which such Person (either directly or through or together with another Subsidiary of such Person) owns more than 50% of the voting stock or value of such corporation, partnership, limited liability company, joint venture or other legal Entity. For the avoidance of doubt, the Atlanta JV shall be considered a Subsidiary of the Company for all purposes of this Agreement.

“Subsidiary REIT” means any Subsidiary that for the applicable period has filed an election under Code Section 856(c) to be taxed as a REIT or otherwise intended (or intends) to qualify as a REIT for the applicable period.

“Superior Proposal” means a bona fide written Acquisition Proposal (with all of the references to 15% included in the definition of Acquisition Proposal increased to more than 50%) (a) that is on terms that the Company Board determines in good faith, after consultation with the Company’s financial advisor and outside legal counsel, would result, if consummated, in a transaction that is more favorable to the Company and the holders of Company Capital Shares (solely in their capacity as such) than the Mergers and this Agreement (including any revisions from a financial point of view than the Mergers, taking into consideration, among other things, all of the terms and conditions of such Acquisition Proposal and this Agreement (including any revisions to the terms of this Agreement proposed by Parent in writing prior to the time of such determination as set forth in Section 5.2(d)) and (b) the conditions to the consummation of which are all reasonably capable of being consummated in accordance with its terms, in each case, taking into account all legal, regulatory and financing aspects of the proposal and the person making the proposal and other aspects of such proposal that the Company Board may deem appropriate.

“Tax” (and, with correlative meaning, “Taxes”) means any federal, state, local or foreign income, gross receipts, property, sales, use, license, franchise, employment, payroll, severance, stamp, occupation, windfall profits, profits, environmental, customs, duties, capital stock, social security (or similar, including FICA), unemployment, disability, real property, personal property, sales, use, estimated, premium, withholding, alternative or added minimum, ad valorem, transfer or excise tax, or any other tax of any kind or any charge of any kind in the nature of (or similar to) taxes whatsoever, together with any interest or penalty or addition thereto, whether disputed or not, imposed by any taxing authority, and including any obligations to indemnify or otherwise assume or succeed to the tax Liability of another Person.

“Tax Return” means any return, report, document, declaration or similar statement required to be filed with respect to any Tax (including any attached schedules), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Third Party” means any Person or Group other than the Company Parties or the Parent Parties.

“Transaction Documents” means, collectively, the Confidentiality Agreement, the Commitment Letters, the Limited Guaranty, and any other document contemplated thereby or any document or instrument delivered in connection with this Agreement or those agreements.

“Transaction Litigation” means any litigation asserted or commenced by any shareholder of the Company or any holder of the Company’s other securities (whether directly or on behalf of the Company or otherwise) against the Company Parties, the Company Board, any committee thereof and/or any of the Company’s directors or officers relating to this Agreement, the Mergers or any of the Transactions.

“Transfer Right” means, with respect to any Acquired Company, a buy/sell, put option, call option, option to purchase, a marketing right, a forced sale, tag or drag right or a right of first offer, right of first refusal or right that is similar to any of the foregoing, pursuant to the terms of which any Acquired Company, on the one hand, or another Person, on the other hand, could be required to purchase or sell the applicable equity interests of any Person or any real property.

“Transactions” means the transactions contemplated by this Agreement, including the Mergers.

“VLLCA” means the Virginia Limited Liability Company Act.

“VRULPA” means the Virginia Revised Uniform Limited Partnership Act.

“Walsh Healey Act” means the Walsh — Healey Act of 1936.

“WARN Act” means the United States Worker Adjustment and Retraining Notification Act, or any similar state or local Law.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Agreement	Preamble
Alternative Acquisition Agreement	Section 5.2(d)
Atlanta JV Equity Interest Purchase Price	Section 5.20
Atlanta JV Financing	Section 5.20
Bankruptcy and Equity Exception	Section 3.8(c)
Buy / Sell	Section 5.20
Capitalization Date	Section 3.3(a)
Cap Ex Plan	Section 5.19
Change in Recommendation	Section 5.2(d)
Chosen Courts	Section 8.5
Closing	Section 2.3(a)
Closing Date	Section 2.3(a)
Company	Preamble
Company Articles of Merger	Section 2.3(b)
Company Board	Recitals
Company Board Recommendation	Section 3.16(a)
Company Capital Shares	Section 3.3(a)
Company Common Shares	Recitals
Company Financial Statements	Section 3.4(b)
Company Merger	Recitals
Company Merger Consideration	Section 2.5(a)(i)
Company Merger Effective Time	Section 2.3(b)
Company Parties	Preamble
Company Permits	Section 3.9(a)
Company Related Parties	Section 7.3(h)
Company Restricted Shares	Section 2.8(a)
Company SEC Documents	Section 3.4(a)
Company Series E Preferred Shares	Recitals

Term	Section
Company Shareholder Approval	Section 3.16(a)
Company Shareholder Voting Agreements	Recitals
Company Termination Fee	Section 7.3(b)
Conditions Satisfied Notice	Section 7.4
Copyrights	Section 1.1(a)
Debt Commitment Letter	Section 5.22
Debt Financing	Section 1.1(a)
DE SOS	Section 2.3(b)
Effective Time	Section 2.3(b)
Electronic Delivery	Section 8.9
End Date	Section 7.1(b)
Equity Commitment Letter	Section 4.6(b)
Equity Financing	Section 4.6(b)
Evaluation Material	Section 5.5
Exchange Agent	Section 2.7(a)
Exchange Fund	Section 2.7(a)
Excluded Shares	Section 2.5(a)(i)
Excluded Units	Section 2.6(b)
Extension	Section 7.4
FCPA	Section 3.9(c)
Financing	Section 4.6(b)
Financing Commitments	Section 4.6(b)
Franchise Company	Section 1.1(a)
General Partner	Recitals
Ground Lease	Section 3.6(b)
Ground Leases	Section 3.6(b)
Ground Leased Real Property	Section 3.6(b)
Indemnified Party	Section 5.9(b)
Indemnified Party Proceeding	Section 5.9(b)
Inquiry	Section 5.2(a)(i)
Interim Period	Section 5.1(a)
Investment Banker	Section 3.19
Investor	Preamble
Limited Guaranty	Recitals
Management Company	Section 1.1(a)
Marks	Section 1.1(a)
Material Contract	Section 3.8(c)
Maximum Premium	Section 5.9(a)
Mergers	Recitals
Merger OP	Preamble
Merger Sub	Preamble
NHT	Section 1.1(a)
Non-Recourse Company Party	Section 8.12
Operating Partnership	Preamble
Owned Real Property	Section 3.6(a)

Term	Section
Parent	Preamble
Parent Parties	Preamble
Parent Related Parties	Section 7.3(h)
Parent Termination Fee	Section 7.3(e)(ii)
Partnership Articles of Merger	Section 2.3(c)
Partnership Common Units	Recitals
Partnership Merger	Recitals
Partnership Merger Consideration	Section 2.6(a)
Partnership Merger Effective Time	Section 2.3(c)
Patents	Section 1.1(a)
Payoff Letters	Section 5.18(b)
Permit	Section 3.9(a)
Proxy Statement	Section 5.3(a)
QRS	Section 3.11(c)
Registered Company Intellectual Property Assets	Section 3.14(a)
REIT	Section 3.11(c)
Representatives	Section 5.2(a)
Requested Repairs	Section 5.21
SDAT	Section 2.3(b)
Series E Preferred Share Merger Consideration	Section 2.5(c)
Shareholders Meeting	Section 5.3(d)
Specified Agreements	Section 5.8
Superior Proposal Notice	Section 5.2(e)(i)
Surviving Entity	Section 2.1(a)
Surviving Partnership	Section 2.1(b)
Takeover Statutes	Section 3.22
Third Party IP Rights	Section 3.14(b)(iii)
Tier 1 Parent Termination Fee	Section 7.3(e)(i)
Tier 2 Parent Termination Fee	Section 7.3(e)(ii)
Transfer	Section 5.20
Transfer Taxes	Section 5.14(b)
TRS	Section 3.11(c)
TWC	Section 5.20
VSCC	Section 2.3(c)

Section 1.2 Other Definitional and Interpretative Provisions.

(a) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Parts, Exhibits and Schedules are to Articles, Sections, Parts, Exhibits and Schedules of this Agreement unless otherwise specified. Any capitalized terms used in any Part, Exhibit or Schedule but not otherwise defined therein shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References to any statute are to that statute and to the rules and regulations promulgated thereunder, in each case as amended from time to time. References to “$” and “dollars” are to the currency of the United States. Accounting terms used, but not specifically defined, in this Agreement shall be construed in accordance with GAAP. All references to “days” shall be to calendar days unless otherwise indicated as a “Business Day.” Except as otherwise specifically indicated, for purposes of measuring the beginning and ending of time periods in this Agreement (including for purposes of “Business Day” and for hours in a day or Business Day), the time at which a thing, occurrence or event shall begin or end shall be deemed to occur in the Eastern time zone of the United States.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring by virtue of the authorship of any provisions of this Agreement.

ARTICLE 2

THE MERGERS

Section 2.1 The Mergers.

(a) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DE LLC Act and the MGCL, at the Company Merger Effective Time, Merger Sub shall be merged with and into the Company, and the separate existence of Merger Sub shall thereupon cease. The Company will continue as the surviving Entity (the “Surviving Entity”) in the Company Merger.

(b) Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the VRULPA and the VLLCA, at the Partnership Merger Effective Time, Merger OP shall be merged with and into the Operating Partnership, and the separate existence of the Operating Partnership shall thereupon cease. Merger OP will continue as the surviving partnership (the “Surviving Partnership”) in the Partnership Merger.

Section 2.2 Effect of the Mergers.

(a) The Company Merger shall have the effects provided in this Agreement and as set forth in the DE LLC Act and the MGCL. Without limiting the generality of the foregoing, and subject thereto, at the Company Merger Effective Time, all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Entity, and all debts, liabilities, duties and obligations of the Company and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Entity.

(b) The Partnership Merger shall have the effects provided in this Agreement and as set forth in the VRULPA and the VLLCA. Without limiting the generality of the foregoing, and subject thereto, at the Partnership Merger Effective Time, all the properties, rights, privileges, powers and franchises of the Operating Partnership and Merger OP shall vest in the Surviving Partnership, and all debts, liabilities, duties and obligations of the Operating Partnership and Merger OP shall become the debts, liabilities, duties and obligations of the Surviving Partnership.

Section 2.3 Closing; Effective Times.

(a) The closing of the Mergers (the “Closing”) shall take place at 10:00 a.m., Eastern time, as soon as practicable (and, in any event, within seven Business Days) following the satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permitted by applicable Law, waiver of those conditions), remotely via the electronic exchange of documents and executed signature pages, unless another date, time or place is agreed to in writing by Parent and the Company; provided, however, that notwithstanding the foregoing, in no event shall the Closing occur prior to October 1, 2019. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) Upon the terms and subject to the provisions of this Agreement, on the Closing Date and immediately following the Partnership Merger Effective Time, Merger Sub and the Company shall (i) duly execute and file articles of merger (the “Company Articles of Merger”) with the State Department of Assessments and Taxation of Maryland (“SDAT”) in accordance with the Laws of the State of Maryland and with the Secretary of State of the State of Delaware (the “DE SOS”) in accordance with the DE LLC Act, and (ii) make any other filings, recordings or publications required to be made by the Company or Merger Sub in connection with the Company Merger. The Company Merger shall become effective after the Partnership Merger Effective Time on the date and time at which the Company Articles of Merger have been filed with, and accepted for record by, the SDAT, or at such other date and time as is agreed between the parties hereto and specified in the Company Articles of Merger in accordance with the MGCL and the DE LLC Act (such date and time being hereinafter referred to as the “Company Merger Effective Time” or the “Effective Time”). The parties shall cause the Effective Time to occur immediately after the Partnership Merger Effective Time.

(c) As soon as practicable on the Closing Date, Merger OP and the Operating Partnership shall (i) duly execute and file articles of merger (the “Partnership Articles of Merger”) with the Virginia State Corporation Commission (“VSCC”) in accordance with the VRULPA and the VLLCA, and (ii) make any other filings, recordings or publications required to be made by the Operating Partnership or Merger OP in connection with the Partnership Merger. The Partnership Merger shall become effective on the date and time at which the Partnership Articles of Merger have been duly filed with, and accepted for record by, the VSCC, or at such other date and time agreed between the parties and specified in the Partnership Articles of Merger (the “Partnership Merger Effective Time”). The parties shall cause the Partnership Merger Effective Time to occur immediately prior to the Company Merger Effective Time.

(d) Unless otherwise agreed, the parties shall cause the Company Merger Effective Time and the Partnership Merger Effective Time to occur on the Closing Date.

Section 2.4 Organizational Documents; Etc.

(a) At the Company Merger Effective Time, unless otherwise determined by Parent prior to the Company Merger Effective Time:

(i) the name of the Surviving Entity shall be “NHT Hospitality Trust II, Inc.”;

(ii) the articles of incorporation of the Surviving Entity shall be amended and restated in substantially the form attached hereto as Exhibit B, until further amended in accordance with applicable Law;

(iii) the bylaws of the Surviving Entity shall be amended and restated in substantially the form attached hereto as Exhibit C, until further amended in accordance with applicable Law; and

(iv) from and after the Company Merger Effective Time, until successors are duly elected or appointed and qualified in accordance with applicable Law, (A) Matt McGraner shall be the sole director of the of the Surviving Entity and (B) the officers of Merger Sub immediately prior to the Company Merger Effective Time shall be the officers of the Surviving Entity.

(b) At the Partnership Merger Effective Time, unless otherwise determined by Parent prior to the Partnership Merger Effective Time:

(i) the name of the Surviving Partnership shall be “NHT Operating Partnership II, LLC.”;

(ii) the certificate of formation of Merger OP, as in effect immediately prior to the Partnership Merger Effective Time shall be the certificate of formation of the Surviving Partnership, amended in accordance with applicable Law;

(iii) the limited liability agreement of Merger OP, as in effect immediately prior to the Partnership Merger Effective Time, shall be the limited partnership agreement of the Surviving Partnership, until thereafter amended in accordance with the provisions thereof and in accordance with applicable Law; and

(iv) from and after the Partnership Merger Effective Time, (A) until successors are duly elected or appointed and qualified in accordance with applicable Law, the officers of Merger OP immediately prior to the Partnership Merger Effective Time shall be the officers of the Surviving Partnership and (B) the Company, as the sole member following the Partnership Merger Effective Time, shall manage the affairs and businesses of the Surviving Partnership.

Section 2.5 Company Merger Consideration; Effect on Company Capital Shares.

(a) At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of Parent, Merger Sub, the Company or any holder of Company Common Shares:

(i) Each Company Common Share, issued and outstanding immediately prior to the Effective Time (other than Company Common Shares to be cancelled or converted pursuant to Section 2.5(a)(iii) and Section 2.5(a)(iv) (collectively, “Excluded Shares”)), subject to the terms and conditions set forth herein, shall be automatically cancelled and converted into the right to receive an amount in cash equal to $11.10 per Company Common Share (the “Company Merger Consideration”), without interest thereon. At the Effective Time, all of the Company Common Shares (other than Excluded Shares) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and each Certificate representing ownership of the Company Common Shares (other than Excluded Shares) outstanding immediately prior to the Effective Time shall thereafter represent only the right to receive the Company Merger Consideration, without interest thereon.

(ii) Each membership interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one share of common stock, par value $0.01 per share, of the Surviving Entity.

(iii) Any Company Common Shares then held by the Company in the Company’s treasury shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(iv) Any Company Common Shares held by the Parent Parties or any of their Subsidiaries shall be cancelled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor.

(b) Without duplication of the effects of Section 2.5(a), if, between the date hereof and the Company Merger Effective Time or the Partnership Merger Effective Time, the outstanding Company Common Shares or Partnership Common Units are changed into a different number or class of shares by reason of any share split, division or subdivision of shares, share dividend, reverse share split, consolidation of shares, reclassification, reorganization, recapitalization or other similar transaction, then the amount of cash into which each Company Common Share is converted in the Company Merger and each Partnership Common Units is converted in the Partnership Merger shall be adjusted to provide the holders the same economic effect as contemplated by this Agreement prior to such event; provided, however, that nothing set forth in this Section 2.5(b) shall be construed to supersede or in any way limit the prohibitions set forth in Section 5.1.

(c) At the Company Merger Effective Time, by virtue of the Company Merger and without any action on the part of any holder thereof, each Company Series E Preferred Share issued and outstanding immediately prior to the Company Merger Effective Time shall be automatically cancelled and converted into the right to receive an amount in cash equal to $10.00 (the “Series E Preferred Share Merger Consideration”), without interest thereon. At the Company Merger Effective Time, all of the Company Series E Preferred Shares shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and each Certificate representing ownership of the Company Series E Preferred Shares outstanding immediately prior to the Effective Time shall thereafter represent only the right to receive the Series E Preferred Share Merger Consideration, without interest thereon.

Section 2.6 Partnership Merger Consideration; Effect on Partnership Units. At the Partnership Merger Effective Time, by virtue of the Partnership Merger and without any action on the part of Merger OP, the Operating Partnership or any holder of partnership interests in the Operating Partnership or any holder of membership interests in Merger OP, as applicable:

(a) Each Partnership Common Unit that is issued and outstanding immediately prior to the Partnership Merger Effective Time (other than Excluded Units), subject to the terms and conditions set forth herein, shall be converted into, and shall be cancelled in exchange for, the right to receive an amount in cash equal to $0.21346 per Partnership Common Unit (the “Partnership Merger Consideration”), without interest thereon. At the Partnership Merger Effective Time, all of the Partnership Common Units (other than the Excluded Units) shall cease to be outstanding, shall automatically be cancelled and shall cease to exist, and each Certificate representing ownership of the Partnership Common Units (other than Excluded Units) and outstanding immediately prior to the Partnership Merger Effective Time shall thereafter represent only the right to receive the Partnership Merger Consideration, without interest thereon.

(b) Each Partnership Common Unit that is held by the General Partner (“Excluded Units”) immediately prior to the Partnership Merger Effective Time shall remain outstanding and shall automatically be converted into membership interests of the Surviving Partnership, and no payment shall be made with respect thereto.

(c) Each membership interest in Merger OP held by Parent shall automatically be cancelled and cease to exist, and Parent shall cease to have any rights with respect thereto, and no payment shall be made with respect thereto.

(d) The general partnership interests in the Operating Partnership shall automatically be cancelled and cease to exist, the holders thereof shall cease to have any rights with respect thereto, and no payment shall be made with respect thereto.

(e) Each Partnership Preferred Unit outstanding immediately prior to the Partnership Merger Effective Time shall be cancelled and shall no longer be outstanding, and no payment shall be made with respect thereto.

Section 2.7 Payment of Merger Consideration.

(a) Prior to the Effective Time, (i) Parent shall appoint a bank or trust company reasonably acceptable to the Company to act as paying agent with respect to the Mergers (the “Exchange Agent”), and (ii) Parent shall deposit, or shall cause to be deposited, with the Exchange Agent cash amounts sufficient to enable the Exchange Agent to make payments pursuant to Section 2.5 or Section 2.6(a), as applicable, to holders of Company Common Shares, Company Series E Preferred Shares and Partnership Common Units outstanding immediately prior to the Effective Time (the “Exchange Fund”). The Exchange Agent shall make payments of the Merger Consideration out of the Exchange Fund in accordance with this Agreement. Any and all interest earned on cash deposited in the Exchange Fund shall be paid to the Surviving Entity.

(b) Within five Business Days after the Effective Time, Parent and the Surviving Entity shall cause the Exchange Agent to mail to each holder of record of a Certificate or Certificates that, immediately prior to the Company Merger Effective Time, represented outstanding Company Common Shares and Company Series E Preferred Shares or that, immediately prior to the Partnership Merger Effective Time, represented outstanding Partnership Common Units whose shares or units, as applicable, were converted into the right to receive or be exchanged for the Merger Consideration, as applicable, pursuant to Section 2.5 or Section 2.6(a), as applicable: (i) a form of letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass to the Exchange Agent, only upon delivery of the Certificates or affidavits of loss in lieu thereof in accordance with Section 2.7(d) to the Exchange Agent, and which letter shall be in such form and have such other provisions as are mutually approved by Parent and the Company) and (ii) instructions for use in effecting the surrender of Certificates previously representing such Company Common Shares, Company Series E Preferred Shares or Partnership Common Units in exchange for payment therefor. Parent shall ensure that, upon surrender to the Exchange Agent of each such Certificates (or affidavits of loss in lieu of a Certificate pursuant to Section 2.7(d)), together with a properly executed letter of transmittal, the holder of such Certificates (or, under the circumstances described in Section 2.7(e), the transferee of the Company Common Shares, Company Series E Preferred Shares or Partnership Common Units previously represented by such Certificates) shall promptly receive in exchange therefor the amount of cash to which such holder (or transferee) is entitled pursuant to Section 2.5 or Section 2.6(a), as applicable. Exchange of book-entry shares or book-entry units representing Company Common Shares, Company Series E Preferred Shares or Partnership Common Units shall be effected in accordance with the Exchange Agent’s customary procedures with respect to securities represented by book entry.

(c) On or after the first anniversary of the Effective Time, the Surviving Entity shall be entitled to cause the Exchange Agent to deliver to the Surviving Entity any funds made available by Parent to the Exchange Agent which have not been disbursed to holders of Certificates, and thereafter such holders shall be entitled to look to Parent and the Surviving Entity with respect to the cash amounts payable upon surrender of their Certificates. Neither the Exchange Agent nor the Surviving Entity nor any of the Parent Parties or Acquired Companies shall be liable to any holder of a Certificate for any amount properly paid to a public official pursuant to any applicable abandoned property or escheat Law. Any amounts remaining unclaimed by holders of the Certificates, book-entry shares or book-entry units immediately prior to the time at which such amounts would otherwise escheat to, or become the property of, any Governmental Entity shall, to the extent permitted by applicable Law, become the property of the Surviving Entity, free and clear of any claims or interest of any such holders or their successors, assigns or personal representatives previously entitled thereto.

(d) If any Certificate shall have been lost, stolen or destroyed, then, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed, to the reasonable satisfaction of Parent and the Exchange Agent and, if required by the Surviving Entity, the posting by such Person of a bond in such reasonable amount as the Surviving Entity may direct, as indemnity against any claim that may be made against it with respect to such Certificate, and the taking of such other actions as may be reasonably requested by the Exchange Agent, the Exchange Agent shall pay in exchange for such lost, stolen or destroyed Certificate the cash amount payable in respect thereof pursuant to this Agreement.

(e) In the event of a transfer of ownership of Company Common Shares, Company Series E Preferred Shares or Partnership Common Units that is not registered in the transfer records of the Company or the Operating Partnership, as applicable, payment may be made with respect to such Company Common Shares, Company Series E Preferred Shares or Partnership Common Units to a transferee of such Company Common Shares, Company Series E Preferred Shares or Partnership Common Units if the Certificate (if applicable) previously representing such Company Common Shares, Company Series E Preferred Shares or Partnership Common Units is presented to the Exchange Agent, accompanied by all documents reasonably required by the Exchange Agent to evidence and effect such transfer and to evidence that any applicable stock transfer taxes relating to such transfer have been paid.

(f) As of the Company Merger Effective Time, the share transfer books of the Company shall be closed and thereafter there shall be no further registration of transfers of any Company Capital Shares outstanding immediately prior to the Company Merger Effective Time on the records of the Company. The Merger Consideration paid in accordance with the terms of this Article 2 upon surrender of any Certificates (or automatically in the case of book-entry shares of Company Common Shares or Company Series E Preferred Shares) shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificates. From and after the Company Merger Effective Time, the holders of Company Capital Shares outstanding immediately prior to the Company Merger Effective Time shall cease to have any rights with respect to such shares of Company Capital Shares except as otherwise provided for herein or by applicable Law. If, after the Effective Time, Certificates representing such Company Capital Shares are presented to the Surviving Entity for transfer, they shall be cancelled and exchanged as provided in this Agreement.

(g) As of the Partnership Merger Effective Time, the unit transfer books of the Operating Partnership shall be closed and thereafter there shall be no further registration of transfers of any Partnership Units outstanding immediately prior to the Partnership Merger Effective Time on the records of the Operating Partnership. The Merger Consideration paid in accordance with the terms of this Article 2 upon surrender of any Certificates (or automatically in the case of book-entry units of Partnership Units) shall be deemed to have been paid in full satisfaction of all rights pertaining to such Certificates. From and after the Partnership Merger Effective Time, the holders of Partnership Units outstanding immediately prior to the Partnership Merger Effective Time shall cease to have any rights with respect to such Partnership Units except as otherwise provided for herein or by applicable Law. If, after the Partnership Merger Effective Time, Certificates representing such Partnership Units are presented to the Surviving Partnership for transfer, they shall be cancelled and exchanged as provided in this Agreement.

(h) After the Closing Date, the Exchange Agent shall invest any cash included in the Exchange Fund as directed by the Surviving Entity. Any interest and other income resulting from such investments shall be paid to the Surviving Entity. Until the termination of the Exchange Fund, to the extent that there are losses with respect to such investments, or the cash portion of the Exchange Fund diminishes for other reasons below the level required to make prompt payments of the Merger Consideration as contemplated hereby, the Surviving Entity shall promptly replace or restore the cash portion of the Exchange Fund lost through investments or other events so as to ensure that the cash portion of the Exchange Fund is, at all times, maintained at a level sufficient to make all such payments.

Section 2.8 Company Compensatory Awards.

(a) Treatment of Company Restricted Shares. Immediately prior to the Company Merger Effective Time, each of the outstanding awards under the Company Equity Incentive Plan (“Company Restricted Shares”) granted pursuant to the Company Equity Incentive Plans, shall automatically become fully vested and all restrictions thereon shall lapse, and thereafter all Company Common Shares represented thereby shall be considered outstanding for all purposes of this Agreement and shall only have the right to receive an amount in cash equal to the Company Merger Consideration (less required withholdings as provided in Section 2.11) without interest thereon.

(b) Treatment of 2019 Incentive and Specified Agreements Awards. The Compensation Committee of the Company Board shall determine the portion of any payments that are required to be paid in Company Common Shares and cash pursuant to the terms of the 2019 Incentive Plans and the Specified Agreements. Prior to the Company Merger Effective Time, each such equity award shall automatically become earned and vested with respect to the Company Common Shares subject to such equity awards and entitled to receive the Company Merger Consideration therefore (less required withholdings as provided in Section 2.11) without interest thereon.

(c) Termination of Company Compensatory Awards. Prior to the Company Merger Effective Time, the Company Board shall adopt such resolutions (which shall be subject to Parent’s reasonable review and approval) and take such other actions as may be required to terminate the Company Compensatory Awards in accordance with their terms and applicable law effective as of the Company Merger Effective Time and to ensure that following the Company Merger Effective Time, no participant in such plans or other similar plans, programs or arrangements shall have any right thereunder to acquire any equity securities of the Company, the Surviving Entity or any subsidiary or affiliate thereof.

(d) Parent Funding. At the Company Merger Effective Time, Parent shall deposit with the Surviving Entity cash in the amount necessary, together with the other funds of the Surviving Entity, to make the payments required under Section 2.7, this Section 2.8 (without duplication) and Section 5.8, and Parent shall cause the Surviving Entity to make the payments required under Section 2.7, this Section 2.8 (without duplication) and Section 5.8 as promptly as practicable following the Effective Time; provided that any payments under Section 5.8 will be made only if at the Effective Time such employees have executed and delivered a release in form and substance satisfactory to Parent as previously reviewed and approved by the Company (such approval not to be unreasonably withheld). Notwithstanding the foregoing, Parent may delay the payment of amounts under Section 2.7, this Section 2.8 (without duplication) and Section 5.8 to the extent it deems necessary to comply with Section 409A of the Code or the terms of any Specified Agreement or Company Benefit Plan.

Section 2.9 Appraisal Rights. No dissenters’ or appraisal rights, or rights of objecting shareholders, shall be available with respect to the Mergers or the other Transactions contemplated by this Agreement, including any remedy under Sections 3-201 et seq. of the MGCL. The Company covenants and agrees that the Company and the Company Board shall not grant or make available any such dissenters’ or appraisal rights, or rights of objecting shareholders, with respect to the Mergers or the other Transactions contemplated by this Agreement without Parent’s prior written consent.

Section 2.10 Cash. The Company shall deliver to Parent, upon request and no later than three Business Days prior to the anticipated Closing Date, a written notice setting forth, in each case as of the close of business on the immediately preceding Business Day, the aggregate cash balances held by the Company and each Subsidiary (by Subsidiary), as well as the amounts of such cash balances that are not being used or reserved for specified purposes (including, to the extent agreed by Parent following consultation with the Company, any working capital needs, repayment of any Indebtedness or any other reserves) and that are available to be utilized in respect of the obligations set forth in Section 2.7, Section 2.8 and Section 5.8.

Section 2.11 Withholding of Tax. Each of Parent, the Surviving Entity, the Surviving Partnership, any Affiliate thereof or the Exchange Agent shall be entitled to deduct and withhold, or cause to be deducted and withheld, from any amounts otherwise payable pursuant to this Agreement to any Person such amount as Parent, the Surviving Entity, any Affiliate thereof or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, and the rules and regulations promulgated thereunder, or any provision of state, local or foreign Tax Law. To the extent that amounts are so withheld by Parent, the Surviving Entity, the Surviving Partnership, any Affiliate thereof or the Exchange Agent and withheld amounts are paid over to the applicable Governmental Entity in accordance with Laws or Order, then for all purposes of this Agreement such amounts shall be treated as having been paid to the Person in respect of which such deduction and withholding was made.

Section 2.12 Company 401(k) Plan and Company Benefit Plans. If requested by Parent prior to the Effective Time, the Company agrees to adopt (or cause to be adopted) all necessary resolutions (which shall be subject to Parent’s reasonable review and approval) to terminate, effective immediately prior to the Effective Time, any Company Benefit Plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code. If requested by Parent prior to the Effective Time, the Company agrees to take all actions necessary to terminate, effective immediately prior to the effective time, any other Company Benefit Plans.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF THE COMPANY PARTIES

Except (x) as disclosed in the Company Disclosure and (y) as set forth in the Company SEC Documents furnished or filed with the SEC on or after January 1, 2017 and at least two Business Days prior to the date hereof to the extent it is reasonably apparent that any such disclosure set forth in the Company SEC Documents would qualify the representations and warranties contained herein, and further excluding from the Company SEC Documents any risk factor disclosures, disclosures about market risk or other cautionary, predictive or forward-looking disclosures contained therein (other than those disclosures which relate to specific historical events or circumstances affecting the Company), the Company Parties jointly and severally represent and warrant to the Parent Parties as follows:

Section 3.1 Organization and Good Standing; Subsidiaries.

(a) Each of the Acquired Companies (i) is a corporation or other Entity that is duly incorporated or organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Law of its jurisdiction of incorporation or organization, as applicable, (ii) has full corporate (or, in the case of any Entity that is not a corporation, other) power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted and (iii) is duly qualified or licensed to do business as a foreign Entity and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except, with respect to clauses (ii) and (iii), where the failure to be so qualified or licensed would not reasonably be expected to have a Company Material Adverse Effect.

(b) Part 3.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization or incorporation and the ownership interest (and percentage interest) of the Company Parties or their Subsidiaries, as applicable, in such Subsidiary. None of the Acquired Companies owns any capital stock of, or any equity interest of, or any equity interest of any nature in, any other Entity, other than in the Acquired Companies.

Section 3.2 Organizational Documents. The Company has made available to Parent (or included as an exhibit to the Company SEC Documents) accurate and complete copies of the Organizational Documents of the Company, the Operating Partnership and each of the Company’s “significant subsidiaries” (as such term is defined in Rule 1-02 of Regulation S-X), each as amended to date, and each as so provided was duly adopted and is in full force and effect. Neither the Company nor the Operating Partnership, as applicable, is in violation of any of the provisions of its Organizational Documents. As of any date following the date hereof, notwithstanding anything in this Agreement to the contrary and notwithstanding anything set forth in the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has filed for bankruptcy or filed for reorganization under the U.S. federal bankruptcy Law or similar state or federal Law, become insolvent or become subject to conservatorship or receivership.

Section 3.3 Capitalization.

(a) The authorized shares of capital stock of the Company, as of the close of business on July 16, 2019 (the “Capitalization Date”), consist of: (i) 200,000,000 Company Common Shares, of which 11,915,954 were issued and outstanding (which includes 54,973 unvested Company Restricted Shares and 97,269 Company Common Shares reserved for issuance upon conversion of the Convertible Note); (ii) 668,109 shares of Company Common Shares were reserved for issuance upon conversion of the Company Series E Preferred Shares; and (iii) 40,000,000 Company Preferred Shares, of which 925,000 Company Series E Preferred Shares are authorized, of which 925,000 were issued and outstanding (the Company Common Shares and the Company Preferred Shares are collectively referred to herein as the “Company Capital Shares”). All of the outstanding Company Capital Shares have been duly authorized and validly issued, and are fully paid and nonassessable. None of the Company’s Subsidiaries owns any Company Capital Shares. From the Capitalization Date until the date of this Agreement, no Company Capital Shares or Company Compensatory Awards have been issued or granted.

(b) Except as set forth in Part 3.3(b) of the Company Disclosure Schedule, (i) none of the outstanding Company Capital Shares are entitled or subject to any preemptive right, right of repurchase, right of participation or any similar right; (ii) none of the outstanding Company Capital Shares are subject to any right of first refusal in favor of any of the Acquired Companies; and (iii) there is no Contract to which any of the Acquired Companies is a party relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Company Capital Shares. Except as provided in Part 3.3(b) of the Company Disclosure Schedule, none of the Acquired Companies is under any obligation, nor is any of the Acquired Companies bound by any Contract pursuant to which it will become obligated, to repurchase, redeem, exchange, convert or otherwise acquire any outstanding Company Capital Shares or other securities of such Acquired Company.

(c) Except as set forth on Part 3.3(c) of the Company Disclosure Schedule, there is no Indebtedness of the Acquired Companies issued and outstanding having the right to vote (or convertible or exercisable or exchangeable for securities having the right to vote) on any matters on which shareholders of the Company may vote (whether together with such shareholders or as a separate class).

(d) Except for the Convertible Note, the Company Compensatory Awards, the redemption and conversion features of the Partnership Units and for changes since the Capitalization Date resulting from the exercise or settlement of Company Compensatory Awards outstanding on the date hereof, there was no: (i) outstanding subscription, option, call, warrant or other right (whether or not currently exercisable) to acquire any shares of capital stock, restricted share units, share-based performance units, phantom shares, share appreciation rights, contingent value rights, profit participation rights or any other right that is linked to, or the value of which is based on or derived from, the value of any shares of capital stock of the Company; (ii) outstanding security, instrument, bond, debenture or note that is or may become convertible into or exchangeable for any shares of the capital stock or other securities rights that are derivative of, or provide economic rights based, directly or indirectly, on the value or price of, any shares of beneficial interest, capital stock or other voting securities or ownership interests of any of the Acquired Companies; or (iii) shareholder rights plan (or similar plan commonly referred to as a “poison pill”) or Contract under which any Acquired Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(e) Except as set forth on Part 3.3(e) of the Company Disclosure Schedule, the Company or another of its Subsidiaries owns, directly or indirectly, all of the issued and outstanding shares of share capital or other equity securities of each of the Acquired Companies (other than the Company), free and clear of any Liens other than transfer and other restrictions under applicable federal and state securities Laws and restrictions in the organizational documents of the Company Parties or their Subsidiaries, and all of such outstanding shares or other equity securities have been duly authorized and validly issued and are fully paid, nonassessable (as applicable) and free of preemptive rights. Except (i) pursuant to the Organizational Documents of the Company, the Operating Partnership and each other material Subsidiary of the Company, (ii) for equity securities and other instruments (including loans) in wholly owned Subsidiaries and (iii) as set forth in Part 3.3(e) of the Company Disclosure Schedule, neither the Company Parties nor any of their Subsidiaries has any obligation to acquire any equity interest in another Person, or to make any investment (in each case, in the form of a loan, capital contribution or similar transaction) in, any other Person (including any Subsidiary of the Company).

(f) As of the Capitalization Date, the Operating Partnership had outstanding, in addition to 619,629,608 Partnership Common Units and 34,741,784 Partnership Series E Preferred Units held solely by the General Partner, 3,021,439 Partnership Common Units, each of which was redeemable in exchange for cash, or at the Company’s option, 58,104 Company Common Share as of the Capitalization Date, subject to the terms and conditions of the Partnership Agreement. All of the outstanding Partnership Units have been duly authorized and validly issued, and are fully paid, nonassessable and free of preemptive rights. The General Partner is the sole general partner of the Operating Partnership and, as of the date hereof, owns 99.54% of the Partnership Common Units as well as 100% of the Partnership Preferred Units. Part 3.3(f) of the Company Disclosure Schedule sets forth a list of all other holders of the Partnership Common Units, and the exact number and type of Partnership Common Units held. Except as set forth in Part 3.3(f) of the Company Disclosure Schedule, there are no existing options, warrants, calls, subscriptions, convertible securities, or other rights, agreements or commitments which obligate the Operating Partnership to issue, transfer or sell any partnership interests of the Operating Partnership. Except as set forth in Part 3.3(f) of the Company Disclosure Schedule, there are no outstanding contractual obligations of the Operating Partnership to issue, repurchase, redeem or otherwise acquire any partnership interests of the Operating Partnership or any securities convertible into or exchangeable for any partnership interests of the Operating Partnership. Except as set forth in Part 3.3(f) of the Company Disclosure Schedule, the Operating Partnership interests owned by the Company are free and clear of any Liens and subject only to the restrictions on transfer set forth in the Partnership Agreement, and those imposed by applicable securities laws. From the Capitalization Date until the date of this Agreement, no Partnership Units have been issued or granted.

(g) All dividends or other distributions on the Company Capital Shares, the Partnership Common Units and the Partnership Preferred Units and any dividends or other distributions on any securities of any of the Company’s Subsidiaries that have been authorized or declared prior to the date hereof have been paid in full (except to the extent such dividends have been publicly announced and are not yet due and payable).

(h) Part 3.3(h) of the Company Disclosure Schedule sets forth the outstanding Indebtedness of the Company and its Subsidiaries as of the date hereof, including a list of the material Contracts evidencing and/or governing such Indebtedness.

(i) Section 3.3(i) of the Company Disclosure Schedule sets forth a true, correct and complete list of all outstanding Company Compensatory Awards, including the name of the Person to whom such Company Compensatory Awards have been granted and the number (and type) of Company Capital Shares or Partnership Common Units subject to each Company Compensatory Award. Other than the Company Compensatory Awards set forth in Part 3.3(i) of the Company Disclosure Schedule there are no other equity-based awards or other rights with respect to Company Capital Shares or Partnership Common Units issued and outstanding under the Company Equity Incentive Plan as of the date hereof. All Company Compensatory Awards were (i) granted, accounted for, reported and disclosed in accordance with applicable Law and accounting rules and (ii) granted in accordance with the terms of the Company Equity Incentive Plan. The treatment of the Company Compensatory Awards contemplated in Section 2.8 complies with the terms of the Company Equity Incentive Plan and applicable award agreements.

(j) Except as set forth on Part 3.3(j) of the Company Disclosure Schedule, there are no agreements or understandings to which the Company or any of its Subsidiaries is a party or by which the Company or any of its Subsidiaries is bound (i) with respect to the voting of any shares of beneficial interest, capital stock or other voting securities or ownership interests of the Company or any of its Subsidiaries, (ii) which restrict the transfer of any such shares, capital stock or other voting securities or ownership interests, or (iii) requiring the registration for the sale of any such shares, capital stock or other voting securities or ownership interests. To the Company’s Knowledge, there are no Third Party agreements or understandings with respect to the voting of any such shares of capital stock or other voting securities or ownership interest.

(k) Except as set forth in Part 3.3(k) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries is under any obligation, contingent or otherwise, by reason of any agreement to register the offer and sale or resale of any of their securities under the Securities Act.

(l) Except as set forth in Part 3.3(l) of the Company Disclosure Schedule, neither the Company nor any Subsidiary of the Company has granted any pre-emptive rights, anti-dilutive rights, or rights of first refusal or similar rights with respect to any of its shares of beneficial interest, capital stock or other voting securities or ownership interests.

(m) All issued and outstanding shares of capital stock of each Subsidiary of the Company that is a corporation are duly authorized, validly issued, fully paid and nonassessable. All issued and outstanding shares of beneficial interest of each Subsidiary of the Company that is a trust are duly authorized, validly issued, fully paid and nonassessable. All equity interests in each of the other Subsidiary of the Company are duly authorized and validly issued. There are no existing options, warrants, calls, subscriptions, convertible securities or other rights, agreements or commitments that obligate any Subsidiary of the Company to issue, transfer or sell any interests with respect to any Subsidiary of the Company. All issued and outstanding shares or other equity interests of each Subsidiary of the Company are owned directly or indirectly by the Company free and clear of all Encumbrances, except as set forth in Part 3.3(e) of the Company Disclosure Schedule.

(n) Neither the Company nor any of Subsidiaries owns directly or indirectly any interest or investment (whether equity or debt) in any joint venture or any material minority interest in any entity.

Section 3.4 SEC Filings; Financial Statements.

(a) All reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company Parties with the SEC since January 1, 2016 (as they may have been supplemented, modified or amended since the time of filing, including those filed or furnished subsequent to the date hereof) (the “Company SEC Documents”) have been filed with or furnished to the SEC on a timely basis. As of the time it was filed with or furnished to the SEC (or, if amended or superseded by a filing prior to the date hereof, then on the date of such filing): (i) each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act (as the case may be); and (ii) none of the Company SEC Documents contained when filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) any untrue statement of a material fact or omitted, as the case may be, to state a material fact required to be stated or incorporated by reference therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company’s Subsidiaries is currently subject to the periodic reporting requirements of the Exchange Act. The Company is in compliance in all material respects with the applicable provisions of the Sarbanes-Oxley Act.

(b) The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company (including, in each case, any related notes or schedules thereto) and the consolidated Subsidiaries of the Company contained or incorporated by reference in the Company SEC Documents (collectively, the “Company Financial Statements”): (i) complied in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or, in the case of unaudited statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (iii) fairly present, in all material respects, the financial position of the Company Parties and their consolidated Subsidiaries as of the respective dates thereof and the results of their income, operations, shareholder’s equity and their cash flows for the periods covered thereby. No financial statements of any Person other than the Acquired Companies are required by GAAP to be included in the consolidated financial statements of the Company.

(c) The audited financial statements of the Atlanta JV for the fiscal years ended December 31, 2016, December 31, 2017 and December 31, 2018, each of which are attached hereto as Part 3.4(c) of the Company Disclosure Schedule and the unaudited financial statements of the Atlanta JV for the three-month period ended March 31, 2019, which are attached hereto as Part 3.4(c) of the Company Disclosure Schedule (including, in each case, any related notes or schedules thereto): (i) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements, and except that unaudited financial statements may not contain footnotes and are subject to normal and recurring year-end adjustments); and (ii) fairly present, in all material respects, the financial position of the Atlanta JV as of the respective dates thereof and the results of their income, operations, shareholder’s equity and their cash flows for the periods covered thereby. No financial statements of any Person are required by GAAP to be included in the financial statements of the Atlanta JV.

(d) The Company has designed and maintains a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) intended to provide reasonable assurances regarding the reliability of financial reporting for the Acquired Companies. The Company has designed disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to provide reasonable assurance that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure. To the Company’s Knowledge, such disclosure controls and procedures are effective in timely alerting the principal executive officer and principal financial officer of the Company to material information relating to the Acquired Companies required to be included in the reports the Company is required to file under the Exchange Act, and the Company’s principal executive officer and its principal financial officer have disclosed to the Company’s independent registered public accounting firm and the audit committee of the Company Board (i) all known significant deficiencies and material weaknesses in the design or operation of the Company’s internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information, and (ii) any known fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting. As of the date of this Agreement, the principal executive officer and principal financial officer of the Company have made all certifications required by the Sarbanes-Oxley Act and the regulations of the SEC promulgated thereunder, and the statements contained in all such certifications were, as of their respective dates made, complete and correct in all material respects. Since the end of the Company’s most recent audited fiscal year, there have been no significant deficiencies or material weaknesses in the Company’s internal control over financial reporting (whether or not remediated).

(e) The Company is in compliance in all material respects with all current listing requirements of the NYSE American.

(f) None of the Acquired Companies is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar contract or arrangement, including any contract relating to any transaction or relationship between or among the Company and any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate of the Company or any of its Subsidiaries, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any securitization transaction or “off-balance sheet arrangement” (as defined in Item 303(c) of Regulation S-K under the Exchange Act) where the result, purpose or intended effect of such transaction or arrangement is to avoid disclosure of any material transaction involving, or material Liabilities of, the Acquired Companies in their financial statements or other Company SEC Documents.

(g) As of the date hereof, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. All comment letters and all material correspondence between the SEC, on the one hand, and the Company or the Operating Partnership, on the other hand, since January 1, 2016, are publicly available on the SEC’s Internet worldwide web site at http://www.sec.gov. As of the date hereof, to the Company’s Knowledge, none of the Company SEC Documents is the subject of ongoing SEC review.

(h) Except as permitted by the Exchange Act, including Sections 13(k)(2) and (3), since the enactment of the Sarbanes-Oxley Act, none of the Acquired Companies has made or permitted to remain outstanding any “extensions of credit” (within the meaning of Section 402 of the Sarbanes-Oxley Act) or prohibited loans to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or trustee of the Company.

(i) As of the date hereof, none of the Acquired Companies has liabilities of the type required to be disclosed in the liabilities column of a balance sheet prepared in accordance with GAAP, except for: (i) Liabilities disclosed in the financial statements as of March 31, 2019 (including any related notes); (ii) Liabilities disclosed in the financial statements as of March 31, 2019 (including any related notes) of the Atlanta JV; (iii) Liabilities incurred in the ordinary course of business consistent with past practice in all material respects since March 31, 2019; (iv) Liabilities to perform under executory Contracts entered into by the Acquired Companies; (v) Liabilities that have not had, and would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect; and (vi) Liabilities incurred in connection with the Transactions.

(j) No Subsidiary of the Company is separately subject to the periodic reporting requirements under Section 13 or 15(d) of the Exchange Act.

Section 3.5 Absence of Certain Changes. Since December 31, 2018 through the date hereof (a) the Acquired Companies have conducted their businesses in all material respects in the ordinary course consistent with past practice, (b) since and through such dates, there has not been any Effect that has had or would not, individually or in the aggregate, reasonably be expected to have, a Company Material Adverse Effect and (c) except for regular quarterly cash dividends or other distributions on the Company Capital Shares and Partnership Units, there has not been any declaration, setting aside for payment or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any Company Capital Shares or Partnership Units.

Section 3.6 Properties.

(a) Subject to the immediately succeeding sentence, Part 3.6(a) of the Company Disclosure Schedule lists the common street address for all real property owned by the Acquired Companies in fee as of the date hereof (the “Owned Real Property”) and sets forth the Subsidiary owning such Owned Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies have good and valid fee simple title to all Owned Real Property, in each case free and clear of all Liens except for Permitted Liens.

(b) Subject to the immediately succeeding sentence, Part 3.6(b) of the Company Disclosure Schedule lists the common street address for all real property in which an Acquired Company holds a ground lease interest in any real property (the “Ground Leased Real Property”), each ground lease (or ground sublease) with a Third Party pursuant to which any Acquired Company is a lessee (or sublessee)

as of the date hereof, including each amendment or guaranty related thereto (individually, a “Ground Lease” and collectively, “Ground Leases”) and the applicable Acquired Company holding such leasehold interest. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies hold a good and valid leasehold interest in the Ground Leased Real Property free and clear of all Liens except for Permitted Liens. Accurate and complete copies of the Ground Leases have been made available to the Parent Parties.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, to the Knowledge of the Company, as of the date hereof, none of the Acquired Companies has received any written notice to the effect that any condemnation or rezoning proceedings are pending or threatened, with respect to any of the Company Real Property. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, the Acquired Companies have good and marketable title to, or a valid and enforceable leasehold interest in, all material personal property held or used by them at the Company Real Property, free and clear of all Liens other than Permitted Liens.

(d) Except as set forth in Management Agreement Documents, no Acquired Company is a party to any agreement pursuant to which a Person other than an Acquired Company manages or manages the development of any of the Company Real Property.

(e) Except as set forth on Part 3.6(e) of the Company Disclosure Schedule, as of the date hereof, (i) no Acquired Company has exercised any Transfer Right with respect to any real property or Person, which transaction has not yet been consummated and (ii) no Third Party has exercised in writing any Transfer Right with respect to any Subsidiary of the Company or Company Real Property, which transaction has not yet been consummated.

(f) Part 3.6(f) of the Company Disclosure Schedule lists each real property or leasehold interest in any ground lease (or sublease) conveyed, transferred, assigned or otherwise disposed of by any Acquired Company since January 1, 2014, except for easements or similar interests. Other than as set forth in Part 3.6(f) of the Company Disclosure Schedule, to the Knowledge of the Company, as of the date hereof, no Acquired Company has received any written notice of any outstanding claims under any Prior Sale Agreements which would reasonably be expected to result in liability to any Acquired Company. To the Company’s Knowledge, none of the Acquired Companies has received any written notice of any outstanding violation of any Law, including zoning regulation or ordinance, building or similar law, code, ordinance, order or regulation, for any Company Real Property, in each case which has had, or would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

Section 3.7 Environmental Matters. Except for such matters that individually or in the aggregate would not reasonably be expected to have a Company Material Adverse Effect: (a) each of the Acquired Companies is in compliance with all Environmental Laws applicable to its operations as currently conducted and possesses and is in compliance with all Environmental Permits applicable to its operations as currently conducted; (b) there are no Environmental Claims pending or, to the Knowledge of the Company, threatened in writing against any of the Acquired Companies; (c) none of the Acquired Companies has received any written claim or written notice of violation from any Governmental Entity or any other Person alleging that such Acquired Company is in violation of, or liable under, any Environmental Law, the subject of which remains unresolved (or resolved with any remaining obligations), and to the Knowledge of the Company, no such claim or notice has been threatened in writing; and (d) (x) none of the Acquired Companies has released any Hazardous Materials at any location, and (y) to the Knowledge of the Company, there has been no release of any Hazardous Materials and Hazardous Materials are not otherwise present at any Company Real Property, in each case, in an amount or manner that would reasonably be expected to result in an Environmental Claim against or liability of any of the Acquired Companies. All environmental reports, assessments and audits in the possession or reasonable control of the Acquired Companies, in each case containing information that would reasonably be expected to be material to the Acquired Companies, taken as a whole, have been made available to Parent.

Section 3.8 Material Contracts.

(a) All Contracts, including amendments thereto, required to be filed as an exhibit to any Company SEC Documents filed on or after January 1, 2017 pursuant to the Exchange Act of the type described in Item 601(b)(10) of Regulation S-K promulgated by the SEC have been filed. All such filed Contracts shall be deemed to have been made available to Parent.

(b) Other than the Contracts described in Section 3.8(a), Part 3.8(b) of the Company Disclosure Schedule sets forth a complete list, except for this Agreement, in each case as of the date hereof, of each Contract (or the accurate description of principal terms on case of oral Contracts), including all amendments, supplements and side letters thereto that modify each such Contract in any material respect, to which any of the Acquired Companies is a party to or by which it is bound or to which any of their respective assets is subject (other than any of the foregoing solely between the Company and any of the wholly-owned Acquired Companies or solely between any wholly-owned Acquired Companies) that:

(i) is a “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the Exchange Act);

(ii) is a (A) limited liability company agreement, partnership agreement or joint venture agreement or similar Contract or (B) a Management Agreement Document, Franchise Agreement Document, Material Space Lease, Ground Lease or Material Company Lease;

(iii) contains covenants of any Acquired Company purporting to limit, in any material respect, either the type of business in which the Company or any of its Subsidiaries or any of their affiliates may engage or the geographic area in which any of them may so engage;

(iv) evidences Indebtedness for borrowed money in excess of $100,000 of any of the Acquired Companies, whether unsecured or secured;

(v) provides for the pending purchase or sale, option to purchase or sell, right of first refusal, right of first offer or other right to purchase, sell, dispose of, or ground lease, by merger, purchase or sale of assets or stock or otherwise, (x) any real property (including any Owned Real Property or any portion thereof) or (y) any other material asset of the Company or any of its Subsidiaries with a fair market value or purchase price greater than $100,000;

(vi) other than the Partnership Agreement, contains a put, call or similar right pursuant to which any of the Acquired Companies could be required to purchase or sell, as applicable, any equity interests of any Person or assets that have a fair market value or purchase price of more than $100,000;

(vii) requires any of the Acquired Companies to provide any funds to or make any investment in (in each case, in the form of a loan, capital contribution or similar transaction) any other Acquired Company or other Person in excess of $100,000 or evidences a loan (whether secured or unsecured) made to any other Person in excess of $100,000;

(viii) relates to the settlement (or proposed settlement) of any pending or threatened Legal Proceeding, other than any settlement that provides solely for the payment of less than $50,000;

(ix) would be required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act;

(x) except to the extent such Contract is described in the clauses above calls for (A) aggregate payments by, or other consideration from, any of the Acquired Companies of more than $250,000 over the remaining term of such Contract or (B) annual aggregate payments by, or other consideration from, any of the Acquired Companies of more than $100,000 or (C) severance or change of control payments or (D) provides for indemnification or holding harmless of any officer, manager, director, trustee or employee or (E) is an employment, staffing, independent contractor, Professional Employer Organization, staffing company or a temporary employment agency;

(xi) constitutes an interest rate cap, interest rate collar, interest rate swap or other Contract or agreement relating to a holding transaction;

(xii) is an agreement that obligates the Company or any of its Subsidiaries to indemnify any past or present directors, officers, trustees, employees and agents of the Company or any of its Subsidiaries pursuant to which the Company or any of its Subsidiaries is the indemnitor; or

(xiii) would prohibit or materially delay the consummation of the Merger as contemplated by this Agreement.

(c) Each Contract, arrangement, commitment or understanding of the type described above in Section 3.8(b), whether or not set forth in Part 3.8(b) of the Company Disclosure Schedule is referred to herein as a “Material Contract”. The Company has made available to Parent true, correct and complete copies of all Material Contracts as of the date hereof, including amendments and supplements thereto. All of the Material Contracts are valid and binding on the Acquired Companies, as the case may be, and, to the Knowledge of the Company, each other party thereto, as applicable, and in full force and effect, except as may be limited by bankruptcy, insolvency, moratorium and other similar applicable Law affecting creditors’ rights generally and by general principles of equity (the “Bankruptcy and Equity Exception”). Except as set forth in Part 3.8(c) of the Company Disclosure Schedule, no Acquired Company has, and to the Knowledge of the Company, none of the other parties thereto have, violated any provision of, or committed or failed to perform any act, and no event or condition exists, which with or without notice, lapse of time or both would constitute a default under the provisions of any Material Contract, except in each case for those violations and defaults which, individually or in the aggregate, would not reasonably be expected to result in a Company Material Adverse Effect and, as of the date hereof, no Acquired Company has received written notice of any of the foregoing.

Section 3.9 Permits; Compliance.

(a) Each of the Acquired Companies is in possession of all franchises, authorizations, licenses, permits, certificates, variances, exemptions, approvals, Orders, registrations and clearances of any Governmental Entity (each, a “Permit”) necessary for the Acquired Companies to own, lease and operate its properties and assets (including the Company Real Property), and to carry on and operate its businesses as currently conducted (including giving effect to the Management Agreement Documents and Franchise Agreement Documents) (the “Company Permits”), and all such Company Permits are in full force and effect, in each case except where the failure to have, or the failure to be in full force and effect of, any Company Permits would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. No suspension or cancellation of any Company Permits is pending or, to the Knowledge of the Company, threatened in writing and no such suspension or cancellation will result from the Transactions, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. Since January 1, 2017, the Acquired Companies have been in compliance in all respects with the terms and requirements of such Permits, except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b) Each of the Acquired Companies is, and since January 1, 2016 has been, in compliance with all Laws applicable to its businesses, except where the failure to comply with such Laws would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. To the Knowledge of the Company, no investigation by any Governmental Entity with respect to the Company or any of the Acquired Companies is pending, except for such investigations the outcomes of which, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. None of the Acquired Companies has, during the past five years: (i) received any written notice from any Governmental Entity regarding any material violation by the Acquired Companies of any Law; or (ii) provided any written notice to any Governmental Entity regarding any material violation by any of the Acquired Companies of any Law, which notice in either case remains outstanding or unresolved as of the date hereof, except for such notices that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(c) Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, neither the Acquired Companies nor, to the Company’s Knowledge, any trustee, director, officer or employee of any of the Acquired Companies in their capacity as such, has (i) knowingly used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity, (ii) unlawfully offered or provided, directly or indirectly, anything of value to (or received anything of value from) any foreign or domestic government employee or official or any other Person, or (iii) taken any action, directly or indirectly, that would constitute a violation in any material respect by such Persons of the Foreign Corrupt Practices Act of 1977 and the rules and regulations thereunder (the “FCPA”), including making use of the mails or any means or instrumentality of interstate commerce corruptly in furtherance of an offer, payment, promise to pay or authorization of the payment of any money, or other property, gift, promise to give, or authorization of the giving of anything of value to any “foreign official” (as such term is defined in the FCPA) or any foreign political party or official thereof or any candidate for foreign political office, in contravention of the FCPA.

Section 3.10 Legal Proceedings; Orders.

(a) Except for any Transaction Litigation, there is no Legal Proceeding pending (or, to the Knowledge of the Company, threatened) against any of the Acquired Companies that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(b) There is no Order, specific to any of the Acquired Companies under which any of them is subject to ongoing obligations that, individually or in the aggregate, would reasonably be expected to have a Company Material Adverse Effect.

(c) There is no pending or, to the Knowledge of the Company, threatened investigation by any Governmental Entity with respect to any of the Acquired Companies that would, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(d) As of immediately prior to the date of this Agreement, there is no Legal Proceeding pending (or, to the Knowledge of the Company, threatened) against any of the Acquired Companies seeking to prevent, hinder, modify, delay or challenge the Mergers or any of the Transactions.

Section 3.11 Tax Matters.

(a) Each of the Acquired Companies has timely filed (or had filed on their behalf) all income and all other material Tax Returns required to be filed by any of them (after giving effect to any filing extension granted by a Governmental Entity), and all such filed Tax Returns are correct, complete and accurate in all material respects. All material Taxes payable by or on behalf of each of the Acquired Companies (whether or not shown on a Tax Return) have been fully and timely paid or adequately provided for in accordance with GAAP, and adequate reserves or accruals for Taxes have been provided in accordance with GAAP with respect to any period for which Tax Returns have not yet been filed or for which Taxes are not yet due and owing or for which Taxes are being contested in good faith. No power of attorney with respect to any Tax matter is currently in force.

(b) There are no Liens for Taxes (other than Permitted Liens) on any assets of any Acquired Company.

(c) The Company (i) for all taxable years commencing with its taxable year ended December 31, 1994 through December 31, 2018 has been subject to taxation as a real estate investment trust (a “REIT”) within the meaning of Section 856 of the Code and has been organized and operated in conformity with all requirements to qualify as a REIT for such years, (ii) has operated since December 31, 2018 to the date hereof, and intends to continue to operate until the Closing, in such a manner as to permit it to continue to qualify as a REIT, exclusive of the effect, if any, of the Company entering into or consummating the transactions under this Agreement, and (iii) has not taken or omitted to take any action which would reasonably be expected to result in the Company’s failure to qualify as a REIT, and no challenge to the Company’s status or qualification as a REIT is pending or, to the Company’s knowledge, threatened in writing, exclusive of the effect, if any, of the Company entering into or consummating the transactions under this Agreement. Part 3.11(b) of the Company Disclosure Schedule sets forth each Subsidiary of the Company and its classification for U.S. federal income tax purposes as of the date hereof. Each entity that is listed in Part 3.11(b) of the Company Disclosure Schedule as a partnership, joint venture, or limited liability company has, since the later of the date of its formation and the date on which the Company acquired an interest in such entity, been treated for U.S. federal income tax purposes as a partnership or disregarded entity, as the case may be, and not as a corporation or an association taxable as a corporation. Each entity that is listed in Part 3.11(b) of the Company Disclosure Schedule as a corporation has, since the later of the date of its formation or the date on which the Company acquired an interest in such entity, been treated for U.S. federal income tax purposes as a REIT, a “qualified REIT subsidiary” pursuant to Section 856(i) of the Code (a “QRS”) or a “taxable REIT subsidiary” pursuant to Section 856(l) of the Code (a “TRS”) as set forth on such schedule. Each entity that is listed in Part 3.11(b) of the Company Disclosure Schedule as a REIT has been, since the date of its formation, treated as a REIT for U.S. federal income tax purposes. Except as set forth in Part 3.11(b) of the Company Disclosure Schedule, the Company does not directly or indirectly hold any asset the disposition of which would subject it to Tax on built-in gain pursuant to IRS Notice 88-19, Section 1.337(d)-7 of the Treasury Regulations, or any other temporary or final regulations issued under Section 337(d) of the Code or any elections made thereunder.

(d) Since its taxable year ended December 31, 1994, the Acquired Companies have not incurred (i) any liability for Taxes under Sections 857(b), 857(f), 860(c) or 4981 of the Code or Section 337(d) of the Code (and the applicable Treasury Regulations thereunder) or (ii) any other material liability for Taxes that have become due and that have not been previously paid other than in the ordinary course of business. Since its formation, none of the Acquired Companies (other than a TRS or any subsidiary of a TRS) has engaged at any time in any “prohibited transaction” within the meaning of Section 857(b)(6) of the Code. Since its formation, none of the Acquired Companies has engaged in any transaction that would give rise to “redetermined rents, redetermined deductions and excess interest” described in Section 857(b)(7) of the Code. To the knowledge of the Company, no event has occurred, and no condition or circumstance exists, which presents a material risk that any material Tax described in the preceding sentences will be imposed on the Company or any Subsidiary of the Company.

(e) Each of the Acquired Companies: (i) is not currently the subject of any audits, examinations, investigations or other proceedings in respect of any material Tax or Tax matter by any Governmental Entity; (ii) has not received any notice in writing from any Governmental Entity that such an audit, examination, investigation or other proceeding is contemplated or pending; (iii) has not waived any statute of limitations in respect of material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency; (iv) has not received a request for waiver of the time to assess any material Taxes, which request is still pending; (v) is not contesting any liability for material Taxes before any Governmental Entity; (vi) to the knowledge of the Company, is not subject to a claim or deficiency for any material Tax which has not been satisfied by payment, settled or been withdrawn; (vii) to the knowledge of the Company, is not subject to a claim by a Governmental Entity in a jurisdiction where such Acquired Company does not file Tax Returns that the Acquired Company is or may be subject to material taxation by that jurisdiction; (viii) has not commenced a voluntary disclosure proceeding in any state, local or non-U.S. jurisdiction that has not been fully resolved or settled, (ix) has no outstanding requests for any Tax ruling, administrative relief, technical advice or other requests from any Governmental Entity and has not received any such Tax ruling, administrative relief or technical advice; and (x) is not the subject of a “closing agreement” within the meaning of Section 7121 of the Code (or any comparable agreement under applicable state, local or foreign Tax Law).

(f) Each of the Acquired Companies: (i) has complied in all material respects with all applicable Laws, rules and regulations relating to the payment and withholding of Taxes, (ii) has duly and timely withheld from employee salaries, wages and other compensation and from payments to nonresidents, members, lenders and other Persons all material amounts required to be withheld and has paid over to the appropriate Governmental Entity all such amounts on or prior to the due date thereof under all applicable Laws, (iii) has in all material respects properly completed and timely filed all IRS Forms W-2 and 1099 required thereof, and (iv) except as set forth in Part 3.11(f) of the Company Disclosure Schedule, has collected and remitted to the appropriate Governmental Entity all material sales and use Taxes, or has been furnished properly completed exemption certificates and have in all material respects maintained all such records and supporting documents in a manner required by all applicable sales and use Tax statutes and regulations.

(g) The Company has made available to Parent correct and complete copies of (i) all U.S. federal and other material income Tax Returns of the Company and the Company Subsidiaries relating to the taxable periods ending since the Company’s taxable year ended December 31, 2014 and (ii) any material audit report issued within the last four (4) years relating to any Taxes due from or with respect to the Company or any Company Subsidiaries.

(h) None of the Acquired Companies: (i) has agreed to make any material adjustment pursuant to Section 481(a) of the Code, (ii) has any knowledge that the IRS has proposed, in writing, such an adjustment or a change in accounting method with respect to the Acquired Company or (iii) has any application pending with the IRS or any other Governmental Entity requesting permission for any change in accounting method.

(i) None of the Acquired Companies nor any other Person on behalf of the Acquired Companies has requested any extension of time within which to file any income Tax Return, which income Tax Return has since not been filed.

(j) None of the Acquired Companies is a party to any Tax indemnity, allocation or sharing agreement or similar agreement or arrangement, other than (i) any agreement or arrangement between the Company or any of its Subsidiaries (or between any of its Subsidiaries), and (ii) provisions in commercial contracts not primarily relating to Taxes.

(k) None of the Acquired Companies has participated in a “listed transaction” within the meaning of Section 1.6011-4(b)(2) of the Treasury Regulations.

(l) None of the Acquired Companies is subject to a material Tax holiday or Tax incentive or grant in any jurisdiction.

(m) None of the Acquired Companies is required to include an item of income, or exclude an item of deduction, for any period after the Closing Date (determined with and without regard to the Transactions) as a result of (i) an installment sale transaction occurring on or before the Closing governed by Section 453 of the Code, (ii) a transaction occurring on or before the Closing reported as an open transaction for U.S. federal income Tax purposes (or any similar doctrine under state, local or non-U.S. Laws), (iii) any prepaid amounts or deferred revenue, or (iv) the application of Section 263A of the Code (or any similar provision of state, local or non-U.S. Laws). None of the Acquired Companies has made an election (including a protective election) pursuant to Section 108(i) of the Code. None of the Acquired Companies currently uses the cash method of accounting for income Tax purposes. None of the Acquired Companies has any “long-term contracts” that are subject to a method of accounting provided for in Section 460 of the Code or has any deferred income pursuant to IRS Revenue Procedure 2004-34, Treasury Regulations Section 1.451-5, Section 455 of the Code or Section 456 of the Code (or any corresponding provision of state or local Law).

(n) Except as set forth in Part 3.11(n) of the Company Disclosure Schedule, in the past five years, none of the Acquired Companies has been a party to a transaction reported or intended to qualify under Section 368 of the Code, and in the past two years, none of the Acquired Companies has been a “distributing corporation” or a “controlled corporation” in a distribution that was reported as or otherwise constituted a distribution to which Section 355 of the Code is applicable.

(o) None of the Acquired Companies (i) is or has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which is/was a “taxable REIT subsidiary” (within the meaning of Section 856 of the Code)) or (ii) has any liability for the Taxes of any Person (other than another Acquired Company) under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(p) No asset of any of the Acquired Companies is tax-exempt use property under Section 168(h) of the Code. No portion of the cost of any asset of any of the Acquired Companies has been financed directly or indirectly from the proceeds of any tax-exempt state or local government obligation described in Section 103(a) of the Code. None of the assets of any of the Acquired Companies is property that is required to be treated as being owned by any other Person pursuant to the safe harbor lease provisions of former Section 168(f)(8) of the Code.

(q) None of the Acquired Companies will have, as of the Closing Date, any current or accumulated “earnings and profits” for U.S. federal income tax purposes.

Section 3.12 Employee Benefit Plans.

(a) Part 3.12(a) of the Company Disclosure Schedule sets forth an accurate and complete list of each Company Benefit Plan.

(b) With respect to each Company Benefit Plan, a complete and correct copy of each of the following documents (if applicable) has been provided to Parent: (i) the most recent plan documents and all amendments thereto and all related trust agreements or documentation pertaining to other funding vehicles (or, to the extent such plan has not been reduced to writing, a written summary of material terms); (ii) the most recent summary plan description, and all related summaries of material modifications thereto; (iii) the most recent IRS Form 5500 (including schedules and attachments) and financial statements; (iv) the most recent IRS determination or opinion letter issued with respect to each Company Benefit Plan intended to be qualified under Section 401(a) of the Code; (v) the most recent financial statements and actuarial valuations, if applicable; (vi) nondiscrimination testing results for the three previous years; and (vii) all material correspondence regarding the Company Benefit Plan with any Governmental Entity.

(c) The Company and its ERISA Affiliates do not maintain, sponsor, contribute to and are not required to contribute to (and each such entity has not, in the past six years, had an obligation to contribute to) or have any Liability, including contingent Liability, under or with respect to any (i) “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) subject to the funding requirements of Section 412 of the Code or Title IV of ERISA, (iii) “multiple employer plan” (within the meaning of Section 210 of ERISA or Section 413(c) of the Code), (iv) “multiple employer welfare arrangement” (as such term is defined in Section 3(40) of ERISA), or (v) plan, program, Contract, policy, arrangement or agreement that provides for post-retirement or post-termination health, life insurance or other welfare type benefits except as required under Part 6 of Subtitle B of Title I of ERISA or Section 4980B of the Code. The Company and its ERISA Affiliates are not and have not been subject to any Liability by reason of at any time being considered a single employer with any other Person under Section 414 of the Code, nor does any condition exist which could reasonably be expected to result in any such Liability. Neither the Company nor any ERISA Affiliate has incurred any present or contingent liability under Title IV of ERISA, nor does any condition exist which would reasonably be expected to result in any such liability.

(d) Each Company Benefit Plan that is intended to qualify under Section 401(a) of the Code has received a current favorable determination or opinion letter from the IRS as to its qualified status and nothing has occurred, whether by action or failure to act, that has or would reasonably be expected to adversely affect the qualification of such Company Benefit Plan. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, and not otherwise exempt under Section 408 of ERISA, has occurred with respect to any Company Benefit Plan.

(e) The Company Benefit Plans have been maintained, funded and administered in accordance with their terms and applicable Law, including, without limitation, ERISA and the Code in all material respects. All required payments and/or contributions (including all employer contributions and employee salary reduction contributions) have either been made or have been accrued in accordance with the terms of the applicable Company Benefit Plan and applicable Law, including to any funds or trusts established thereunder or in connection therewith. There are no pending or, to the Knowledge of the Company, threatened, suits, Legal Proceedings, disputes, claims (other than routine claims for benefits), arbitrations, audits, investigations, administrative or other proceedings relating to any Company Benefit Plan (other than routine claims for benefits payable in the ordinary course of business).

(f) Except as expressly set forth on the applicable clause of Part 3.12(f)(i) or (ii) of the Company Disclosure Schedule, none of the Transactions, entry into this Agreement, or shareholder approval of this Agreement and/or the Transactions (either alone or in connection with any other event) will (i) result in, or cause the acceleration of, vesting in, funding of, increase of or payment of, any benefits or compensation under any Company Benefit Plan or (ii) result in any payment or benefit to any Person which would constitute an “excess parachute payment” (within the meaning of Section 280G of the Code), or (iii) restrict the right to amend or terminate such Company Benefit Plan. Except as set forth on Part 3.12(f)(iii) of the Company Disclosure Schedule, none of the Acquired Companies have any obligations to gross-up, indemnify or otherwise reimburse any current or former employee, director, trustee or individual independent contractor of the Acquired Companies for any Taxes incurred by such individual, including, but not limited to, Taxes incurred under Section 409A or 4999 of the Code, or any interest or penalty related thereto.

(g) The Acquired Companies (i) have offered their full-time employees minimum essential coverage that is affordable and provides minimum value to the extent required to avoid a penalty under Code Section 4980H; and (ii) have satisfied the requirements of Code Sections 6055 and 6056, to the extent applicable.

(h) The Acquired Companies have complied in all material respects with the Management Agreement Documents. To the Knowledge of the Company, the employee benefit plans maintained or sponsored by the Management Company have been maintained, funded and administered in accordance with their terms and applicable Law, including, without limitation, ERISA and the Code in all material respects. To the Knowledge of the Company, there are no pending or threatened, suits, Legal Proceedings, disputes, claims (other than routine claims for benefits), arbitrations, audits, investigations, administrative or other proceedings relating to any employee benefit plans maintained or sponsored by a Management Company (other than routine claims for benefits payable in the ordinary course of business). No Management Company maintains or is required to contribute to any “multiemployer plan” as defined in Section 3(37) of ERISA or any “employee pension benefit plan” (as such term is defined in Section 3(2) of ERISA) subject to the funding requirements of Section 412 of the Code or Title IV of ERISA and the Acquired Companies have no liabilities with respect to employee benefit plans maintained or sponsored by any Management Company, and no events have occurred that would reasonably be expected to result in Liabilities to the Acquired Companies with respect to any such employee benefit plans.

Section 3.13 Labor Matters. As of the date hereof, the Acquired Companies are in material compliance with all applicable Law and Orders governing labor or employment.

(a) Except as set forth on Part 3.13 of the Company Disclosure Schedule, no Acquired Company is party to any collective bargaining agreement or similar labor agreement (excluding personal services contracts). The employees of the Acquired Companies currently are not represented by a labor union or works council and there is not, to the Knowledge of the Company, any attempt to organize any employees of the Acquired Companies (including any written demand for recognition or certification by any labor organization or group of employees of any Acquired Company). There are no representation or certification proceedings or petitions seeking a representation proceeding presently filed, or the Company’s Knowledge, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority. To the Knowledge of the Company, no strike, slowdown, picketing, work stoppage or other material labor dispute by the employees of the Acquired Companies has materially affected the Acquired Companies or is being threatened in writing.

(b) No Legal Proceeding by any employee of the Acquired Companies for unpaid wages, bonuses, commissions, employment withholding Taxes, penalties, unpaid overtime, child labor or record keeping violations is pending or, to the Knowledge of the Company, is threatened under the FLSA, the Davis Bacon Act, the Walsh Healey Act or the Service Contract Act, or any other Law. No discrimination, harassment and/or retaliation Legal Proceeding by any employee of the Acquired

Companies, is pending or, to the Knowledge of the Company, is threatened against the Acquired Companies or any employee, officer or trustee of the Acquired Companies in their capacity as such, under the 1964 Civil Rights Acts, the Equal Pay Act, the ADEA, the ADA, the FMLA, the FLSA, ERISA or any other applicable Law or comparable state fair employment practices act. To the Knowledge of the Company, no wrongful discharge, retaliation, libel, slander or other Legal Proceeding by any employee of the Acquired Companies that arises out of the employment relationship between the Acquired Companies and their respective employees is pending or, to the Knowledge of the Company, is threatened against the Acquired Companies under any applicable Law.

(c) To the Knowledge of the Company, no employee of the Acquired Companies is in violation of any material term of any non-disclosure agreement, non-competition agreement or any other restrictive covenant agreement with a former employer relating to the right of any such employee to be employed by the Acquired Companies because of the nature of the business conducted by the Acquired Companies or to the use of trade secrets or proprietary information of others.

(d) Within the past two years, none of the Acquired Companies has implemented any plant closing or layoff of employees that (in either case) required notification under the WARN Act.

Section 3.14 Intellectual Property.

(a) Part 3.14(a) of the Company Disclosure Schedule sets forth a correct and complete list of all Patents, registered Marks and registered Copyrights that are owned by the Acquired Companies (“Registered Company Intellectual Property Assets”).

(b) Except as set forth in Part 3.14(b) of the Company Disclosure Schedule and as would not, individually or in the aggregate, be reasonably likely to have a Company Material Adverse Effect:

(i) one of the Acquired Companies exclusively owns the Company Intellectual Property Assets, free and clear of all Liens except for Permitted Liens;

(ii) all Registered Company Intellectual Property Assets have been duly maintained (including the payment of maintenance fees) and are not expired, cancelled or abandoned and are valid and enforceable, except for issuances, registrations or applications that the applicable Acquired Company has permitted to expire or has cancelled or abandoned in its reasonable business judgment;

(iii) there are no pending or, to the Knowledge of the Company, threatened claims in writing against the Acquired Companies alleging that the operation of the business of such the Acquired Company as currently conducted and planned to be conducted infringes, misappropriates or otherwise violates the rights of any Person in or to any Intellectual Property Assets (“Third Party IP Rights”) or that any of the Company Intellectual Property Assets are invalid or unenforceable;

(iv) to the Knowledge of the Company, the operation of the business of the Acquired Companies as currently conducted and planned to be conducted does not infringe, misappropriate or otherwise violate the rights of any Person in or to any Third Party IP Rights;

(v) to the Knowledge of the Company, there is no infringement, misappropriation or otherwise violation by any Person of any of the Company Intellectual Property Assets;

(vi) to the Knowledge of the Company, the Acquired Companies own or are licensed to use, or otherwise possess valid rights to use, all Intellectual Property necessary to conduct the business of the Acquired Companies as currently conducted; and

(vii) (A) The Acquired Companies have taken all reasonable measures to protect the security, privacy and confidentiality of all Company Protected Information; (B) no Company Protected Information has been disclosed by any Acquired Company to any Person other than pursuant to a written agreement restricting the disclosure and use of such Company Protected Information by such Person; (C) the Acquired Companies have implemented and maintain reasonable data security programs that are consistent with industry standards and applicable Laws; (D) the Acquired Companies (and, to the Company’s Knowledge, as of the date hereof, the applicable management companies and franchisors) have not experienced any breach, unauthorized access or disclosure, or loss of control of Company Protected Information; (E) the Acquired Companies have at all times complied (and, to the Company’s Knowledge, as of the date hereof, the applicable management companies and franchisors are in compliance) with all privacy, security, or data protection laws applicable to that entity or to the Company Protected Information that entity collects, holds, uses or discloses; and (vi) None of the Acquired Companies have been (nor, to the Company’s Knowledge, as of the date hereof, the applicable management companies and franchisors are not) under investigation by any Governmental Entity concerning any privacy, security or data protection laws.

Section 3.15 Insurance.

(a) The Company has made available to Parent the material insurance policies held by, or for the benefit of the Acquired Companies as of the date of this Agreement. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, (i) all insurance policies maintained by the Acquired Companies are in full force and effect, (ii) all premiums due and payable thereon have been paid, and (iii) none of the Acquired Company is in breach of or default under any of such insurance policies.

(b) From January 1, 2016 through the date hereof, none of the Acquired Companies has received any written communication notifying any of the Acquired Companies of any (i) premature cancellation or invalidation of any material insurance policy held by any Acquired Company (except with respect to policies that have been replaced with similar policies), (ii) written refusal of any coverage or rejection of any material claim under any material insurance policy held by the Acquired Companies or (iii) material adjustment in the amount of the premiums payable with respect to any material insurance policy held by the Company. Except as set forth in Part 3.15(b) of the Company Disclosure Schedule, as of the date hereof, there is no pending material claim by any Acquired Company against any insurance carrier under any insurance policy held by any Acquired Company.

(c) Company and the Company Subsidiaries maintain insurance coverage with reputable insurers in such amounts and covering such risks (a) as are in accordance with normal industry practice for companies engaged in businesses similar to that of the Company (taking into account the cost and availability of such insurance) and (b) that the Company believes are adequate for the operation of its and the Company Subsidiaries’ businesses and the protection of its and the Company Subsidiaries’ assets.

Section 3.16 Authority; Binding Nature of Agreement.

(a) The Company has the requisite corporate power and authority to enter into and to perform its obligations under this Agreement and, subject to the affirmative vote of the holders of at least 50% of the outstanding Company Common Shares and 75% of the outstanding Company Series E Preferred Shares, in each case, entitled to vote on the matter at the Shareholders Meeting to approve this Agreement (collectively, the “Company Shareholder Approval”), to consummate the Transactions. The Company Board has duly adopted resolutions unanimously (i) approving and declaring advisable this Agreement, the Mergers and the other Transactions, (ii) approving the execution, delivery and performance of this Agreement and, subject to obtaining the Company Shareholder Approval, the consummation by the Company of the Transactions, including the Company Merger, (iii) directing that, subject to the terms and conditions of this Agreement, the Company Merger be submitted to the shareholders of the Company for their approval, and (iv) resolving to, subject to the terms and conditions of this Agreement, recommend the adoption of this Agreement and approval of the Company Merger and the other Transactions by the shareholders of the Company (the “Company Board Recommendation”), and to include the Company Board Recommendation in the Proxy Statement, which resolutions, except as permitted under Section 5.2, have not been subsequently rescinded, withdrawn or modified in a manner adverse to Parent. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been duly authorized by all necessary corporate action on the part of the Company, and no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance by the Company of this Agreement other than, with respect to consummation of the Company Merger, obtaining the Company Shareholder Approval. This Agreement has been duly executed and delivered on behalf of the Company Parties and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Parent Parties, constitutes the valid and binding obligation of the Company, enforceable against the Company Parties in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) The Operating Partnership has the requisite power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions. The General Partner has (i) determined that the Transactions are in the best interests of, the Operating Partnership and its limited partners, (ii) declared that this Agreement is advisable, and (iii) authorized and approved the execution, delivery and performance of this Agreement by the Operating Partnership. The execution and delivery of this Agreement by the Operating Partnership and the consummation by the Operating Partnership of the Transactions have been duly authorized by all necessary action on the part of the Operating Partnership, and no other proceedings on the part of the Operating Partnership are necessary to authorize this Agreement or to consummate the Transactions.

Section 3.17 Vote Required. The Company Shareholder Approval is the only vote or consent of the holders of any class of securities of the Company necessary to adopt this Agreement and approve the Company Merger and the other Transactions. The General Partner has approved this Agreement, the Partnership Merger and the other Transactions, and such approval is the only approval necessary from the holders of any class of securities of the Operating Partnership for the approval of this Agreement, the Partnership Merger and the other Transactions.

Section 3.18 Non-Contravention; Consents. Except in the case of clauses (b) and (c), for violations and defaults that would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect and as set forth on Part 3.18 of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company Parties and the consummation by the Company Parties of the Transactions will not: (a) cause a violation of any of the provisions of the Organizational Documents of any Acquired Company; (b) cause a violation by the Acquired Companies of any Law applicable to the business of any Acquired Company; or (c) require any consent, notice or approval under, violate, conflict with, result in any breach of, or constitute a default under (with or without notice or lapse of time, or both), or result in termination or give to others any right of termination, vesting, amendment, acceleration, notification, cancellation, purchase or sale under or result in the triggering of any payment or creation of a Lien (other than a Permitted Lien) upon any of the respective properties or assets (including rights) of any Acquired Company, pursuant to, any Contract to which any Acquired Company is a party (or by which any of their respective properties or assets (including rights) are bound) or any Company Permit. Except as may be required by the Exchange Act, the MGCL, the DE LLC Act, the VRULPA, the VLLCA, the listing requirements of the NYSE American, and such filings with the SEC as may be required to be made by the Company in connection with this Agreement and the Transactions, including the Proxy Statement, none of the Company Parties is required to make any filing with or to obtain any consent from any Person at or prior to the Effective Time in connection with the execution and delivery of this Agreement by the Company Parties or the consummation by the Company Parties of the Transactions, except where the failure to make any such filing or obtain any such consent would not reasonably be expected to have a Company Material Adverse Effect.

Section 3.19 Opinion of Financial Advisor. The Company Board has received from KeyBanc Capital Markets, Inc. (“Investment Banker”) an opinion, to the effect that, as of the date of such opinion and based upon and subject to the assumptions, qualifications, matters and limitations set forth therein, the Merger Consideration to be paid to the holders of Company Common Shares, other than the Acquired Companies, Parent or any Affiliate of Parent, pursuant to this Agreement is fair, from a financial point of view, to such holders. A signed copy of each such opinion shall be made available to Parent as soon as practicable after receipt thereof by the Company, for information purposes only.

Section 3.20 Brokers. Except for Investment Banker, there are no investment bankers, brokers or finders that have been retained by or are authorized to act on behalf of the Company Parties who are entitled to any banking, broker’s, finder’s or similar fee or commission in connection with the Mergers and the other Transactions. The Company has made available to Parent true and complete copies of all Contracts between the Company Parties and Investment Banker, relating to the Transactions, which agreements disclose all fees payable thereunder.

Section 3.21 Investment Company Act. None of the Acquired Companies is required to be registered as an investment company under the Investment Company Act of 1940.

Section 3.22 Takeover Statutes. (a) The Company Board has taken all action necessary to render inapplicable to the Company Merger the restrictions on business combinations contained in Subtitle 6 of Title 3 of the MGCL, (b) the restrictions on control share acquisitions contained in Subtitle 7 of Title 3 of the MGCL are not applicable to the Company Merger and (c) no other “business combination,” “control share acquisition,” “fair price,” “moratorium” or other similar antitakeover statutes or regulations enacted under state or federal Laws in the United States applicable to the Company Parties (collectively, “Takeover Statutes”) are applicable to the Mergers or the other Transactions.

Section 3.23 Related Party Transactions. Except as set forth in the Company SEC Reports filed or furnished with the SEC through and including the date of this Agreement, from January 1, 2017 through the date of this Agreement, there have been no transactions or contracts between the Company or any of its Subsidiaries, on the one hand, and any Affiliates (other than a Subsidiary of the Company) of the Company or other Persons, on the other hand, that would be required to be reported by the Company pursuant to Item 404 of Regulation S-K promulgated by the SEC.

Section 3.24 Information Supplied. None of the information supplied or to be supplied by or on behalf of the Company for inclusion or incorporation by reference in the Proxy Statement or Offering Documents (a) in the case of the Offering Documents, at the time such document is filed with the applicable Governmental Entity, at any time such document is amended or supplemented or at the time it is declared effective under applicable Law, contain any untrue statement of a material fact required to be stated therein or necessary in order to make the statements therein not misleading, or (b) in case of the Proxy Statement, on the date such Proxy Statement is first mailed to the Company’s shareholders or at the time of the Shareholders Meeting, or at the time that the Offering Documents are declared effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. All documents that the Company is responsible for filing with the SEC in connection with the transactions contemplated herein, to the extent relating to the Company or any of its Subsidiaries or other information supplied by or on behalf of the Company or any of its Subsidiaries for inclusion therein, will comply as to form, in all material respects, with the provisions of the Securities Act or Exchange Act, as applicable, and the rules and regulations of the SEC thereunder and each such document required to be filed with any Governmental Entity (other than the SEC) will comply in all material respects with the provisions of any applicable Law as to the information required to be contained therein. No representation or warranty is made hereunder as to statements made or incorporated by reference in the Proxy Statement or the Offering Documents to the extent based upon information supplied to the Company by or on behalf of the Parent Parties.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE PARENT PARTIES

The Parent Parties hereby jointly and severally represent and warrant to the Company Parties as follows:

Section 4.1 Organization and Good Standing.

(a) Parent is a limited liability company that is duly formed, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Law of Delaware. Merger Sub is a limited liability company that is duly formed, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Law of Delaware. Merger OP is a limited partnership that is duly organized, validly existing and in good standing (with respect to jurisdictions that recognize such concept) under the Law of Virginia. Each of the Parent Parties (i) has full power and authority to own, lease and operate its properties and assets and to conduct its business as presently conducted and (ii) is duly qualified or licensed to do business as a foreign Entity and is in good standing (with respect to jurisdictions that recognize such concept) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to have such power and authority or be so qualified or licensed would not reasonably be expected to have a Parent Material Adverse Effect.

(b) All of the issued and outstanding membership interests of Merger Sub are, and at the Company Merger Effective Time will be, owned by Parent or a direct or indirect wholly-owned Subsidiary of Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions and it has not conducted any business prior to the date hereof and has no, and prior to the Company Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

(c) All of the issued and outstanding limited partnership interests of Merger OP are, and at the Partnership Merger Effective Time will be, owned by Merger Sub. Merger OP was formed solely for the purpose of engaging in the Transactions, and it has not conducted any business prior to the date hereof and has no, and prior to the Partnership Merger Effective Time will have no, assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

Section 4.2 Legal Proceedings; Orders.

(a) As of the date hereof, there is no Legal Proceeding pending (or, to the knowledge of Parent, threatened) against any of the Parent Parties that would reasonably be expected to have a Parent Material Adverse Effect.

(b) As of the date hereof, there is no Order, specific to any of the Parent Parties under which any of them is subject to ongoing obligations that is expected by Parent to have a Parent Material Adverse Effect.

(c) As of the date hereof, there is no pending or, to the knowledge of Parent, threatened investigation by any Governmental Entity with respect to any of the Parent Parties that is expected by Parent to have a Parent Material Adverse Effect.

Section 4.3 Authority; Binding Nature of Agreement.

(a) Parent has the requisite limited liability company power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by Parent and the consummation by Parent of the Transactions have been duly authorized by all necessary limited liability company action on the part of Parent, and no other limited liability company proceedings on the part of Parent are necessary to authorize the execution, delivery and performance by Parent of this Agreement. This Agreement has been duly executed and delivered on behalf of the Parent Parties and, assuming the due authorization, execution and delivery of this Agreement on behalf of the Company Parties, constitutes the valid and binding obligation of the Parent Parties, enforceable against the Parent Parties in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b) Merger Sub has the requisite limited liability company power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by Merger Sub and the consummation by Merger Sub of the Transactions have been duly authorized by all necessary limited liability company action on the part of Merger Sub, and no other limited liability company proceedings on the part of Merger Sub are necessary to authorize the execution, delivery and performance by Merger Sub of this Agreement.

(c) Merger OP has the requisite limited liability company power and authority to enter into and to perform its obligations under this Agreement and to consummate the Transactions. The execution and delivery of this Agreement by Merger OP and the consummation by Merger OP of the Transactions have been duly authorized by all necessary limited liability company action on the part of Merger OP, and no other limited liability company proceedings on the part of Merger OP are necessary to authorize the execution, delivery and performance by Merger OP of this Agreement.

Section 4.4 Non-Contravention; Consents. Except for violations and defaults that would not have a Parent Material Adverse Effect, the execution and delivery of this Agreement by the Parent Parties, and the consummation by the Parent Parties of the Transactions, will not: (a) cause a violation of any of the provisions of the Organizational Documents of any Parent Party or (b) assuming that all consents, approvals and authorizations described in the immediately succeeding sentence have been obtained and all filings and notifications described in the immediately succeeding sentence have been made, cause a violation by any Parent Party of any Law applicable to any Parent Party. Except as may be required by the Exchange Act, the MGCL, any Laws of any exchange NHT is listed on, the DE LLC Act, the VLLCA or the VRULPA, none of the Parent Parties is required to make any filing with or to obtain any consent from any Person at or prior to the Effective Time in connection with the execution and delivery of this Agreement by the Parent Parties or the consummation by the Parent Parties of the Mergers, except where the failure to make any such filing or obtain any such consent would not have a Parent Material Adverse Effect. Any vote of Parent’s equity holders necessary to adopt this Agreement or to approve any of the Transactions has been obtained prior to the date of this Agreement.

Section 4.5 Not an Interested Stockholder. None of the Parent Parties or any of their respective Affiliates, within the past five years, has beneficially owned (as defined in Rule 13d-3 under the Exchange Act) any Company Capital Shares or Partnership Units or any securities that are convertible into or exchangeable or exercisable for Company Capital Shares or Partnership Units, or holds any rights to acquire or vote any Company Capital Shares or Partnership Units, other than pursuant to this Agreement. None of the Parent Parties or any of their Subsidiaries, or the “Affiliates” or, to the knowledge of the Parent Parties, the “associates” of any such person, within the past five years, has been an “interested stockholder” of the Company, in each case as defined in Section 3-601 of the MGCL.

Section 4.6 Equity Financing.

(a) [Reserved].

(b) Parent has delivered to the Company a true, accurate and complete copy of the executed commitment letter (the “Equity Commitment Letter” and, together with the Debt Commitment Letter, the “Financing Commitments”) from the Investor pursuant to which the Investors (or any of its assignees as permitted thereunder) has committed to fund, subject to the terms and conditions therein, the amount set forth therein (including after giving effect to any permitted reduction of such commitment set forth therein, the “Equity Financing” and together with the Debt Financing, the “Financing”). The Equity Commitment Letter provides, and shall continue to provide, that the Company is a third-party beneficiary thereof.

(c) As of the date of this Agreement, the Equity Commitment Letter is in full force and effect and have not been withdrawn or terminated or otherwise amended, supplemented or modified in any respect. As of the date of this Agreement, the Equity Commitment Letter, in the form so delivered, is a legal, valid and binding obligation of Parent, and, to the knowledge of Parent, the other parties thereto, enforceable in accordance with its terms, except, in each case, as enforcement may be limited by the Bankruptcy and Equity Exception. As of the date of this Agreement, there are no agreements, side letters or arrangements relating to the Equity Commitment Letter that could affect the conditionality of the Equity Financing, and the Equity Commitment Letter contains all of the conditions precedent to the obligations of the parties thereunder to make the Equity Financing available to Parent on the terms therein. Except for any Debt Commitment Letter (including any customary fee and engagement letters with respect to any Debt Financing) contemplated by Section 5.22 and as otherwise set forth in the Equity Commitment Letter, there are no other agreements, side letters or arrangements relating to the funding of the Equity Commitment Letter that could affect the amount or availability of the Equity Financing. As of the date of this Agreement, no event has occurred that, with or without notice, lapse of time or both, would: (i) constitute a default or breach of Parent, or to the knowledge of Parent, of any other party thereto, under any term or condition of the Equity Commitment Letter; (ii) make any of the assumptions or any of the statements set forth in the Equity Commitment Letter inaccurate in any material respect; (iii) reasonably be expected to result in any of the conditions in the Equity Commitment Letter not being satisfied; or (iv) otherwise result in or would reasonably be expected to result in any portion of the Equity Financing not being available. The Investor has not notified Parent of its intention to terminate the Equity Commitment Letter or not to provide the Equity Financing. Assuming the satisfaction of the conditions in Section 6.1 and Section 6.2, as of the date of this Agreement, neither Parent nor Merger Sub has reason to believe that it will be unable to satisfy, on a timely basis, any term or condition of the Closing to be satisfied by it with respect to the Equity Commitment Letter or that the full amount of the Equity Financing will not be available as of the Closing. Assuming (A) that the Equity Financing is funded in accordance with the Equity Commitment Letter, and to the extent applicable, the Debt Financing is funded, (B) the accuracy in all material respects of the representations and warranties set forth in Article 3 of this Agreement (and accuracy in all respects of the representations and warranties set forth in Section 3.3) and (C) the performance by the Company and the Company Subsidiaries of the covenants and agreements contained in this Agreement, the Equity Financing (together with any Available Cash Amount) is sufficient to satisfy, all of Parent’s and Merger Sub’s obligations under this Agreement, including the payment of the Merger Consideration, the payment of the amounts contemplated by Section 2.8 and Section 5.8 and the payment of all associated fees, costs and expenses contemplated by this Agreement or payable in connection with the transactions contemplated by this Agreement by the Parent Parties.

Section 4.7 Brokers. There are no investment bankers, brokers or finders that have been retained by or are authorized to act on behalf of the Parent Parties who are entitled to any banking, broker’s, finder’s or similar fee or commission payable by the Company or any of its Affiliates or any of their respective shareholders in connection with the Mergers and the other Transactions based upon arrangements made by and on behalf of the Parent Parties.

Section 4.8 Absence of Certain Agreements. As of the date hereof, except the Voting Agreements, none of the Parent Parties nor any of their respective controlled Affiliates has entered into any agreement, arrangement or understanding (in each case, whether oral or written), or authorized, committed or agreed to enter into any agreement, arrangement or understanding (in each case, whether oral or written), (i) pursuant to which any shareholder of the Company or limited partner of the Operating Partnership would be entitled to receive, in respect of any Company Capital Share or Partnership Unit, consideration of a different amount or nature than the Merger Consideration or pursuant to which any shareholder of the Company or limited partner of the Operating Partnership has agreed to vote to adopt this Agreement or has agreed to vote against any Superior Proposal or (ii) pursuant to which any shareholder of the Acquired Companies has agreed to make an investment in, or contribution to, any of the Parent Parties in connection with the Transactions, in each case that would not terminate and be void concurrently with any termination of this Agreement. Other than this Agreement, the Voting Agreements and the Confidentiality Agreement, as of the date hereof, there are no Contracts or any commitments to enter into any Contract between Parent, Merger Sub or Merger OP or any of their respective controlled Affiliates, on the one hand, and any trustee, officer, employee or shareholder of the Company or the Operating Partnership, on the other hand, relating to the Transactions or the operations of the Surviving Entity after the Company Merger Effective Time or the Surviving Partnership after the Partnership Merger Effective Time.

Section 4.9 Compliance. Each of the Parent Parties is in, and since their formation has been in, compliance with all Laws applicable to its businesses, except where the failure to comply with such Laws has not had and would not reasonably be expected to have a Parent Material Adverse Effect. None of the Parent Parties has, since their formation: (a) received any written notice from any Governmental Entity regarding any material violation by the Parent Parties of any Law; or (b) provided any written notice to any Governmental Entity regarding any material violation by any of the Parent Parties of any Law, which notice in either case remains outstanding or unresolved as of the date hereof, except for such notices that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

ARTICLE 5

COVENANTS

Section 5.1 Interim Operations of the Company Parties.

(a) During the period from the date of this Agreement until the earlier of the Effective Time, as applicable, and the date, if any, on which this Agreement is validly terminated pursuant to Section 7.1 (the “Interim Period”), except as expressly required or permitted by this Agreement or as may be consented to in writing by the Parent Parties (which consent shall not be unreasonably withheld, delayed or conditioned, except with respect to Sections 5.01(b)(i), (ii), (iii), (iv), (vi), (vii), (xx), (xxi) and, solely with respect to the foregoing clauses, Section 5.01(b)(xxii)), or set forth in Part 5.1(b) of the Company Disclosure Schedule, the Company Parties shall, and shall cause their respective Subsidiaries to, (x) conduct their respective businesses in all material respects in the ordinary course of business, and in a manner consistent with past practice and (y) use their reasonable best efforts to (i) maintain its material assets and properties in their current condition (normal wear and tear excepted), (ii) preserve intact in all material respects the business organization of the Acquired Companies, to retain the services of their current officers, key employees and consultants, to preserve the goodwill and the relationships of the Acquired Companies with persons with which the Acquired Companies have business relations, (iii) maintain all insurance policies of the Acquired Companies or substitutes therefor, and (iv) preserve the Company’s status as a REIT within the meaning of the Code; provided, that this Section 5.1 shall not apply to the actions of the Atlanta JV to the extent the Atlanta JV can take any such actions without the prior written consent of any Company Party; provided, further, the foregoing shall not relieve any Company Party from not enforcing any rights under any Contract pursuant to which a Company Party may cause TWC to comply with this Section 5.1, including any right to remove TWC as a manager of the Atlanta JV for its acts or omissions. Except to the extent such actions (or omission to act) are otherwise prohibited pursuant to Section 5.1(b), the Company may execute the Company’s 2019 Business Plan attached hereto as Part 5.1(b) of the Company Disclosure Schedule in a manner consistent with past practices.

(b) Without limiting the generality of the foregoing, the Company Parties hereby covenant and agree that during the Interim Period, except as expressly required or permitted by this Agreement or as may be consented to in writing by the Parent Parties (which consent shall not be unreasonably withheld, delayed or conditioned, except with respect to Sections 5.01(b)(i), (ii), (iii), (iv), (vi), (vii), (xx), (xxi)) and, solely with respect to the foregoing clauses, Section 5.01(b)(xxii)) or set forth in Part 5.1(b) of the Company Disclosure Schedule, the Company Parties shall not, and shall not cause or permit any of their respective Subsidiaries to do any of the following:

(i) amend or propose to amend any of the Organizational Documents of the Acquired Companies;

(ii) make, declare, set aside or pay any dividends on, or make any other distributions (whether in cash, stock, property or otherwise) in respect of, or enter into any agreement with respect to the voting of, any equity securities or ownership interests of any Acquired Company, other than (1) the payment of dividends or distributions declared prior to the date of this Agreement or pursuant to Section 7.4, (2) for distributions on the Partnership Series E Preferred Units in accordance with the terms, (3) dividends or distributions, declared, set aside or paid by any Acquired Company to any other Acquired Company that is, directly or indirectly, wholly owned by the Company, (4) distributions required for the Company or any Subsidiary REIT to maintain its status as a REIT under the Code or avoid the incurrence of any income or excise Taxes by the Company pursuant to Section 5.13, and (5) distributions resulting from the vesting or settlement of Company Compensatory Awards set forth in Part 5.1(b) of the Company Disclosure Schedule, (B) split, combine, reclassify or subdivide any shares of beneficial interest, shares of capital stock, units or other equity securities or ownership interests of the Acquired Companies or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of beneficial interest, shares of capital stock, units or other equity securities or ownership interests; or (C) purchase, redeem, repurchase or otherwise acquire any shares of beneficial interest, shares of capital stock, units or other equity securities or ownership interests of the Acquired Companies, except for (1) the repurchase of shares of beneficial interest of the Company that are in excess of the ownership limits set forth in the Company Articles or (2) acquisitions of Company Common Shares by the Company in satisfaction by holders of Company Compensatory Awards of applicable withholding Taxes;

(iii) (A) authorize for issuance, issue, sell or grant, or agree or commit to issue, sell or grant (whether through the issuance or granting of options, warrants, convertible securities, voting securities, commitments, subscriptions, rights to purchase or otherwise), grant, pledge, transfer, subject to any Lien or dispose of any Company Common Shares or other shares, units or other beneficial interest of any class or any other securities or equity equivalents (including “phantom” stock rights or stock appreciation rights) of the Acquired Companies other than (1) the issuance of Company Common Shares pursuant to the Company Incentive Plans, in accordance with the equity award’s terms as in effect on the date hereof, (2) the issuance of Company Common Shares upon redemption of Partnership Units, in accordance with their respective terms existing on the date hereof, (3) grants or awards of Company securities required to be made pursuant to the terms of existing employment or other compensation agreements or arrangements in effect as of the date hereof and expressly identified on Part 5.1(b) of the Company Disclosure Schedule or (4) the issuance of Company Common Shares upon conversion of the Convertible Note, or (B) amend any term of any outstanding stock or other security of the Acquired Companies (in each case, whether by merger, consolidation or otherwise);

(iv) adopt a plan or agreement of, or resolutions providing for or authorizing, complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, each with respect to any of the Acquired Companies;

(v) other than as required by Law, (A) increase the salary, wages, benefits, bonuses, severance or other compensation payable or to become payable to the Company’s current or former trustees, directors, officers or employees, except for (x) increases or payments in the ordinary course of business consistent with past practice with respect to any employee with an annual base salary below $90,000, or (y) increases required under any Company Benefit Plan or under applicable Law and expressly identified in Part 5.1(b) of the Company Disclosure Schedule, (B) terminate the employment of any employee, other than for “cause,” or hire any new employee other than those for whom an offer of employment has already been extended prior to the date hereof, or (C) enter into any new employment, loan, retention, consulting, indemnification, change-in-control, termination or similar agreement enter into, adopt, amend or terminate any Company Benefit Plan or take any action to fund, accelerate or in any way secure the payment of compensation or benefits under any employee plan, agreement, contract or arrangement or Company Benefit Plan;

(vi) acquire or agree to acquire any business, assets (whether real property or personal property) or capital stock of any Person or division thereof, whether in whole or in part (and whether by purchase of stock, purchase of assets, merger, consolidation, or otherwise), other than one or more acquisitions of personal property (and not real property) in the ordinary course of business consistent with past practice that, individually, involve a purchase price of not more than $25,000;

(vii) sell, mortgage, lease, license, pledge, transfer, assign, transfer, dispose of or subject to any Lien any material assets or material properties except (A) pursuant to existing Contracts identified in Part 5.1(b) of the Company Disclosure Schedule, (B) sales of inventory or used equipment in the ordinary course of business, or (C) Permitted Liens incurred in the ordinary course of business;

(viii) fail to maintain all financial books and records in all material respects in accordance with GAAP or make any material change to its methods of accounting in effect at December 31, 2018, except as required by a change in GAAP or in applicable Law, or make any change other than in the ordinary course of business consistent with past practice, with respect to accounting policies, principles or practices unless required by GAAP or the SEC;

(ix) (A) incur, create, assume, refinance, replace or voluntarily prepay (other than under any existing revolving credit facility) any Indebtedness for borrowed money, assume, guarantee or endorse, or otherwise become responsible (whether directly, contingently or otherwise) for, any Indebtedness of any other Person (other than a wholly-owned Subsidiary of the Company), except (1) Indebtedness incurred under existing revolving credit facilities (whether drawn or undrawn as of the date hereof) in the ordinary course of business consistent with past practice for working capital purposes, or (2) in respect of Indebtedness owing by any wholly owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company, or (B) issue or sell debt securities or warrants or other rights to acquire any debt securities of the Acquired Entities or guarantee any debt securities of another Person;

(x) make or commit to make any capital expenditures or enter into any Contract for any renovation, construction or capital expenditure other than (A) capital expenditures set forth in the Cap Ex Plan, (B) expenditures permitted to be made by Management Companies from reserved funds pursuant to and as permitted under the Management Agreement Documents, or (C) capital expenditures necessary to repair any casualty losses in an amount up to $25,000 individually or $50,000 in the aggregate or to the extent such losses are covered by existing insurance;

(xi) waive, release, assign, settle or compromise any claim or Legal Proceeding (whether or not commenced prior to the date of this Agreement), other than any Legal Proceeding providing solely for the payment of monetary damages an amount less than $25,000 individually or $50,000 in the aggregate (net of any amount covered by insurance or indemnification), but in no event shall the Acquired Companies settle any Transaction Litigation except in accordance with the provisions of Section 5.11;

(xii) enter into any new line of business;

(xiii) permit any insurance policy naming any Acquired Company or officers as a beneficiary or an insured or a loss payable payee, or the Company’s directors and officers liability insurance policy, to be cancelled, terminated or allowed to expire, unless such entity shall have obtained an insurance policy with substantially similar terms and conditions to the cancelled, terminated or expired policy;

(xiv) (A) amend in any material respect or terminate, or waive compliance with the material terms of or material breaches under, or assign, or renew or extend (except as may be required under the terms thereof) any Material Space Lease or Material Company Lease, (B) enter into, amend, terminate, or waive compliance with the terms of or breaches under, or assign, or renew or extend (except as may be required under the terms thereof) any other Material Contract or (C) enter into a new Contract that, if entered into prior to the date of this Agreement, would have been a Material Contract;

(xv) (A) initiate or consent to any material zoning reclassification of any Company Real Property or any material change to any approved site plan (in each case, that is material to such Company Real Property or plan, as applicable), special use permit or other land use entitlement affecting any Company Real Property in any material respect or (B) amend, modify or terminate, or authorize any Person to amend, modify, terminate or allow to lapse, any material Company Permit;

(xvi) incur any Taxes outside of the ordinary course of business, file any Tax Return inconsistent with past practice, file any amended Tax Return, make or change any material Tax election (it being understood and agreed, for the avoidance of doubt, that nothing in this Agreement shall preclude the Company from designating dividends paid by it as “capital gain dividends” within the meaning of Section 857 of the Code), settle or compromise any material Tax claim or assessment by any Governmental Entity, change any accounting method with respect to Taxes, enter into any agreement with respect to any Tax or Tax Returns of an Acquired Company (including a closing agreement) with a taxing authority, surrender any right to claim a refund of a material amount of Taxes or consent (other than in the ordinary course of business) to any extension or waiver of the limitation period applicable to any material Tax claim or assessment;

(xvii) fail to timely file all material reports and other material documents required to be filed with any Governmental Entity (including the SEC) and other authorities (including the NYSE American), subject to extensions permitted by Law or applicable rules or regulations;

(xviii) knowingly take any action that would, or knowingly fail to take any action, the failure of which to be taken would, reasonably be expected to cause the Company or any Subsidiary REIT to fail to qualify as a REIT or any Subsidiary (other than a Subsidiary REIT) to cease to be treated as any of (A) a disregarded entity for U.S. federal income tax purposes or (B) a Qualified REIT Subsidiary under the applicable provisions of the Code, as the case may be;

(xix) enter into any joint venture, partnership, fund or other similar agreement;

(xx) other than as required by applicable Law, (A) recognize or certify any labor union, labor organization, work council, group of employees or other employee representative body as the bargaining representative for any employees of the acquired Companies or (B) to the extent any Acquired Company has a contractual right to prevent such actions, suffer or permit any Third Party that operates or manages any Company Property to (1) enter into or amend any labor agreement applicable to any Company Management Company Employees or such Company Property or (2) voluntarily recognize any labor union or similar organization or otherwise acknowledge the formation of any collective bargaining units with respect to any Company Management Company Employees or such Company Property;

(xxi) use, amend or terminate its current at-the-market facility or enter into any similar program or facility; or

(xxii) authorize, or enter into, any contract, agreement, commitment or arrangement to take any of the foregoing actions.

Notwithstanding the foregoing, nothing contained in this Agreement shall give to the Parent Parties, directly or indirectly, the right to control or direct the operations of the Acquired Companies prior to the Effective Time.

Section 5.2 No Solicitation.

(a) Except as expressly permitted by this Section 5.2, the Company shall, and shall cause each of its Subsidiaries and its and their respective employees, officers, and trustees, directors or equivalents (collectively, the “Representatives”), and shall instruct and use its reasonable best efforts to cause its and their other Representatives to:

(i) immediately cease any existing solicitations, discussions or negotiations with any Person (other than the Parent Parties and their respective Representatives) that may be ongoing with respect to any inquiry, proposal, offer, indication of interest, discussion or request for nonpublic information from a Third Party that constitutes, or could be reasonably expected to lead to, an Acquisition Proposal (an “Inquiry”) or any Acquisition Proposal;

(ii) request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all confidential information previously furnished to any Person (other than the Parent Parties and their respective Representatives) that has, within the one-year period prior to the date of this Agreement, received confidential information concerning the Company and of its Subsidiaries in connection with a potential strategic transaction with the Company;

(iii) terminate access by any Person and its Representatives (other than the Parent Parties and their respective Representatives) to any online or other data rooms containing any confidential information in respect of the Company and its Subsidiaries; and

(iv) from and after the date of this Agreement until the earlier of the Effective Time and date, if any, on which this Agreement is terminated pursuant to Section 7.1, subject to the other provisions of this Section 5.2, not directly or indirectly, (A) solicit, initiate, induce, propose or knowingly encourage or facilitate any Inquiry or the making, submission or announcement of any proposal that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) furnish or otherwise provide access to non-public information regarding any Acquired Company, or afford access to the business, employees, officers, Contracts, properties, assets, books or records of any Acquired Company, to any Person in connection with or in response to an Inquiry or an Acquisition Proposal, (C) participate in or knowingly facilities any discussion or negotiations with any Person with respect to an Acquisition Proposal (other than informing such Persons of the provisions contained in this Section 5.2), (D) approve, adopt, authorize, enter into, or propose publicly to approve, adopt, authorize or enter into any a letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement or Contract constituting or relating directly or indirectly to, or that contemplates or is intended or could reasonably be expected to result directly or indirectly in, an Acquisition Proposal (other than an Acceptable Confidentiality Agreement), (E) approve, endorse, accept or adopt or recommend the approval, acceptance or adoption of, or make or authorize any public statement, recommendation or solicitation in support of, any Inquiry or Acquisition Proposal, (F) withhold, withdraw, qualify or modify in a manner adverse to the Parent Parties the Company Board Recommendation, it being understood that neither (1) the determination in and of itself by the Company Board that an Acquisition Proposal constitutes, or could reasonably be expected to lead to, a Superior Proposal; nor (2) the delivery in and of itself by the Company to Parent of any notice contemplated by Section 5.2(c) will constitute a Change in Recommendation or violate this Section 5.2(a)(iv)(F), or (G) authorize, resolve, publicly propose or commit to take any of the actions referred to in clauses (A), (B), (C), (D), (E) or (F) of this sentence.

(b) Notwithstanding anything to the contrary in Section 5.2(a), and subject to compliance with the terms this Section 5.2(b) and Section 5.2(c), if prior to the earlier of (x) obtaining the Company Shareholder Approval and (y) 30 days following the date of this Agreement, the Company or any of its Representatives receives an unsolicited written bona fide Acquisition Proposal (that did not result from or arise in connection with a breach or violation of this Section 5.2) from any Third Party, the Company and its Representatives may, prior to (but not after) the earlier of (x) obtaining the Company Shareholder Approval and (y) 30 days following the date of this Agreement, take the actions set forth in subsections (i), (ii) and/or (iii) of this Section 5.2(b) if the Company Board has determined in good faith, after consultation with the Company’s outside legal counsel and financial advisor, that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and that failure to take such action would reasonably be expected to constitute a breach of the directors’ duties set forth in Section 2-405.1 of the MGCL: (i) furnish non-public information to and afford access to the business, employees, officers, Contracts, properties, assets, books and records of the Acquired Companies to any Person in response to such Acquisition Proposal, pursuant to the prior execution of (and the Company may enter into) an Acceptable Confidentiality Agreement; provided, however, that if the Person making such Acquisition Proposal is a known competitor of the Company, the Company shall not provide any commercially sensitive non-public information to such Person in connection with the actions permitted by this Section 5.2(b) other than in accordance with customary “clean room” or other similar procedures designed to limit any adverse effect on the Company of the sharing of such information; (ii) enter into and maintain discussions or negotiations with any Person with respect to an Acquisition Proposal; and (iii) engage in the activities otherwise described in this Section 5.2 with respect to any Person, subject in the case of this clause (iii) to the terms and conditions set forth in this Section 5.2(b).

(c) If the Company receives an Acquisition Proposal or Inquiry, then the Company shall:

(i) promptly (and in no event later than one Business Day after receipt of such Acquisition Proposal or Inquiry): (A) notify Parent in writing of the receipt of such Acquisition Proposal or Inquiry; (B) the identity of the Person making such Acquisition Proposal or Inquiry; (C) indicate the material terms and conditions of such Acquisition Proposal or Inquiry, to the extent known, and (D) provide to Parent an unredacted copy of (including unredacted any materials related to any proposed financing commitments with respect thereto (it being understood that the Company shall provide a written summary of all material terms of any such financing commitments that, pursuant to the terms of the engagement letter with the financing source thereto, cannot be provided in unredacted form)) and any material documentation or correspondence that set forth any such material terms and conditions;

(ii) on a concurrent basis, provide to Parent any non-public information concerning the Acquired Companies that may be provided (pursuant to Section 5.2(b)) to any other Person in connection with any such Acquisition Proposal or Inquiry that has not previously been provided to Parent;

(iii) keep Parent reasonably informed, on a prompt and timely basis, of any material change to the status of the Acquisition Proposal or Inquiry, and shall provide Parent with unredacted copies of all amendments or supplements thereto (including unredacted copies of any materials relating to any proposed financing commitments with respect thereto (it being understood that the Company shall provide a written summary of all material terms of any such financing commitments that, pursuant to the terms of the engagement letter with the financing source thereto, cannot be provided in unredacted form)) and any material documentation or correspondence that set forth any such material terms and conditions, and the general status of any discussions and negotiations with respect to such Acquisition Proposal or Inquiry; provided, further, that neither the Company nor any of its Subsidiaries shall, after the date of this Agreement, enter into any confidentiality or similar agreement that would prohibit it from providing such information to Parent; and

(iv) (A) as promptly as reasonably practicable (and in any event concurrently with notice to the Company Board) notify Parent, orally and in writing, of any scheduled meeting of the Company Board at which it is reasonably likely that the Company Board will consider any Acquisition Proposal or Inquiry; and (B) as promptly as reasonably practicable (and in any event within one Business Day) notify Parent of any determination by the Company Board that an Acquisition Proposal constitutes a Superior Proposal.

(d) The Company Board shall not, except as permitted by Section 5.2(e): (i) withdraw, withhold, modify, amend or qualify, in a manner adverse to the Parent Parties, the Company Board Recommendation; (ii) adopt, endorse, approve, recommend or otherwise declare advisable any Acquisition Proposal or Inquiry; (iii) fail to include the Company Board Recommendation in the Proxy Statement; (iv) if any Acquisition Proposal has been made public, fail to publicly affirm or reaffirm the Company Board Recommendation upon request of Parent within ten Business Days after the date an Acquisition Proposal shall have been publicly announced; (v) fail to publicly recommend against any Acquisition Proposal that is a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (including, for these purposes, by taking no position with respect to the acceptance of such tender offer or exchange offer by the Company’s shareholders) within ten Business Days after the commencement of such tender or exchange offer; (vi) publicly propose or publicly announce an intention to take any of the foregoing actions (any action described in clause “(i)” through clause “(vi)” being referred to as a “Change in Recommendation”); or (vii) approve, adopt, declare advisable or recommend (or agree to, resolve or propose to approve, adopt, declare advisable or recommend), or cause or permit any Acquired Company to enter into, any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, share purchase agreement, asset purchase agreement, share exchange agreement, option agreement or other Contract (other than an Acceptable Confidentiality Agreement entered into in compliance with Section 5.2(b)) contemplating an Acquisition Proposal or requiring the Company or the Operating Partnership to abandon, terminate or fail to consummate the Transactions (any such agreement, an “Alternative Acquisition Agreement”) or otherwise resolve or agree to do so.

(e) Notwithstanding anything to the contrary contained in this Agreement:

(i) at any time prior to the earlier of (x) obtaining the Company Shareholder Approval and (y) 30 days following the date of this Agreement, the Company Board may make a Change in Recommendation and terminate this Agreement pursuant to Section 7.1(h) if and only if: (A) an unsolicited bona fide written Acquisition Proposal (provided that the Acquisition Proposal did not result from or arise in connection with a breach or violation of this Section 5.2) is made to the Company and not withdrawn; (B) the Company Board has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor, (1) that such Acquisition Proposal constitutes a Superior Proposal and (2) failure to make a Change in Recommendation and terminate this Agreement pursuant to Section 7.1(h), would reasonably be expected to constitute a breach of the Company Board’s duties set forth in Section 2-405.1 of the MGCL; (C) the Company delivers to Parent a written notice (a “Superior Proposal Notice”) that includes (1) a statement that the Company Board intends to make a Change in Recommendation and terminate this Agreement pursuant to Section 7.1(h) and the reasons relating thereto, (2) the identity of the Third Party making the Acquisition Proposal and (3) all material terms and conditions of the Acquisition Proposal (including therewith copies of all material and relevant documents and agreement unredacted relating to such Acquisition Proposal and any proposed financing commitments with respect thereto (it being understood that the Company shall provide a written summary of all material terms of any such financing commitments that, pursuant to the terms of the engagement letter with the financing source thereto, cannot be provided in unredacted form); (D) during the four-Business Day period commencing on the date of Parent’s receipt of such Superior Proposal Notice, the Company shall have made its Representatives reasonably available for the purpose of engaging in negotiations and shall have negotiated, and shall have caused its Representatives to negotiate, in good faith with Parent (to the extent Parent desires to negotiate) regarding a possible amendment of this Agreement or a possible alternative transaction so that the Acquisition Proposal that is the subject of the Superior Proposal Notice ceases to constitute a Superior Proposal; (E) after the expiration of the negotiation period described in clause “(D)” above, the Company Board shall have determined in good faith, after consultation with its outside legal counsel and financial advisor, and after taking into account any amendments to this Agreement proposed in writing by the Parent Parties as a result of the negotiations contemplated by clause “(D)” above, that such Acquisition Proposal continues to constitute a Superior Proposal; and (F) in the event of any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material terms of such Acquisition Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause “(C)” above and a new notice period shall commence (except that the four Business Day notice period referred to in clause “(D)” above shall instead be equal to three Business Days during which time the Company shall be required to comply with the requirements of this Section 5.2 anew with respect to such additional notice); or

(ii) at any time prior to obtaining the Company Shareholder Approval, the Company Board may make a Change in Recommendation not related to an Acquisition Proposal if: (A) a Change in Circumstances has occurred; (B) the Company Board has determined in good faith, after consultation with its outside legal counsel, that, in light of such Change in Circumstances, a failure to effect a Change in Recommendation would reasonably be expected to constitute a breach of the Company Board’s duties set forth in Section 2-405.1 of the MGCL; (C) such Change in Recommendation is not effected prior to the fifth Business Day after Parent receives written notice from the Company that includes (1) a statement confirming that the Company Board intends to effect such Change in Recommendation and (2) a reasonably detailed description of the Change in Circumstances; (D) during the four Business Day period after Parent receives such written notice, if requested by Parent, the Company engages in good faith negotiations, and shall have caused its Representatives to engage in good faith negotiations, with Parent to amend this Agreement, or to enter into an alternative transaction in order to obviate the need to make such Change in Recommendation; and (E) at the end of such four Business Day period, the Company Board determines in good faith, after consultation with its outside legal counsel and after taking into account any amendments to this Agreement proposed in writing by the Parent Parties as a result of the negotiations contemplated by clause “(D)” above, that, in light of such Change in Circumstances, a failure to effect a Change in Recommendation would reasonably be expected to constitute a breach of the Company Board’s duties set forth in Section 2-405.1 of the MGCL.

(f) The Company agrees (i) that it will promptly instruct its and its Subsidiaries’ respective Representatives of the obligations undertaken in this Section 5.2 and (ii) any violation or breach of the restrictions set forth in this Section 5.2 by any employee, officer, director, trustee or equivalent, or other Representative of the Company or any of its Subsidiaries shall be deemed to be a breach or violation of this Section 5.2 by the Company for purposes of this Agreement.

(g) Nothing contained in this Section 5.2 shall prohibit the Company from: (i) taking and disclosing to the shareholders of the Company a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or making a statement contemplated by Item 1012(a) of Regulation M-A or Rule 14d-9(f) promulgated under the Exchange Act, or (ii) issuing a “stop, look and listen” statement pending disclosure of its position thereunder, provided, however, that the disclosure therein does not in and itself constitute a Change in Recommendation. For the avoidance of doubt, the Company Board may not make a Change in Recommendation unless in compliance with Section 5.2(e).

(h) Notwithstanding any Change in Recommendation, unless such Change in Recommendation is with respect to a Superior Proposal and this Agreement is terminated pursuant to Section 7.1(h), the Company shall cause the approval of the Merger to be submitted to a vote of its shareholders at the Shareholder Meeting.

Section 5.3 Preparation of Proxy Statement; Shareholders Meeting.

(a) As promptly as reasonably practicable (but no later than 20 days) after the execution of this Agreement, the Company shall prepare a proxy statement in preliminary form for the Shareholders Meeting (together with any amendments thereof or supplements thereto and any other required proxy materials, the “Proxy Statement”) and, after consultation with, and approval by, Parent (which shall not be unreasonably withheld or delayed), file the preliminary Proxy Statement with the SEC. The Company will cause the Proxy Statement to comply as to form in all material respects with the applicable provisions of the Exchange Act and the rules and regulations promulgated thereunder. The Company shall (i) use commercially reasonable efforts to obtain and furnish the information required to be included by the SEC in the Proxy Statement, and respond, after consultation with Parent, promptly to any comments made by the SEC with respect to the Proxy Statement, and (ii) promptly upon the earlier of (A) receiving notification that the SEC is not reviewing the preliminary Proxy Statement and (B) the conclusion of any SEC review of the preliminary Proxy Statement, cause the definitive Proxy Statement to be mailed to the Company’s shareholders and, if necessary, after the definitive Proxy Statement shall have been so mailed, promptly circulate amended or supplemental proxy materials and, if required in connection therewith, resolicit proxies. The Company shall notify Parent promptly upon the receipt of any comments from the SEC or its staff of any request by the SEC or its staff for amendments or supplements to the Proxy Statement and shall provide Parent with copies of all correspondence between the Company or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement. Without limiting the generality of the foregoing, Parent shall cooperate with the Company in connection with the preparation and filing of the Proxy Statement, including promptly furnishing to the Company in writing upon request any and all information relating to the Parent Parties and their respective Affiliates as may be required to be set forth in the Proxy Statement under applicable Law. The Proxy Statement shall contain the Company Board Recommendation, except to the extent that the Company Board shall have effected a Change in Recommendation, to the extent permitted by Section 5.2. Notwithstanding anything to the contrary stated above, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto), or responding to any comments of the SEC or its staff with respect thereto, the Company shall (x) provide Parent and its legal counsel with a reasonable opportunity to review and comment on the Proxy Statement or response (including the proposed final version of the final Proxy Statement or comments) and (v) shall consider Parent’s comments in good faith.

(b) If prior to the Effective Time any change occurs with respect to information supplied by Parent or its Affiliates for inclusion in the Proxy Statement which is required to be described in an amendment of, or a supplement to, the Proxy Statement, Parent shall promptly notify the Company of such event, and Parent and the Company shall cooperate in the prompt filing with the SEC of any necessary amendment or supplement to the Proxy Statement, and as required by Law, in disseminating the information contained in such amendment or supplement to the Company’s shareholders. Nothing in this Section 5.3(b) shall limit the obligations of any party under Section 5.3(a).

(c) If prior to the Effective Time any event occurs with respect to any Acquired Company, or any change occurs with respect to other information supplied by the Company for inclusion in the Proxy Statement, which is required to be described in an amendment of, or a supplement to, the Proxy Statement, the Company shall promptly notify Parent of such event, and the Company shall as promptly as practicable file any necessary amendment or supplement to the Proxy Statement with the SEC and, as required by Law, disseminate the information contained in such amendment or supplement to the Company’s stockholders. Nothing in this Section 5.3(c) shall limit the obligations of any party under Section 5.3(a).

(d) As promptly as reasonably practicable following the clearance of the Proxy Statement by the SEC, the Company shall, in accordance with applicable Law and the Company’s Organizational Documents, duly call, give notice of, convene and hold a special meeting of the Company’s shareholders (including any adjournments and postponements thereof, the “Shareholders Meeting”) for the purpose of (i) obtaining the Company Shareholder Approval and (ii) in accordance with Section 14A of the Exchange Act and the applicable rules and regulations issued thereunder, seeking advisory approval of a proposal to the Company’s shareholders for a non-binding, advisory vote to approve certain compensation that may become payable to the Company’s named executive officers in connection with the completion of the Mergers; provided that notwithstanding anything else to the contrary herein, that the Company may postpone or adjourn the Shareholders Meeting after consultation with Parent (A) with the consent of Parent, (B) for the absence of a quorum, (C) to ensure that any required supplement or amendment to the Proxy Statement is provided to the holders of Company Common Shares within a reasonable amount of time in advance of the Shareholders Meeting, or (D) to allow additional solicitation of votes in order to obtain the Company Shareholder Approval; provided that, in the case of clause (B) and this clause (D), without the written consent of Parent, in no event shall the Shareholders Meeting (as so postponed or adjourned) be held on a date that is more than 30 days after the date for which the Shareholders Meeting was originally scheduled. Unless the Company Board has withdrawn the Company Board

Recommendation in compliance with Section 5.2, the Company, through the Company Board, shall recommend to holders of the Company Capital Shares that they vote in favor of the adoption of this Agreement and approve the Mergers and the Transactions so that the Company may obtain the Company Shareholder Approval and the Company shall use its commercially reasonable efforts to solicit the Company Shareholder Approval (including by soliciting proxies from the Company’s shareholders) and shall take all other action necessary or advisable to secure the Company Shareholder Approval. The Company shall keep Parent reasonably informed with respect to proxy solicitation results as reasonably requested by Parent. In furtherance of Section 5.2(h), unless this Agreement is terminated in accordance with Section 7.1(h), (x) the Company shall not submit to the vote of its shareholders any Acquisition Proposal and (y) the obligation of the Company to duly call, give notice of, convene and hold the Shareholders Meeting and mail the Proxy Statement (and any amendment or supplement thereto that may be required by Law) to the Company’s shareholders shall not be affected by a Change in Recommendation.

Section 5.4 Filings; Other Action.

(a) Upon the terms and subject to the conditions set forth in this Agreement (including Section 5.2), each of the Company Parties and the Parent Parties shall, and shall cause their respective Subsidiaries and respective Affiliates to, use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with each other in doing, all things necessary, proper or advisable under applicable to consummate and make effective, as promptly as practicable, the Mergers and the Transactions, including: (i) the taking of all reasonable actions necessary to cause the conditions to Closing set forth in Article 6 to be satisfied, (ii) the obtaining of all necessary actions or nonactions, waivers, consents and approvals from Governmental Entities necessary in connection with the consummation of the Mergers and the Transactions and the making of all necessary registrations and filings (including filings with Governmental Entities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity or other Persons necessary in connection with the consummation of the Mergers and the Transactions, (iii) subject to Section 5.11, the defending of any Legal Proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Mergers or the Transactions, including seeking to have vacated, lifted, reversed or overturned any decree, judgment, injunction, or other Order, whether temporary, preliminary or permanent, entered by any court or other Governmental so as to enable the Closing to occur as soon as reasonably possible, (iv) the execution and delivery of any additional instruments necessary to consummate the Mergers and the Transactions and to fully carry out the purposes of this Agreement and (v) cooperate in any financing pursued by Buyer in connection with this Transactions. Notwithstanding anything to the contrary in this Agreement, in no event shall the Parent Parties, the Company or any of their respective Subsidiaries or Affiliates be required to agree to, enter into, or offer to enter into any agreement or consent order requiring divestiture of any assets, hold-separate, business limitation, conduct remedy, or similar arrangement or undertaking in connection with this Agreement, the Mergers or the Transactions.

(b) Each of the parties shall, and shall cause their respective Affiliates to, furnish to the other such necessary information and reasonable assistance as the other may request in connection with the preparation of any required governmental filings or submissions and will cooperate in responding to any inquiry from a Governmental Entity, including promptly informing the other party of such inquiry, consulting in advance before making any presentations or submissions to a Governmental Entity, and supplying each other with copies of all material correspondence, filings or communications between either party and any Governmental Entity with respect to this Agreement. To the extent reasonably practicable and permitted by a Governmental Entity, the parties and their Representatives shall have the right to review in advance and each of the parties will consult the others on, all the information relating to the other and each of their Affiliates that appears in any filing made with, or written materials submitted to, any Governmental Entity in connection with the Mergers and the Transactions, except that confidential competitively sensitive business information may be redacted from such exchanges. The parties may, as they deem advisable and necessary, designate any sensitive materials provided to the other under this Section 5.4 as “outside counsel only”. Such materials and the information contained therein shall be given only to outside counsel of the recipient and will not be disclosed by such outside counsel to employees, officers, directors or trustees of the recipient without the advance written consent of the party providing such materials. To the extent reasonably practicable, no party shall, nor shall a party permit its Representatives to, participate independently in any meeting or engage in any substantive conversation with any Governmental Entity in respect of any filing, investigation or other inquiry without giving the other party prior notice of such meeting or conversation and, to the extent permitted by applicable Law, without giving the other party the opportunity to attend or participate (whether by telephone or in person) in any such meeting with such Governmental Entity.

(c) In addition to and without limiting the foregoing, each of Parent and the Company shall, and shall cause their respective Subsidiaries to, use its reasonable best efforts to give any notices to Third Parties, and each of Parent and the Company shall, and shall cause each of their respective Affiliates to, use its reasonable best efforts to obtain any Third Party consents not covered by Section 5.4(a) and Section 5.4(b) that are necessary, proper or advisable to consummate the Mergers and the Transactions.

Section 5.5 Access. During the Interim Period, upon reasonable advance notice, the Company shall, and shall cause each of its Subsidiaries to, (x) afford the Parent Parties and their Representatives reasonable access, during normal business hours, to all properties, facilities, officers, offices and other facilities, and books and records of the Acquired Companies and, during such period, the Company shall, and shall cause its Subsidiaries to, furnish promptly to the Parent Parties and their Representatives all other information (financial or otherwise) concerning its business, properties, books and records, Contracts, personnel, assets and liabilities of the Acquired Companies as Parent may reasonably request and (y) facilitate reasonable access to all Company Real Property in order to prepare or cause to be prepared (at Parent’s sole expense) surveys, inspections, engineering studies, Phase I environmental site assessments or other environmental assessments that do not involve invasive testing or sampling of soil, groundwater, indoor air or other environmental media, and other tests, examinations or studies with respect to any Company Real Property that Parent deems to be reasonably necessary, so long as such access does not unduly interfere with the Company’s ordinary conduct of business; provided, however, that the Acquired Companies shall not be required to permit any inspection or other access, or to disclose any information, that in the reasonable judgment of the Company could: (a) violate any obligation of the Acquired Companies with respect to confidentiality, non-disclosure or privacy to a Third Party or (b) jeopardize protections afforded to any of the Acquired Companies under the attorney-client privilege or the attorney work product doctrine, and in any such event, the parties hereto will use commercially reasonable efforts to make appropriate substitute disclosure arrangements (provided that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in clauses (a) through (b)). No investigation pursuant to this Section 5.5 shall affect or be deemed to qualify, modify or limit any representation or warranty in this Agreement of any party or any condition to the obligations of the parties. All requests for access pursuant to this Section 5.5 must be directed to the Chief Executive Officer of the Company or another Person designated in writing by the Company. All information obtained by Parent and its Representatives pursuant to this Section 5.5 shall be treated as “Evaluation Material” of the Acquired Companies for purposes of the Confidentiality Agreement.

Section 5.6 Interim Operations of Merger Sub and Merger OP. During the period from the date hereof through the earlier of the Effective Time or the date of a valid termination of this Agreement pursuant to Article 7, Merger Sub and Merger OP shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

Section 5.7 Publicity. So long as this Agreement is in effect, the Company and Parent shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement or any of the Transactions and shall not issue any such press release or make any such public statement without the prior consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed; provided, however, that (i) a party (or their respective Affiliates) may, without the prior consent of the other parties hereto, issue such press release or make such public statement as may be required by Law or Order or the applicable rules of any stock exchange or quotation system if it has provided the other party with an opportunity to review and comment (and the parties shall cooperate as to the timing and contents of any such press release or public statement) upon any such press release or public statement, and (ii) the Company will not be obligated to engage in such consultation with respect to communications that are (1) principally directed to employees, customers, partners or vendors so long as such communications are consistent in all material respects with previous releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party) regarding this Agreement and the Transactions, or (2) relating to a Change in Recommendation or “stop-look-and-listen” communication or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act, in each case, made in accordance with Section 5.2; provided, further, that Parent Parties (or their Affiliates) shall not be required to consult with or provide an opportunity to review and comment to the Company in connection with any prospectus, “road show” materials, press release, or other written materials in connection with the Offering or other capital raising initiatives in connection with the Financing so long as such statements are consistent in all material respects with previous releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other party) regarding this Agreement and the Transactions. The parties have agreed upon the form of a joint press release announcing the Mergers and the execution of this Agreement and shall make such joint press release no later than one Business Day following the date on which this Agreement is signed.

Section 5.8 Other Employee Benefits. Parent shall or shall cause the Surviving Entity to: (a) terminate the employment of all employees of the Company effective immediately upon the Company Merger Effective Time; and (b) subject to the terms of this Agreement, including Section 2.8(d) and Section 2.11, to pay amounts then due to such terminated employees as set forth on Part 5.8 of the Company Disclosure Schedule (the “Specified Agreements”) as promptly as practicable following the Effective Time; provided, that such employees execute and deliver a release in form and substance satisfactory to Parent as previously reviewed and approved by the Company (such approval not to be unreasonably withheld, conditioned or delayed).

Section 5.9 Indemnification; Directors’ and Officers’ Insurance.

(a) Prior to the Effective Time, the Company shall obtain and fully pay the premium for, and Parent shall cause to be maintained in full force and effect (and the obligations under to be honored), during the six-year period beginning on the date of the Effective Time, a “tail” prepaid insurance policy or policies (which policy or policies by their respective express terms shall survive the Mergers) from the Company’s current insurance carrier or an insurance carrier with the same or better credit rating as the Company’s current insurance carrier, of at least the same coverage and amounts and containing terms and conditions, retentions and limits of liability that are no less favorable than the Company’s and its Subsidiaries’ existing policy or policies, for the benefit of the Indemnified Parties with a claims period of six years from the Effective Time with respect to directors’ and officers’ liability, employment practices liability and errors and omissions liability insurance for claims arising from facts or events that occurred on or prior to the Effective Time; provided, however, that in no event shall the aggregate premium payable for such “tail” insurance policy or policies for its or their entire period exceed an amount equal to 300% of the most recent aggregate annual premiums paid by the Company prior to the date of this Agreement for such insurance (such amount being the “Maximum Premium”). If the Company is unable to obtain the “tail” insurance described in the first sentence of this Section 5.9(a) for an amount equal to or less than the Maximum Premium, the Company shall be entitled to obtain as much comparable “tail” insurance as reasonably available for an aggregate cost equal to the Maximum Premium.

(b) For a period of six years following the Effective Time, each of Parent and the Surviving Entity shall: (i) indemnify and hold harmless each individual who at the Effective Time is, or at any time prior to the Effective Time was, a trustee, director or officer of the Company or of a Subsidiary of the Company and acting in such capacity (each an “Indemnified Party”) for any and all costs and expenses (including reasonable fees and expenses of legal counsel, which shall be advanced as they are incurred; provided that the Indemnified Party shall have made an undertaking to repay such expenses if it is ultimately determined that such Indemnified Party was not entitled to indemnification under this Section 5.9(b)), judgments, fines, penalties or liabilities (including amounts paid in settlement or compromise) imposed upon or reasonably incurred by such Indemnified Party in connection with or arising out of any action, suit or Legal Proceeding (whether civil or criminal) in which such Indemnified Party may be involved or with which he or she may be threatened (regardless of whether as a named party or as a participant other than as a named party, including as a witness) (an “Indemnified Party Proceeding”) by reason of such Indemnified Party’s being or having been such trustee, director or officer of the Company or of a Subsidiary of the Company or otherwise in connection with any action taken or not taken at the request of the Company or of a Subsidiary of the Company at, or at any time prior to, the Effective Time, whether or not the Indemnified Party continues in such position at the time such Indemnified Party Proceeding is brought or threatened (including any Indemnified Party Proceeding relating in whole or in part to the Transactions or relating to the enforcement of this provision or any other indemnification or advancement right of any Indemnified Party), to the fullest extent permitted under applicable Law; provided, that Parent and the Surviving Entity shall not be (x) liable for any settlement effected without its prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) or (y) obligated under this Section 5.9(b) to pay the fees and expenses of more than one legal counsel (selected by a plurality of the applicable Indemnified Parties) for all Indemnified Parties in any jurisdiction with respect to any single Legal Proceeding except to the extent that, on the advice of any such Indemnified Party’s counsel, two or more of such Indemnified Parties shall have conflicting interests in the outcome of such Legal Proceeding; and (ii) fulfill and honor in all respects the obligations of the Company pursuant to: (1) each indemnification agreement set forth on Part 5.9(b) of the Company Disclosure Schedule and in effect as of the date hereof between the Company and any Indemnified Party; and (2) any indemnification provision (including advancement of expenses) and any exculpation provision set forth in the Organizational Documents of the Acquired Companies as in effect on the date hereof. Parent shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by Indemnified Parties in connection with their enforcement of their rights provided under this Section 5.9. Parent’s and the Surviving Entity’s obligations under the foregoing clauses (i) and (ii) shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification, exculpation and advancement of expenses in respect of any claim asserted or made within such period shall continue until the final disposition of such claim.

(c) If the Surviving Entity or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, or if Parent dissolves the Surviving Entity, then, and in each such case Parent shall cause proper provision to be made so that the successors and assigns of the Surviving Entity shall assume the obligations set forth in this Section 5.9.

(d) The provisions of this Section 5.9 are intended to be for the benefit of, and shall be enforceable by, each Indemnified Party, his or her heirs and his or her personal representatives. The obligations of Parent and the Surviving Entity under this Section 5.9 shall not be terminated or modified in such a manner as to adversely affect in any material respect the rights of any Indemnified Party unless (i) such termination or modification is required by applicable Law or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification.

Section 5.10 Section 16 Matters. Prior to the Effective Time, the Company shall, and shall be permitted to, take all such steps as may reasonably be necessary to cause any dispositions of Company Capital Shares (including derivative securities with respect to Company Capital Shares) resulting from the Mergers or the other Transactions by each Person who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company immediately prior to the Effective Time, to be exempt under Rule 16b-3 under the Exchange Act.

Section 5.11 Transaction Litigation. The Company shall as promptly as reasonably practicable notify Parent in writing of, and shall give Parent the opportunity to participate in the defense, negotiations and settlement of, any Transaction Litigation brought or, to the Knowledge of the Company, threatened in writing, shall keep Parent reasonably informed with respect to the status thereof and shall give consideration to Parent’s advice with respect to such Transaction Litigation. The Company shall give Parent and its Representatives a reasonable opportunity to review, and shall consider in good faith all reasonable comments, on all material filings or responses to be given to any Third Party in connection therewith. None of the Acquired Companies shall compromise, settle, come to an arrangement regarding or agree to compromise, settle or come to an arrangement regarding any Transaction Litigation unless Parent shall have consented in writing. Without otherwise limiting the Indemnified Parties’ rights with regard to the right to counsel, following the Effective Time, the Indemnified Parties shall be entitled to continue to retain McGrath North Mullin & Kratz, PC LLO or such other counsel selected by such Indemnified Parties prior to the Effective Time to defend any Transaction Litigation.

Section 5.12 Confidentiality. All information provided by or on behalf of the Acquired Companies pursuant to this Agreement during the Interim Period will be kept confidential in accordance with the terms of the Confidentiality Agreement, and if this Agreement is terminated prior to the Effective Time, the Confidentiality Agreement shall remain in full force and effect in accordance with its respective terms prior to giving effect to the execution of this Agreement.

Section 5.13 Distribution by Company of REIT Taxable Income. Notwithstanding anything to the contrary in this Agreement, prior to the Closing Date, any of the Company and its Subsidiary REITs may declare and pay a dividend to their shareholders distributing cash in such amounts determined by the Company in its sole discretion exercised in good faith to be required to be distributed in order for the Company or the Subsidiary REIT to qualify as a REIT for such year and to avoid to the extent reasonably possible the incurrence of income or excise Tax by the Company or the Subsidiary REIT. If the Company declares a distribution to its shareholders pursuant to this Section 5.13, the Merger Consideration shall be decreased by an amount equal to such distribution.

Section 5.14 Certain Tax Matters.

(a) The Company shall take such actions as the Company determines are reasonably necessary to ensure that the Company and any Subsidiary REIT (i) will qualify for taxation as a REIT for U.S. federal income tax purposes for its current taxable year, and (ii) will not become liable for U.S. federal income Tax under Section 857(b) or 4981 of the Code for its current taxable year. Prior to the Closing Date, the Company shall promptly notify Parent if the Company becomes aware of any issue that it believes would adversely impact the maintenance of the REIT status of the Company and its Subsidiary REITs for the Company’s 2019 taxable year and cooperate and consult in good faith with Parent with respect thereto.

(b) All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred in connection with this Agreement and the Transactions (“Transfer Taxes”) will be borne by Parent. Parent and the Company shall cooperate to file or cause to be filed in a timely manner all necessary documents (including, but not limited to, all Tax Returns) with respect to such Transfer Taxes.

(c) On the Closing Date, prior to the Company Merger, the Company shall deliver to Parent a duly executed certificate, dated as of the Closing Date, that the Company has been a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code during its entire existence, and therefore, the Company Capital Shares are not “United States real property interests.” The Operating Partnership shall use its commercially reasonable efforts to obtain and deliver to Merger Sub at or prior to the Partnership Merger, dated as of the Closing Date, from each holder of Partnership Common Units (other than the Company or any Subsidiary of the Company), (i) a duly executed certificate of non-foreign status substantially in the form of the sample certification set forth in Treasury Regulations Section 1.1445-2(b)(2)(iv)(A) or (B), as applicable, in compliance with Code Sections 1445 and 1446(f) and IRS Notice 2018-29, or (ii) a properly completed and executed IRS Form W-9 meeting the requirements of Proposed Treasury Regulations Sections 1.1445(b)(2)(v) and 1.1446(f)-2(b)(2)); provided, however, that in the event that any such certificate of non-foreign status is not delivered to Merger Sub at or prior to the Partnership Merger, Parent’s remedy shall be limited to withholding pursuant to this Agreement.

(d) Parent and the Company shall, upon written request, use commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated in this Agreement).

Section 5.15 Stock Exchange Delisting; Deregistration. Prior to the Effective Time, the Company shall cooperate with Parent and shall use reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under applicable Law and rules and policies of the NYSE American to cause the delisting by the Surviving Entity of the Company Capital Shares from the NYSE American as promptly as practicable after the Effective Time and the deregistration of the Company Capital Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 5.16 Takeover Statutes. The Company Parties shall not take any action that would cause the Transactions, including the Mergers, to be subject to requirements imposed by any Takeover Statute. If any Takeover Statute may become, or may purport to be, applicable to this Agreement, the Mergers or the Transactions, the Company shall grant such approvals and take such actions as are necessary so that the Mergers and the Transactions may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such Takeover Statute on the Mergers and the Transactions.

Section 5.17 Notification of Certain Matters.

(a) At all times during the Interim Period, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any notice or other communication received by such party from any Governmental Entity in connection with this Agreement, the Mergers or the other transactions contemplated by this Agreement, or from any Person alleging that the consent of such Person is or may be required in connection with the Mergers or the other transactions contemplated by this Agreement.

(b) At all times during the Interim Period, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, upon becoming aware (i) that any representation or warranty made by it contained in this Agreement has become untrue or inaccurate, such that the applicable closing conditions would reasonably be expected to be incapable of being satisfied by the End Date or (ii) of any failure to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement; provided, however, that no such notification shall affect or be deemed to modify the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement and shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 5.18 Financing and Cooperation.

(a) Prior to the Closing Date, upon the request of the Company, Parent shall keep the Company reasonably informed in reasonable detail of the status of its efforts to arrange the Financing. The Parent Parties acknowledge and agree that the obtaining of the Debt Financing is not a condition to Closing and the consummation of the Transactions shall not be conditioned on, or delayed or postponed as a result of the obtaining of (or the failure to obtain) the Debt Financing.

(b) Prior to the Closing, the Company shall, and shall cause each its Subsidiaries to, use its and their commercially reasonable efforts to cause its and their respective Representatives to, provide to the Parent Parties and their Representatives, at Parent’s sole expense, all cooperation reasonably requested by Parents and/or its Affiliates to assist them in connection with the arrangement of Financing, to the extent not unreasonably interfering with the business of the Company and its Subsidiaries, including: (i) upon reasonable notice, cause management of the Acquired Companies with appropriate seniority and expertise to participate in a reasonable number of meetings and presentations with prospective lenders, rating agencies and investors at reasonable times and locations mutually agreed, (ii) assist with the preparation of materials for customary rating agency presentations, offering documents, any prospectus, private placement memoranda, banking information memoranda and similar documents reasonably necessary in connection with the Financing (including the Offering) and provide reasonable cooperation with the due diligence efforts of any source of any Financing; provided, however, that any such memoranda or prospectuses may, at the election of Parent, contain disclosure and financial statements with respect to the Company or the Surviving Entity and/or its Subsidiaries as the obligor, (iii) (A) using commercially reasonable efforts to furnish Parent in a timely manner with customary financial and other information regarding the Company and its Subsidiaries, including non-public financial information, as may be reasonably required by Parent in connection with due diligence relating to the Financing, (B) using commercially reasonable efforts to assist Parent in connection with the preparation of pro forma financial information and financial statements to the extent reasonably required by Parent or any Financing Source, it being agreed that neither the Company nor any of its Subsidiaries or Representatives shall be responsible in any manner for information relating to the proposed debt and equity capitalization that is required for such pro forma financial information or financial statements, (C) cooperating with Parent in Parent equity capitalization that is required for such pro forma financial information or financial statements, (D) as promptly as practicable, informing Parent if the chief executive officer, chief financial officer, treasurer or controller of the Company shall have actual knowledge of any facts as a result of which a restatement of any financial statements of the Company in order for such financial statements to comply with GAAP, (E) make available to Parent the financial and operating data and other information with respect to the Acquired Company as Parents (or its Affiliates) may from time to time reasonably request in connection with the preparing of the Offering Documents and Parent’s (or its Affiliates) response to any inquires or comments received by any Governmental Entity in connection with the filing of the Offering Document, and (F) using commercially reasonable efforts to cause the Company’s auditors and certain directors and senior officers of the Company and its Subsidiaries as reasonably determined by Parent to participate in oral due diligence sessions to take place in connection with the Offering at reasonable times and upon reasonable notice (iv) reasonably facilitating the transactions described in this Section 5.18 and assist with the preparation of customary definitive loan documentation contemplated by the Financing (including schedules), including executing and delivering any customary guarantee, pledge and security documents, indentures, currency or interest rate hedging arrangements, or other certificates or document as may be reasonably requested by Parent or the Financing Sources (provided that any such documents or agreements and any obligations contained in such documents shall be effective no earlier than as of the Effective Time); (v) provide to Parent upon written request all documentation and other information with respect to the Company and the Acquired Companies required by regulatory authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the PATRIOT Act in connection with the Financing, (vi) as may be reasonably requested by Parent to facilitate the Financing, following the obtainment of the Company Shareholder Approval, form new direct and indirect wholly owned Subsidiaries of the Company and the other Acquired Companies pursuant to documentation reasonably satisfactory to Parent and the Company, (vii) as may be reasonably requested by Parent, and no earlier than immediately prior to the Effective Time, and provided such actions would not adversely affect the Tax status of the Company or any of its Subsidiaries or cause the Company to be subject to additional Taxes that are not indemnified by Parent under Section 5.18(d), transfer or otherwise restructure its ownership of existing Acquired Companies, properties or other assets, in each case, pursuant to documentation reasonably acceptable to Parent and the Company, (viii) subject to the confidentiality requirements of Section 5.18(e), provide reasonably timely and customary access to diligence materials reasonably available to the Acquired Companies and properties during normal business hours and on reasonable advance notice to allow Financing Sources and their representatives to complete all reasonable and customary due diligence, (ix) provide reasonable and customary assistance with respect to attempting to obtain any consents associated therewith (effective no earlier than the Effective Time), (x) to the extent reasonably requested by a Financing Source, attempt to obtain estoppels and certificates from tenants, lenders, managers, franchisors, ground lessors and counterparties to REAs in form and substance reasonably satisfactory to such Financing Source, (xi) cooperate in connection with the repayment or defeasance of any existing indebtedness of the Company or any Acquired Companies as of the Effective Time and the release of related Liens following the repayment in full of such indebtedness, including using commercially reasonably efforts to deliver such customary payoff, defeasance or similar notices under any existing loans of the Company or any of Acquired Companies as are reasonably requested by Parent (provided that the Company and the Acquired Companies shall not be required to deliver any notices that are not conditioned on the occurrence of the Effective Time) (the “Payoff Letters”), (xii) to the extent reasonably requested by Parent, obtain customary accountants’ comfort letters and consents to the use of accountants’ audit reports relating to the Company and its Subsidiaries, including any comfort letters that are in a form and substance that is customarily given to underwriters and Governmental Authorities, as the case may be, in an underwritten public offering in Canada, with such “long form” comfort letter being addressed to Parent and the underwriters, provided that such “long form” comfort letter shall only relate to the Company, its Subsidiaries, the Company Capital Shares and the Financial Statements (xiii) cooperate with obtaining title insurance with respect to each Owned Real Property and Ground Leased Real Property and (xiv) to the extent reasonably requested by a Financing Source, permit Parent and its Representatives to conduct survey, appraisal and environmental and engineering inspections of each real estate property owned and, subject to obtaining required third party consents with respect thereto (which the Company shall use reasonable efforts to obtain), leased by the Company or any of the Company Subsidiaries. Notwithstanding anything in this Section 5.18(b) to the contrary, the Company shall not be required to provide, or cause its Subsidiaries to provide, cooperation under this Section 5.18 to the extent that it: (A) requires the Acquired Companies to incur any Liability (including, without limitation, any commitment fees and expense reimbursement) in connection with the Financing prior to the Closing (except those fees and expenses that are reimbursed promptly or advanced by Parent); (B) except with respect to clauses (v), (vi) and (vii), requires the Acquired Companies or their respective directors, trustees, officers, managers or employees to execute, deliver or enter into, or perform any agreement, document, certificate or instrument with respect to the Financing (other than with respect to customary authorization letters with respect to bank information memoranda) or adopt resolutions approving the agreements, documents and instruments pursuant to which the Financing is obtained that is not contingent upon the Closing or that would be effective at or prior to the Effective Time; (C) provide access to or disclose information that the Company or any of its Subsidiaries determines would result in a loss or waiver of or jeopardize any attorney-client privilege, attorney work product or other legal privilege (provided that the Company shall use commercially reasonable efforts to allow for such access or disclosure in a manner that does not result in the events set out in this clause (C)); (D) results in any officer, trustee or director of the Acquired Companies incurring personal Liability with respect to any matter relating to the Financing or requires any officer, trustee, director or other Representative of the Company or any of its Subsidiaries to deliver any certificate that such officer, trustee, director or other Representative reasonably believes, in good faith, contains any untrue certifications; or (E) requires the Acquired Companies or their Representatives, as applicable, to waive or amend any terms of this Agreement. In no event shall the Company be in breach of this Agreement because of the failure to deliver any financial or other information that is not currently readily available to the Acquired Companies (other than information which an Acquired Company is entitled to receive and actually receives following request pursuant to Management Agreement Documents or Franchise Agreement Documents) on the date hereof or is not otherwise prepared in the ordinary course of business of Acquired Companies at the time requested by Parent or for the failure to obtain review of any financial or other information by its accountants. In no event shall the Acquired Companies be required to pay any commitment or other fee or give an indemnity or incur any Liability (including due to any act or omission by the Company, its Subsidiaries or any of their respective Affiliates or Representatives) or expense (including legal and accounting expenses) in connection with assisting Parent and Merger Sub in arranging the Debt Financing or as a result of any information provided by the Company, its Subsidiaries or any of their respective Affiliates or Representatives in connection with the Financing (except those fees and expenses reimbursed promptly by Parent). None of the representations, warranties or covenants of the Company set forth in this Agreement shall be deemed to apply to, or deemed breached or violated by, any of the actions taken by the Company, any of its Subsidiaries, or any of their respective Representatives at the request of Parent pursuant to this Section 5.18(b).

(c) The Company hereby consents to the use of its and its Subsidiaries’ logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Acquired Companies or the reputation or goodwill of the Acquired Companies.

(d) Parent shall reimburse the Acquired Companies promptly upon demand for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ and accountants’ fees) incurred by the Acquired Companies in connection with the cooperation under this Section 5.18, any action taken by them at the request of Parent pursuant to this Section 5.18 (including the dissolution and termination of any subsidiaries formed and documentation entered into pursuant to this Section 5.18) and shall indemnify and hold harmless the Acquired Companies from and against any and all out-of-pocket costs, expenses, losses, damages, claims, judgments, fines, penalties, interest, settlements, awards and Liabilities suffered or incurred by any of them in connection with the arrangement and consummation of the Debt Financing and any information used in connection therewith (other than the information provided in writing by the Company or the Acquired Companies to Parent specifically in connection with their obligations pursuant to Section 5.18(b)). This Section 5.18(d) shall survive the termination of this Agreement (and in the event the Mergers and the other Transactions are not consummated, Parent shall promptly reimburse the Company for any reasonable out-of-pocket costs incurred by the Company or its Subsidiaries in connection with the cooperation under this Section 5.18 and not previously reimbursed).

(e) Notwithstanding anything to the contrary in the Confidentiality Agreement, the Company agrees that Parent and its Representatives may initiate contact with and pursue potential lenders in connection with the consummation of the transactions contemplated by this Agreement, in each case subject to the confidentiality and use restrictions applicable to “Representatives” (as defined in the Confidentiality Agreement) set forth in the Confidentiality Agreement. For the avoidance of doubt, without the prior written consent of the Company, in no event will Parent, Merger Sub or any of their respective Affiliates (which for this purpose will be deemed to include each direct investor in Parent or Merger Sub) enter into any agreement, arrangement or any other understanding, whether written or oral, with any potential debt financing source or sources that would reasonably be expected to limit, restrict, restrain, otherwise impair in any manner, directly or indirectly, the ability of such debt financing source or sources (including any lender of the Acquired Companies) to provide debt financing or other assistance to any other party in any other transaction involving the Acquired Company (provided that the foregoing shall not prohibit the establishment of customary “tree” arrangements).

Section 5.19 Capital Expenditures. Between the date hereof and the Closing, the Acquired Companies will execute in all material respects the capital expenditure plan it described on Part 5.19 of the Company Disclosure Schedule (the “Cap Ex Plan”), including with respect to the amount of spending indicated thereon; provided, however, that it shall not be deemed to be a breach of this covenant to the extent such breach is reasonably attributable to delays caused by fire, earthquakes, floods, wind or other acts of God, acts of public enemies, riot, insurrection, government regulation, labor disputes, general market shortages of materials or labor or other causes beyond the Company’s and its Affiliates’ reasonable control (including to the extent related to a third party’s failure to timely perform obligations on which such capital expenditures are conditioned); provided further, and without limiting the immediately preceding proviso, that the Company shall obtain the prior written consent of Parent (which shall not be unreasonably withheld, conditioned or delayed) in connection with any material deviation from such plan.

Section 5.20 Atlanta JV. Between the date hereof and the Closing, the Company shall cause its applicable Subsidiary to exercise its right to acquire the equity interest of the Atlanta JV (the “Buy / Sell”) from Three Wall Capital LLC (“TWC”) pursuant to Section 13.5 of the Limited Liability Company Agreement of the Atlanta JV (the “Transfer”). Parent consents to the refinancing of the indebtedness of the Atlanta JV pursuant to the financing term sheet set forth on Part 5.20A of the Company Disclosure Schedule (the “Atlanta JV Financing”) or such other financing on substantially the same terms provided that Parent consents to such other financing not to be unreasonably withheld. The purchase price for the Transfer shall be as set forth on Part 5.20B of the Company Disclosure Schedule (the “Atlanta JV Equity Interest Purchase Price”) and shall be financed under the Company’s existing line of credit. The Company shall (a) provide drafts of all documentation relating to the Transfer in advance of sharing such documents with counsel for TWC, (b) provide Parent with a reasonable amount of time to review such documents and (c) the Company shall incorporate all timely and reasonable comments provided by Parent and Parent’s legal counsel in such documents. The Company shall not agree to any indemnification or financial obligations that will be binding on Parent following the Closing, without Parent’s written consent.

Section 5.21 Repairs. Between the date hereof and the Closing, the Company shall use best efforts to make, or shall cause to be made, the repairs set forth on Part 5.21 of the Company Disclosure Schedule (the “Requested Repairs”). Upon the request of Parent, the Company shall keep Parent informed in reasonable detail of the status of the Requested Repairs. Further, Parent shall have the right to review and comment on all plans relating to the Required Repairs (and the Company shall consider in good faith such comments) and to inspect the Required Repairs in advance of final payments to the contractors performing such Required Repairs, provided however if Parent does not approve the work or if there is a contractor lien because Parent has not approved final payment then neither event will be a condition not to consummate the Mergers. All contractors performing the Requested Repairs shall be approved in writing by Parent, prior to any contractor commencing the Requested Repairs.

Section 5.22 Debt Commitment Letter. After the date hereof, Parent may, in its discretion, deliver to the Company, an executed commitment letter, together with all schedules and exhibits thereto, from the lender party thereto (as modified, amended or supplemented from time to time, the “Debt Commitment Letter”), pursuant to which, and subject to the terms and conditions thereof, the lender party thereto has committed to lend the amount set forth therein to Parent for the purpose of funding a portion of the Merger Consideration and the obligations of the Parent Parties set forth herein. To the extent the Debt Commitment Letter is so delivered by Parent, is customary in form and substance, and does not include any condition that is a “diligence out,” the amount set forth in the Equity Commitment Letter shall automatically and irrevocably be reduced by the amount set forth in the Debt Commitment Letter. The Company Parties agree to provide all information necessary and cooperate with Parent in providing any necessary diligence items to complete the lender’s due diligence and underwriting process in order to execute the Debt Commitment Letter.

ARTICLE 6

CONDITIONS TO THE MERGERS

Section 6.1 Conditions to the Obligations of Each Party. The obligation of each party to consummate the Mergers are subject to the satisfaction or, to the extent permitted by applicable Law, waiver by each of Parent and the Company, on or prior to the Closing, of each of the following conditions:

(a) the Company Shareholder Approval shall have been obtained;

(b) [reserved]; and

(c) no temporary restraining Order, preliminary or permanent injunction or other Order preventing the consummation of the Mergers shall have been issued by any Governmental Entity of competent jurisdiction and remain in effect, and there shall not be any Law enacted or deemed applicable to the Mergers that makes consummation of the Mergers illegal or otherwise restricts or prohibits consummation of the Mergers.

Section 6.2 Conditions to the Obligations of the Parent Parties. The obligation of the Parent Parties to consummate the Mergers and the other transactions contemplated by this Agreement on the Closing Date are subject to the satisfaction (or, to the extent permitted by applicable Law, waiver by Parent) at or prior to Effective Time, of each of the following conditions:

(a) (i) other than the representations and warranties set forth in Section 3.1 (Organization and Good Standing; Subsidiaries), Section 3.16 (Authority; Binding Nature of Agreement), Sections 3.3 (Capitalization), Section 3.5 (Absence of Certain Changes), Section 3.11 (Tax Matters), Section 3.16 (Authority; Binding Nature of Agreement), Section 3.17 (Vote Required), Section 3.20 (Brokers) and Section 3.22 (Takeover Statutes), the representations and warranties of the Company Parties set forth in Article 3 of this Agreement shall be true and correct (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except for such failures to be so true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect; (ii) the representations and warranties set forth in Section 3.1 (Organization and Good Standing;

Subsidiaries), Section 3.5(c) (Absence of Certain Changes), Section 3.11 (Tax Matters), Section 3.16 (Authority; Binding Nature of Agreement), Section 3.17 (Vote Required), Section 3.20 (Brokers) and Section 3.22 (Takeover Statutes) shall be true and correct in all material respects (without giving effect to any materiality or Company Material Adverse Effect qualifications set forth therein) as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date); (iii) the representations and warranties set forth in Section 3.3 (Capitalization) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except for failures to be true and correct that would not reasonably be expected to result in additional costs, expenses or Liabilities of Parent Parties, individually or in the aggregate, that is more than $100,000, and (iv) the representations and warranties set forth in Sections 3.5(a) and (b) (Absence of Certain Changes) shall be true and correct in all respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date);

(b) the Company Parties shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date;

(c) since the date hereof, there shall not have occurred any Company Material Adverse Effect;

(d) Parent shall have received at the Closing a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company certifying that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied;

(e) Parent shall have received a tax opinion of McGrath North Mullin & Kratz, PC LLO, in form and substance reasonably acceptable to Parent, dated as of the Closing Date (which such opinion shall be subject to customary assumptions, qualifications and representations, including representations made by the Acquired Companies), to the effect that beginning with its taxable year ended December 31, 2010 and until the Closing, the Company has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code;

(f) the Company shall have received all consents and waivers from third parties as set forth on Part 6.2(f) of the Company Disclosure Schedule shall been obtained;

(g) the Company shall have delivered to Parent a duly executed certificate, dated as of the Closing Date, that the Company has been a “domestically controlled qualified investment entity” within the meaning of Section 897(h)(4)(B) of the Code during the period during which the Company was in existence, and therefore the Company Capital Shares are not “United States real property interests” by reason of the exception provided in Section 897(h)(2) of the Code;

(h) Parent shall have received the Payoff Letters relating to any Indebtedness of the Acquired Companies that has been designated by Parent, in its sole discretion, to be paid off at or prior to Closing and evidence of termination of any Liens securing such Indebtedness;

(i) [reserved];

(j) no Acquired Companies shall have entered into any Contract or otherwise agreed to pay or incurred Liability with respect to any severance or other termination benefits, except to the Persons and in the amounts set forth on Part 6.2(j) of the Company Disclosure Schedule;

(k) no Governmental Entity of competent jurisdiction shall have initiated a suit, action or Legal Proceeding seeking to prohibit or otherwise prevent the consummation of the Mergers or the other Transactions;

(l) resignations executed by each of the officers, directors, trustees or equivalents of the Acquired Companies in office immediately prior to the Effective Time, with such resignations to be effective as of the Effective Time; provided, that, with respect to the Atlanta JV, only the resignations of the officers, directors, trustees or equivalents in which the Company or its Subsidiaries have the right to elect; and

(m) evidence, in form and substance satisfactory to Parent, of the termination of the related party agreements and transactions set forth on Part 6.2(m) of the Company Disclosure Schedule, together with any releases reasonably requested by Parent.

Section 6.3 Conditions to the Obligations of the Company Parties. The obligation of the Company Parties to consummate the Mergers is subject to the satisfaction, or waiver by the Company, at or prior to Closing, of each of the following conditions:

(a) the representations and warranties of the Parent Parties set forth in Article 4 of this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as if made at and as of the Closing Date (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects only as of such earlier date);

(b) the Parent Parties shall each have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date;

(c) no Governmental Entity of competent jurisdiction shall have initiated a suit, action or Legal Proceeding seeking to prohibit or otherwise prevent the consummation of the Mergers or the other Transactions; and

(d) the Company shall have received at the Closing a certificate signed on behalf of Parent by an executive officer of Parent certifying that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied.

Section 6.4 Frustration of Closing Conditions. None of the Parent Parties, on the one hand, nor the Company Parties, on the other hand, may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied (or to be able to be satisfied) to excuse it from its obligation to effect the Mergers if such failure (or inability to be satisfied) was caused by such party’s failure to comply with or perform its obligations under this Agreement.

ARTICLE 7

TERMINATION

Section 7.1 Termination. This Agreement may be terminated and the Mergers may be abandoned at any time prior to the Closing (notwithstanding the receipt of the Company Shareholder Approval):

(a) by mutual written consent of the Company and Parent;

(b) by Parent or the Company upon prior written notice to the other party, if the Closing has not occurred on or before the later of 11:59 p.m. (New York time) (i) on December 31, 2019 and (ii) the date that is three Business Days after the third Extension contemplated by Section 7.4 expires (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 7.1(b) shall not be available to any party whose material breach of any provision of this Agreement causes the failure of the Mergers to be consummated by the End Date;

(c) by Parent or the Company upon prior written notice to the other party, if any Governmental Entity of competent jurisdiction shall have issued a final and non-appealable Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the consummation of the Transactions; provided, however, the right to terminate this Agreement under this Section 7.1(c) shall not be available to any party whose failure to comply with any provision of this Agreement has been the primary cause of, or resulted in, the failure of the Mergers to be consummated by the End Date;

(d) by Parent or the Company upon written notice to the other party, if the Company Shareholder Approval has not been obtained at the Shareholders Meeting or at any adjournment or postponement thereof, in each case, at which a vote on such approval was taken;

(e) by Parent, upon written notice to the Company, in the event of a breach or failure to perform in any material respect by any Company Party of any representation, warranty, covenant or other agreement contained herein (other than with respect to a breach or violation of Section 5.2, as to which Section 7.1(g)(ii) shall apply) such that the conditions set forth in Section 6.2(a) or Section 6.2(b), as the case may be, would not be satisfied as of the Closing Date; provided, however, that Parent may not terminate this Agreement pursuant to this Section 7.1(e) unless any such breach or failure to perform has not been cured within 20 days after written notice by Parent to Company informing the Company of such breach or failure to perform and its intention to terminate this Agreement pursuant to this Section 7.1(e), except that no cure period shall be required for any breach or failure to perform that by its nature cannot be cured prior to the End Date; and provided, further, that Parent may not terminate this Agreement pursuant to this Section 7.1(e) if any Parent Party is then in breach of this Agreement in any material respect;

(f) by the Company, upon written notice to Parent, in the event of a breach or failure to perform in any material respect by any Parent Party of any representation, warranty, covenant or other agreement contained herein such that the conditions set forth in Section 6.3(a) or Section 6.3(b), as the case may be, would not be satisfied as of the Closing Date; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(f) unless any such breach or failure to perform has not been cured within 20 days after written notice by the Company to Parent informing Parent of such breach or failure to perform and intention to terminate this Agreement pursuant to this Section 7.1(f), except that no cure period shall be required for any breach or failure to perform that by its nature cannot be cured prior to the End Date; and provided, further, that the Company may not terminate this Agreement pursuant to this Section 7.1(f) if any Company Party is then in breach of this Agreement in any material respect;

(g) by Parent, upon written notice to the Company, (i) if, at any time prior to receipt of the Company Shareholder Approval, the Company Board shall make a Change in Recommendation or (ii) if the Company shall have otherwise breached or violated any of its obligations under Section 5.2 other than any immaterial or inadvertent breaches or violations thereof not intended to result in an Acquisition Proposal or Inquiry;

(h) by the Company, at any time prior to the earlier of (x) obtaining the Company Shareholder Approval and (y) 30 days following the date of this Agreement, in order to concurrently enter into an Alternative Acquisition Agreement with respect to a Superior Proposal in compliance with Section 5.2 that did not result from a breach or violation of Section 5.2; provided, however, that this Agreement may not be so terminated unless the Company Termination Fee is made in full by wire transfer wire transfer of same-day funds to Parent prior to or concurrently with the occurrence of such termination and entry into such Alternative Acquisition Agreement with respect to such Superior Proposal; or

(i) subject to Section 7.4, by the Company upon written notice to Parent, if (i) the conditions set forth in Section 6.1 and Section 6.2 have been and continue to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing Date, each of which is then capable of being satisfied); (ii) the Company has irrevocably confirmed by written notice to Parent at least three Business Days prior to such termination that it is ready, willing and able to consummate the Closing; (iii) the Parent Parties fail to consummate the Mergers within three Business Days following the date on which the Closing should have occurred pursuant to Section 2.3(a); and (iv) at all times during such three Business Day period, the Company stood ready, willing and able to consummate the Closing; provided, however, that the Company may not terminate this Agreement pursuant to this Section 7.1(i) if any Company Party is then in breach of this Agreement in any material respect.

Section 7.2 Effect of Termination. If this Agreement is terminated pursuant to Section 7.1, this Agreement shall become void and of no further force or effect without Liability of any party (or any Affiliate or Representative of such party); provided, however, that the provisions of this Section 7.2, Section 7.3, the last sentence of Section 5.5, Section 5.7, Section 5.12, Article 8 and the definitions of all defined terms appearing in such sections shall survive any termination hereof pursuant to Section 7.1; provided, however, that subject to Section 7.3, Section 8.11, Section 8.12 and this Section 7.2 (including, in each case, the limitations set forth therein), (i) nothing herein shall relieve any party from liability for damages resulting from such party’s fraud prior to such valid termination; and (ii) nothing herein shall relieve the Company Parties of any liability for damages resulting from any Company Party’s willful breach prior to such valid termination (in the case of each of clauses (i) and (ii) of this proviso, which the parties acknowledge and agree shall not be limited to reimbursement of expenses or out-of-pocket costs). For the avoidance of doubt, the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; provided that the Parent Parties shall each be treated as if they were a party thereto to the same extent as Parent.

Section 7.3 Fees and Expenses.

(a) Generally. Except as otherwise specifically set forth in this Agreement, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such cost or expense, whether or not the Mergers or any other Transaction is consummated.

(b) Company Termination Fee. The Company shall pay to Parent a fee equal to $9,540,000 (such fee, the “Company Termination Fee”) if:

(i) (A) the Company terminates this Agreement pursuant to Section 7.1(h) or (B) Parent terminates this Agreement pursuant to Section 7.1(g); or

(ii) (A)(1) in the case of a termination pursuant to Section 7.1(b) or Section 7.1(e), an Acquisition Proposal (whether or not conditional) shall have been publicly made, proposed or communicated prior to the termination of this Agreement or the Company Board has otherwise received a bona fide written Acquisition Proposal, and, in each case, such Acquisition Proposal has not been withdrawn prior to such termination, or (2) in the case of a termination pursuant to Section 7.1(d), an

Acquisition Proposal (whether or not conditional) shall have been publicly made, proposed or communicated prior to the Company Shareholder Meeting and shall not have been publicly withdrawn prior to the Company Shareholder Meeting, and (B) following the occurrence of an event described in the preceding clause (A), this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(d) or Section 7.1(b) or by Parent pursuant to Section 7.1(e), and (C) before the date that is 12 months after the date of termination of this Agreement, the Company enters into an Alternative Acquisition Agreement that is later consummated or an Acquisition Proposal is consummated within 12 months after the date of termination of this Agreement (provided that, for purposes of this clause (C), the references to “15%” in the definition of Acquisition Proposal shall be deemed to be references to more than “50%”).

(c) Any Company Termination Fee (i) due under Section 7.3(b)(ii) shall be paid to Parent (or one or more of its designees) by wire transfer of same-day funds on the date the transactions contemplated by the Alternative Acquisition Agreement as referred to in Section 7.3(b)(ii)(C) are consummated and (ii) due under Section 7.1(g) shall be paid to Parent (or one or more of its designees) by wire transfer of same-day funds within five Business Days of the date of termination. Any Company Termination Fee due under Section 7.1(h) shall be paid to Parent in accordance with Section 7.1(h).

(d) Parent Expense Amount. If this Agreement is terminated pursuant to Section 7.1(d) or Section 7.1(e), the Company shall pay, or cause to be paid, to Parent the Parent Expense Amount, by wire transfer to an account designated by Parent, within five Business Days after the date of such termination; provided, that the payment by the Company of the Parent Expense Amount pursuant to this Section 7.3(d) shall not relieve the Company of any subsequent obligation to pay the Company Termination Fee pursuant to Section 7.3(b) (but in the event such Company Termination Fee is or becomes payable, it shall be reduced on a dollar for dollar basis for the Parent Expense Amount actually paid to Parent pursuant to this Section 7.3(c)). In no event shall the Company be required to pay the Parent Expense Amount on more than one occasion.

(e) Parent Termination Fee. Parent shall pay, or cause to be paid, to the Company a fee equal to $11,925,000 (such fee, the “Parent Termination Fee”) if the Company terminates this Agreement pursuant to Section 7.1(f) and Section 7.1(i). The Parent Termination Fee shall be paid by wire transfer of same day funds within five Business Days after termination of this Agreement pursuant to Section 7.1(i).

(f) If the Company or Parent fails to promptly pay any amounts due pursuant to this Section 7.3 and, in order to obtain such payment, any Parent Party, on the one hand, or any Company Party, on the other hand, commences a suit that results in a final and non-appealable judgment against any Company Party or Parent Party, as applicable, for payment of amounts owed pursuant to this Section 7.3, then the Company shall pay to the Parent Parties, or Parent shall pay to the Company Parties, as applicable, its reasonable and documented out-of-pocket costs and expenses (including reasonable and documented out-of-pocket attorneys’ fees) in connection with such suit, together with interest on such amount at the prime lending rate prevailing during such period as published in The Wall Street Journal, Eastern Edition, calculated on a daily basis from the date that such amounts were required to be paid to the date of actual payment. Any amount payable pursuant to this Section 7.3(f) shall be paid by the applicable party by wire transfer of same-day funds prior to or on the date such payment is required to be made under this Section 7.3(f).

(g) The parties acknowledge and agree that the agreements contained in this Section 7.3 are an integral part of this Agreement, and that, without these agreements, the parties would not enter into this Agreement. Each of the parties further acknowledges that the payment of the amounts by the Company or Parent specified in this Section 7.3 is not a penalty, but, in each case, is liquidated damages in a reasonable amount that will compensate the Parent Parties or the Company Parties, as applicable, in the circumstances in which such amounts are payable for the efforts and resources expended and the opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Mergers and the other Transactions, which amount would otherwise be impossible to calculate with precision. In no event shall the Company Parties or Parent Parties be required to pay an amount in connection with the termination of this Agreement more than once.

(h) Notwithstanding anything in this Agreement or any other Transaction Document, but subject to Section 8.11, each of the parties acknowledges and agrees that the Company’s right to terminate this Agreement and to receive payment of the Parent Termination Fee pursuant to this Section 7.3 shall constitute the sole and exclusive remedy of the Company Parties and their respective Affiliates and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or Affiliates (collectively, the “Company Related Parties”) against the Parent Parties, the Investor, NHT, and their respective Affiliates, any potential debt financing source and any of their respective former, current or future general or limited partners, stockholders, equityholders, members, managers, directors, officers, employees, agents or Affiliates or any former, current or future general or limited partner, stockholder, equityholder, member, manager, director, officer, employee, agent, Affiliate, successor or assignee of any of the foregoing (collectively, the “Parent Related Parties”) for all losses and damages in respect of this Agreement or the Transactions, any breach of any covenant or agreement or otherwise in respect of this Agreement, or the failure to consummate the Transactions, and upon payment of the Parent Termination Fee to the Company, none of the Parent Related Parties shall have any further liability to any of the Company Related Parties relating to or arising out of this Agreement, the Financing Commitments, the Limited Guaranty or the transactions contemplated hereby or thereby (except that the Parent Parties will remain subject to Section 7.3(e)) and no Company Related Party shall seek to recover any other damages or seek any other remedy, whether based on a claim at law or in equity, in contract, tort or otherwise, with respect to any losses or damages suffered in connection with this Agreement or the Transactions or any oral representation made or alleged to have been made in connection with this Agreement (except that the Parent Parties will remain subject to Section 7.3(e)). Notwithstanding anything in this Agreement or any other Transaction Document, in no event shall any of the Parent Related Parties be subject to (and no Company Related Party shall seek to recover) monetary damages or other payments whatsoever (including multiple, consequential, indirect, special, statutory, exemplary or punitive damages) in excess of an amount equal to the Parent Termination Fee for any losses or other liabilities arising out of or in connection with breaches by any Parent Party of their representations, warranties, covenants and agreements contained in this Agreement or arising from any claim or cause of action that any Company Related Party may have or in respect of any oral representation made or alleged to have been made in connection herewith or therewith.

(i) While the Company or Parent, as applicable, may pursue both a grant of specific performance or other equitable relief under Section 8.11 and, following termination of this Agreement, the payment of the Parent Termination Fee or the Company Termination Fee, as applicable, under no circumstances shall the Company or Parent be permitted or entitled to receive both a grant of specific performance or other equitable relief and any money damages (including the Parent Termination Fee or the Company Termination Fee, as applicable) in connection with this Agreement or any termination of this Agreement.

Section 7.4 Extension Rights. Notwithstanding anything to the contrary in this Agreement (including Section 2.3(a), Section 7.1(i) and Section 8.11), the Company shall provide written notice that the conditions set forth in Article 6 are satisfied (“Conditions Satisfied Notice”), and within three Business Days of the receipt of such Conditions Satisfied Notice, Parent, in its sole discretion, may extend the Closing Date (“Extension”) for an additional 30-day period upon written notice to the

Company (or such shorter period so as not to extend beyond December 31, 2019), provided, that no Parent Party is then in breach of this Agreement in any material respect. Parent may exercise such Extension up to three times during the term of this Agreement. Notwithstanding Section 5.1(b)(ii), if at any time following the exercise of an Extension, the Company shall be permitted to declare and pay a dividend to its shareholders during the month in which such Extension is exercised, subject to and upon the conditions set forth in Part 7.4 of the Company Disclosure Schedule; provided, such dividend may not to exceed the amounts set forth in Part 7.4 of the Company Disclosure Schedule. For the avoidance of doubt, in the event Parent has elected to extend the Closing Date pursuant to this Section 7.4 and the Closing has not occurred by the End Date, each of Parent and the Company shall retain the right to terminate this Agreement pursuant to Section 7.1(b).

ARTICLE 8

MISCELLANEOUS PROVISIONS

Section 8.1 Amendment. Prior to the Effective Time, this Agreement may be amended with the mutual agreement of the Company Parties and the Parent Parties at any time, whether before or after the Company Shareholder Approval has been obtained; provided, however, that after the Company Shareholder Approval has been obtained, no amendment may be made that pursuant to applicable Law requires further approval or adoption by the shareholders of the Company without such further approval or adoption. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto. The Company Parties and the Parent Parties agree that they will execute an amendment to this Agreement to include any customary “Xerox” provisions to the extent a Debt Commitment Letter is delivered by Parent to the Company, as contemplated by Section 5.22, to the extent such amendment is requested by such Financing Source.

Section 8.2 Extension; Waiver. At any time prior to the Effective Time, the parties may: (a) extend the time for the performance of any of the obligations or other acts of the other parties; (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant to this Agreement; (c) waive compliance with any covenants and agreements contained herein; or (d) waive the satisfaction of any of the conditions contained herein. No extension or waiver by the Company shall require the approval of the Company’s shareholders unless such approval is required by Law. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

Section 8.3 Non Survival of Representations, Warranties, Covenants and Agreements. None of the representations, warranties, covenants and agreements in this Agreement, or in any instrument delivered pursuant to this Agreement, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time.

Section 8.4 Entire Agreement; No Other Reps. This Agreement, the Confidentiality Agreement, the exhibits and schedules to this Agreement and the Company Disclosure Schedule constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the parties with respect to the subject matter hereof and thereof. Without limiting the generality of the foregoing: (a) the Parent Parties acknowledge and agree that the Company Parties have not made and are not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 3 (including the Company Disclosure Schedule), that they are not relying and have not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 3 (including the Company Disclosure Schedule), and that no employee, agent, advisor or other Representative of the Company Parties has made or is making any representations or warranties whatsoever regarding the subject matter of this Agreement; (b) without limiting the foregoing, the Parent Parties acknowledge and agree that, except as expressly set forth in this Agreement (i) neither the Company Parties nor any of their Representatives has made any representation or warranty, whether express or implied, as to the accuracy or completeness of any information regarding the Company Parties or their Affiliates furnished or made available to the Parent Parties and their Representatives, and (ii) neither the Company nor any other Person shall be subject to any Liability to the Parent Parties or any other Person resulting from the Company’s making available to the Parent Parties or Parent Parties’ use of such information, or any information, documents or material made available to the Parent Parties in any due diligence materials provided to the Parent Parties, including in the “data room,” management presentations (formal or informal) or in any other form in connection with the Transactions; (c) without limiting the foregoing, except as expressly set forth in this Agreement, the Parent Parties acknowledge and agree that the Company Parties have not made and are not making any representations or warranties whatsoever regarding any forecasts, projections, estimates or budgets discussed with, delivered to or made available to the Parent Parties, or otherwise regarding the future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company Parties or the future business and operations of the Company Parties; (d) the Company Parties acknowledge and agree that the Parent Parties have not made and are not making any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 4, that they are not relying and have not relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except as provided in Article 4, and that no Affiliate or Representative of the Parent Parties has made or is making any representations or warranties whatsoever regarding the subject matter of this Agreement; and (e) without limiting the foregoing, the Company Parties acknowledge and agree that neither the Parent Parties nor any of their Representatives has made any representation or warranty, whether express or implied, as to the accuracy or completeness of any information regarding the Parent Parties or their Affiliates furnished or made available to the Company Parties and their Representatives except as expressly set forth in this Agreement, and neither the Parent nor any other Person shall be subject to any Liability to the Company Parties or any other Person resulting from Parent making available to the Company Parties or Company Parties’ use of such information, except as expressly set forth in this Agreement.

Section 8.5 Applicable Law; Jurisdiction; Waiver of Jury Trial. This Agreement is made under, and shall be construed and enforced in accordance with, the Laws of the State of Maryland applicable to agreements made and to be performed solely therein, without giving effect to principles of conflicts of Law, except with respect to matters under the MGCL, the DE LLC Act, VRULPA and VLLCA relating to the Mergers, which shall be governed by the Laws of the States of Maryland and Virginia. Each of the parties hereby irrevocably and unconditionally consents to and submits to the exclusive jurisdiction of the Circuit Court for Baltimore City (Maryland), Business and Technology Case Management Program and/or the U.S. District Court for the District of Maryland (the “Chosen Courts”) for any litigation arising out of this Agreement and the Transactions (and agrees not to commence any litigation relating thereto except in such court), waives any objection to the laying of venue of any such litigation in a Chosen Court and agree not to plead or claim in a Chosen Court that such litigation brought therein has been brought in any inconvenient forum. Each of the parties hereby irrevocably and unconditionally agrees to request and/or consent to the assignment of any such proceeding in the courts of the State of Maryland to the Maryland Court’s Business and Technology Case Management Program pursuant to Maryland Rule 16-205 (or any successor thereof). Nothing in this Agreement shall limit or affect the rights of any party to pursue appeals from any judgments or Order of a Chosen Court as provided by Law. Each of the parties agrees, that service of process may be made on such party by prepaid certified mail in the manner provided in Section 8.7 with a proof of mailing receipt validated by the United States Postal Service constituting evidence of valid service. Service made pursuant to the foregoing shall have the same legal force and effect as if served upon such party personally within the State of Maryland. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE OUT OF OR RELATING TO THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE), DIRECTLY OR INDIRECTLY, ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, OR THE ACTIONS OF THE PARTIES HERETO IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF. EACH OF THE PARTIES HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (IV) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.5.

Section 8.6 Assignability; Parties in Interest.

(a) Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties; provided that the rights, interests and obligations of Merger Sub or Merger OP may be assigned to another direct or indirect wholly owned subsidiary of Parent, but no such assignment shall relieve Merger Sub or Merger OP of any of its obligations under this Agreement, provided, further, that from and after the Closing Date, the Parent Parties or any of their subsidiaries may, without consent, pledge any of their respective rights, but not their obligations, under this Agreement, as security to any Financing Sources or any agent for such Financing Sources. Any purported assignment without such consent shall be void. Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by the parties and their respective successors and assigns.

(b) Notwithstanding anything contained in this Agreement to the contrary, nothing in this Agreement, express or implied, is intended to or shall confer on any Person (other than the parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, except for: (i) if the Mergers occur, (A) the rights of the equityholders of the Company and the Operating Partnership to the applicable Merger Consideration pursuant to Section 2.7, and (B) the right of the holders of Company Restricted Shares to receive the applicable treatment pursuant to Section 2.8, in each case, following the Effective Time in accordance with the terms of this Agreement and (ii) the provisions set forth in Section 5.9 of this Agreement with respect to the Persons referred to therein.

Section 8.7 Notices. Any notices, requests, claims, consents, demands and other communications required or permitted under, or otherwise given in connection with, this Agreement shall be in writing and delivered (a) in person, (b) by electronic mail (provided that any such electronic mail notice must contain the following “all caps” notation in the subject line: “MERGER AGREEMENT OFFICE NOTICE” in order to be effective) or (c) sent by prepaid overnight courier (providing proof of delivery), to the parties at the following addresses (or at such other addresses as shall be specified by the Parties by like notice):

if to the Parent Parties, the Surviving Entity or Surviving Partnership, to:
c/o Highland Capital Management
300 Crescent Court, Suite 700
Dallas, Texas 75201
Attention:	Matt R. McGraner
Brian Mitts
E-Mail:	MMcGraner@hcmlp.com
BMitts@NexPointSecurities.com

with a copy (which shall not constitute notice) to:
Winston & Strawn LLP
2121 North Pearl Street, Suite 900
Dallas, Texas 75201
Attention:	Charles T. Haag
E-Mail:	chaag@winston.com

if to the Company Parties (prior to the Company Merger) to:

Condor Hospitality Trust, Inc.
4800 Montgomery Lane, Suite 220
Bethesda, Maryland 20814
Attention:	J. William Blackham
E-mail:	bblackham@trustcondor.com

with copies (which shall not constitute notice) to:

McGrath North Mullin & Kratz, PC LLO
1601 Dodge Street, Suite 3700
Omaha, Nebraska 68102
Attention:	Guy Lawson
Email:	glawson@mcgrathnorth.com

All notices, requests, claims, consents, demands and other communications under this Agreement shall be deemed duly given (i) if delivered in person, on the date delivered, (ii) if sent by electronic mail, on the same day it was received if received no later than 5:00 p.m. (Eastern Time) on a Business Day (if received after 5:00 p.m. (Eastern Time) on a Business Day or on a non-Business Day, such electronic mail notice shall be deemed to have been received at 9:00 a.m. (Eastern Time) on the next Business Day) or (iii) if sent by prepaid overnight courier, on the next Business Day (providing proof of delivery). For the avoidance of doubt, counsel for a party may send notices, requests, claims, consents demands or other communications on behalf of such party.

Section 8.8 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, and (c) all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as either the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any party or such party waives its rights under this Section 8.8 with respect thereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the transactions contemplated by this Agreement are fulfilled to the extent possible.

Section 8.9 Counterparts. This Agreement may be executed and delivered (including by facsimile or .pdf, .tif, .gif, .jpeg or similar attachment to electronic mail (any such delivery, an “Electronic Delivery”)) in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. No party hereto shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each party forever waives any such defense, except to the extent such defense relates to lack of authenticity.

Section 8.10 Obligation of Parent. Parent shall cause Merger Sub and Merger OP to comply in all respects with each of the representations, warranties, covenants, obligations, agreements and undertakings made or required to be performed by Merger Sub and Merger OP in accordance with the terms of this Agreement, the Mergers, and the other Transactions. As a material inducement to the Company’s willingness to enter into this Agreement and perform its obligations hereunder, Parent hereby unconditionally guarantees full performance and payment by Merger Sub and Merger OP of each of their respective covenants, obligations and undertakings required to be performed by Merger Sub and Merger OP under this Agreement and the Transactions, subject to all terms, conditions and limitations contained in this Agreement, and hereby represents, acknowledges and agrees that any such breach of any such representation and warranty or default in the performance of any such covenant, obligation, agreement or undertaking of Merger Sub and Merger OP shall also be deemed to be a breach or default of Parent, and the Company shall have the right, exercisable in its sole discretion, to pursue any and all available remedies it may have arising out of any such breach or nonperformance directly against either or both of Parent and Merger Sub in the first instance. As applicable, references in this Section 8.10 to “Merger Sub” shall also include the Surviving Entity following the Effective Time and references in this Section 8.10 to “Merger OP” shall also include the Surviving Partnership following the Effective Time.

Section 8.11 Specific Performance.

(a) The parties hereto acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by such parties in accordance with their specific terms or were otherwise breached, and that money damages (even if available) would not be an adequate remedy for any such harm. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the performance of the terms and provisions of this Agreement. It is agreed that the parties are entitled to enforce specifically the performance of terms and provisions of this Agreement in any court referred to above, without proof of actual damages (and each party hereby waives any requirement for the securing or posting of any bond in connection with such remedy), this being in addition to any other remedy to which they are entitled at law or in equity. The parties further agree not to assert that a remedy of specific enforcement is unenforceable, invalid, contrary to Law or inequitable for any reason, nor to assert that a remedy of monetary damages would provide an adequate remedy for any such breach.

(b) Notwithstanding anything to the contrary in this Agreement (but subject to Section 7.4), each of the parties agree that the Company shall only be entitled to specific performance of the Parent Parties’ obligations to consummate the Merger and the Transactions contemplated by the Transaction Documents and cause the Equity Financing to be funded if, and only if, (i) all of the conditions in

Article 6 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but subject to such conditions being able to be satisfied); (ii) to the extent the Debt Commitment Letter is delivered to the Company as contemplated by Section 5.22, the Debt Financing will be funded at the Closing if the Equity Financing is funded at the Closing; and (iii) the Company has irrevocably confirmed in writing to Parent that if specific performance is granted and the Debt Financing is funded, then the Company will cause the Closing to occur.

Section 8.12 Non-recourse. Except in the case of fraud, in no event will any Company Party seek or obtain, nor will it permit any of its Representatives to seek or obtain through or on behalf of the Company, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any Non-Recourse Parent Party (as defined in the Equity Commitment Letter) with respect to this Agreement, the Transaction Documents or the transactions contemplated hereby and thereby, or the negotiation or execution hereof (including any breach by any Parent Party), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable Laws arising out of any such breach, termination or failure, other than from a Parent Party to the extent expressly provided for in this Agreement. Except in the case of fraud, in no event will any Parent Party seek or obtain, nor will they permit any of their Representatives or to seek or obtain through or on behalf of any Parent Party, nor will they permit any of their Representatives to seek or obtain, nor will any Person be entitled to seek or obtain, any monetary recovery or monetary award against any former, current or future director, officer, employee, manager, member, partner, stockholder, agent, Affiliate or other Representative of the Company or any of its Subsidiary (each such Person, other than the Company or a Subsidiary of the Company, a “Non-Recourse Company Party”) with respect to this Agreement, the Transaction Documents or the transactions contemplated hereby or thereby, or the negotiation or execution hereof (including any breach by the Company or any of its Subsidiary), the termination of this Agreement, the failure to consummate the transactions contemplated hereby or any claims or actions under applicable Laws arising out of any such breach, termination or failure, other than from the Company or its Subsidiary to the extent expressly provided for in this Agreement.

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IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

NHT OPERATING PARTNERSHIP, LLC, a Delaware limited liability company

By:	NHT OPERATING PARTNERSHIP GP,
LLC, its manager

By:	/s/ Neil Labatte
Name: Neil Labatte
Title: Sole Member

NHT REIT MERGER SUB, LLC

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Chief Financial Officer and Secretary

NHT OPERATING PARTNERSHIP II, LLC

By:	/s/ Brian Mitts
Name: Brian Mitts
Title: Chief Financial Officer and Secretary

CONDOR HOSPITALITY TRUST, INC.

By:	/s/ J. William Blackham
Name: J. William Blackham
Title: President and CEO

CONDOR HOSPITALITY LIMITED PARTNERSHIP

By:	Condor Hospitality REIT Trust, its General Partner

By:	/s/ J. William Blackham
Name: J. William Blackham
Title: President

[Signature Page to Merger Agreement]

Exhibit A

Form of Company Shareholders Voting Agreement

(See attached)

Exhibit B

Form of Articles of Amendment and Restatement of Surviving Entity

(See attached)

Exhibit C

Form of Amended and Restated Bylaws of Surviving Entity

(See attached)